ANNUAL
REPORT
2012

ACTIVISION | BLIZZARD

OUTSTANDING RESULTS

NON-GAAP REVENUES[1] INCREASED 11% YEAR ON YEAR

$5.0B

RECORD NON-GAAP OPERATING MARGIN[1]

34%

[1]*For a full reconciliation, see tables at the end of the annual report.*

$1.18

RECORD NON-GAAP EPS[1]
INCREASED 27% YEAR ON YEAR

$1.3B

OPERATING CASH FLOW
INCREASED 41% YEAR ON YEAR

LONG-TERM STRATEGY:

FOCUS
INNOVATION
TALENT
COMMITMENT

PREMIUM INTERACTIVE ENTERTAINMENT


GAAP REVENUES
NON-GAAP REVENUES(1)
$5.0B
$4.9B
$4.8B
2%
INCREASE
YEAR ON YEAR
11%
INCREASE
YEAR ON YEAR
$4.5B
2011
2012
2011
2012

(1)For a full reconciliation, see tables at the end of the annual report.

DRIVES REVENUES


CALL OF DUTY
BLACK OPS II

DELIVERS BEST-IN-CLASS OPERATING MARGINS



GAAP OPERATING MARGIN
NON-GAAP OPERATING MARGIN[1]
34%
370
BASIS POINT
INCREASE
YEAR ON YEAR
30.3%
29.9%
27.9%
200
BASIS POINT
INCREASE
YEAR ON YEAR
2011
2012
2011
2012

[1]*For a full reconciliation, see tables at the end of the annual report.*

LONG-TERM FOCUS


SKYLANDERS
GIANTS
™

QUALITY AND INNOVATION


GAAP EPS
$0.92
$1.01
10%
INCREASE
YEAR ON YEAR
2011
2012
NON-GAAP EPS[1]
$0.93
$1.18
27%
INCREASE
YEAR ON YEAR
2011
2012

[1] *For a full reconciliation, see tables at the end of the annual report.*

DRIVES EPS GROWTH


DIABLO

FREE CASH FLOW[1]

2009–2012

$4.5B

CAPITAL RETURNED TO SHAREHOLDERS[2]
81% PAYOUT RATIO[3]

2009–2012

$3.7B

CASH & INVESTMENTS[4]

as of December 31, 2012

$4.4B

[1] *Free Cash Flow is a non-GAAP metric defined as Operating Cash Flow less Capital Expenditures. For a full reconciliation, see tables at the end of the annual report.*

[2] *Dividends and share repurchases.*

[3] *Defined as dividends and share repurchases as a percentage of free cash flow.*

[4] *Includes short- and long-term investments.*

INCREASING VALUE

WORLD OF WARCRAFT®

MISTS of PANDARIA™

POSITIONED FOR GROWTH

ESTABLISHED FRANCHISES
NEW INTELLECTUAL PROPERTIES
NEW MODELS AND NEW MARKETS



DESTINY™

DEAR SHAREHOLDERS:

2012 was an excellent year for Activision Blizzard. In fact, by most of the metrics we use to measure our performance, it was the best year in our history, although it will be difficult to repeat in 2013.

Since present management assumed responsibility for the company twenty-two years ago, we have made good progress in building it from insolvency into the world's leading third-party interactive entertainment publisher.

Since 1991, when we took control, our book value per share has grown from less than $0.01, on a split-adjusted basis, to $10.18, representing an increase of more than 30% compounded annually and outperforming the S&P 500 by a wide margin. During that time, our earnings per share have increased at a compounded annual growth rate of over 20% per year; our revenues have increased at a compounded annual growth rate of over 30% per year; and our compounded annual total shareholder returns, comprised of share price appreciation and reinvested dividends, increased at a compounded annual growth rate of over 12%, exceeding the total returns of the S&P 500 by over 300 basis points.

While we had a great year, it is important to put that in the context of a better year for the S&P 500. During 2012, our book value per share increased 12% including dividends, as compared to a 16% increase in book value per share by the S&P 500 including dividends.

In 2012, we delivered GAAP and non-GAAP operating margins of 30% and 34%, respectively. Our GAAP net revenues were $4.86 billion, as compared with $4.76 billion for 2011, and our non-GAAP net revenues were $4.99 billion, as compared to $4.49 billion. Our earnings per share also increased significantly year-over-year, from $0.92 to $1.01 per share on a GAAP basis and from $0.93 to $1.18 per share on a non-GAAP basis, an increase of 27%.

With over $1.3 billion in operating cash flow, we ended the calendar year with approximately $4.4 billion in cash and investments and no debt.

We have always believed that prioritizing opportunities based on our abilities to make the very best games with the very best financial returns for our shareholders is the key to long-term, sustained success. While this sounds obvious, it can only be accomplished with extraordinarily talented people, clear metrics to evaluate and reward performance, and an unwavering commitment to excellence.

NEAR-TERM CHALLENGES

Our talented team delivered another record year of results in 2012. While we celebrate our successes, we are also alert to the near term challenges faced by the company, a few of which we would like to share.

We do not expect 2013 results at Activision Blizzard to resemble 2012. There are two reasons for this, one related to our company's product plans, and one tied to general industry conditions. In 2012, many of our key franchises included a major release of all-new content. In particular, the record-shattering success of *Diablo III*®, the first new Diablo game in over a decade, exceeded even our optimistic expectations. In 2012, *World of Warcraft*® experienced the release of a fantastic expansion pack, *Mists of Pandaria*®. In the past we have seen major *World of Warcraft* expansion packs improve both subscriber retention and acquisition.

We will not have a major *World of Warcraft* expansion pack in 2013. This year, we also do not have an all-new Diablo game planned. Year-over-year comparisons for Blizzard, therefore, will likely be unfavorable. To use our hero Warren Buffett's thoughts: "We won't 'smooth' quarterly or annual results: If earnings figures are lumpy when they reach headquarters, they will be lumpy when they reach you." Our results in 2013 will be "lumpy" by comparison to 2012.

Our 2013 performance will also likely be affected by the fact that it is a transitional year for the interactive entertainment industry.

Nintendo launched the Wii U in 2012 to a slower-than-expected start, and Sony announced the PlayStation 4 in early 2013 with a plan to ship by the end of 2013.

The launch of the next-generation console systems presents opportunities, but will also create challenging market conditions. The last transition was disruptive and volatile; it introduced new competitors and business models that required time for our company to understand and sort through the attendant risks and opportunities.

In 2012, we benefitted from a very large current-generation installed base. In 2013, there will likely be a relatively small number of new next-generation console video game systems sold. In addition to the challenges of straddling this transition, we face challenges related to the continued success of mobile devices, including tablets. The business models for interactive entertainment on these devices are much less certain than the proven ways we generate returns from our online subscription services, downloadable content for consoles and PCs, and retail console and PC games.

So far, most companies making small screen games have generally experienced "big screen"-sized losses. Very few mobile and tablet games have generated the types of shareholder returns we have become accustomed to even though the overall market growth for mobile games has been very strong.

While we are working on initiatives for these promising new opportunities, there is nothing likely to contribute meaningfully to our financial results in 2013.

We are optimistic that our leadership position, along with our resources, scale, infrastructure, and creative talent, should allow us to take advantage of the positive long-term business fundamentals that we expect this new era will ultimately bring. Past console transitions ultimately have expanded our business opportunities over the long term. They have done this both by expanding the addressable consumer base (each console cycle has achieved a bigger installed base than the last), and by enabling us to make more fun, ambitious, innovative, and compelling games. That said, there is always a higher degree of uncertainty during periods of console transition, and our ability to deliver our customary shareholder returns on devices, like tablets and smartphones, that now compete with consoles is unproven.

LESSONS LEARNED

Though 2012 was an outstanding year, we did make some mistakes. One mistake had a large impact on our financial results. All mistakes were largely the result of not sticking to the principles that have worked so well for us for over twenty years.

» Our most significant mistake was the launch of our subscription service, *Call of Duty Elite*® in late 2011. The service attracted a large number of subscribers. As we noted in our letter last year, it was the third most subscribed Western interactive entertainment service after Xbox LIVE and *World of Warcraft*. However, our execution fractured our player community and had a negative impact on our proven, successful downloadable content (DLC) business model for Call of Duty®. As a result, we decided we would better serve our audience by making all elements of the *Call of Duty Elite* service free to our entire Call of Duty player community and move to a season pass/à la carte model for DLC. We launched our first DLC for *Call of Duty: Black Ops II* in late January of this year. Early results suggest we have satisfied audiences with our content and this new service model.

» Our licensed title business performed below our expectations in 2012. Though a relatively small part of our business in recent years, the trend away from third-party licensed content in the industry towards original intellectual property appears to continue. We did not adhere to the principle of "owning or controlling" the underlying intellectual property in which we invest. We made greater investments in third-party intellectual property and software development than was prudent. We have such a large library of franchises and potential franchises dating back to 1979 when the company was founded that we are far better off making games based on our own titles than on the intellectual property of third parties, with very few exceptions.

» *World of Warcraft* remains the most successful massively multiplayer online role playing game (MMORPG) in the world, and it ended the year with 9.6 million subscribers, far more than any other subscription-based MMORPG. Despite this success, it is notable that we ended 2012 with a lower number of subscribers than we began the year, notwithstanding the release of *Mists of Pandaria.* As we noted on our earnings call, most of the decline occurred in the East, where revenue per user is lower than in the West.

World of Warcraft is more than eight years old, and it remains a powerhouse. That said, the nature of the online game market has changed dramatically over the last eight years. While we have had great success in keeping the game fresh through four major expansion packs and numerous patched-in content updates, the expectation of the gaming community about the pace of updates and alterations has changed. As we continue to develop and build the gameplay experience, we are working to tighten the update time frames to keep our fans engaged with the thrill of new content, while also working to bring back fans who may have taken a break but have not lost their love for the game.

A RECORD YEAR

Though we made some missteps and faced some challenges, 2012 was a year of many highlights. We will always work to refine our business processes, but we believe that our performance in the past year was a validation of our basic approach to making games. Our strategy of deep investment in our core franchises, smart development of new intellectual property, rigorous efforts to ensure that each of our releases reaches new heights of quality and innovation, and relentless optimization of costs and operational efficiencies, paid off this year, as it has consistently in the past.

We continue to invest our capital prudently and to use it to build world-class entertainment brands, broaden our leadership position, and expand our global footprint. We also find other ways to return value to our shareholders. We are the only Western third-party interactive entertainment publisher to pay a cash dividend, which we have increased every year since 2010, and in February 2013, we increased the dividend to $0.19 per share.

The bulk of our business is built around our core franchises, which we think of as distinct brands in their own right. This is not a static list—it evolves as we develop new intellectual property, such as Skylanders® in 2011, or *Destiny*™. Let's walk through the major drivers of our success in 2012 across Activision Publishing and Blizzard Entertainment.

In 2012, the Call of Duty franchise achieved cumulative life-to-date revenues of approximately $8 billion. We launched *Call of Duty: Black Ops II* at retail in November and crossed $1 billion in worldwide retail sales in just 15 days, eclipsing our previous record. In aggregate across all platforms, *Call of Duty: Black Ops II* was the #1 best-selling title in the U.S. and Europe. Additionally, according to Microsoft®, *Call of Duty: Black Ops II* was the most played game on Xbox LIVE®, and *Call of Duty: Modern Warfare 3* and the original *Call of Duty: Black Ops* each remained top-five games played on the service, in spite of having been released in 2011 and 2010 respectively.

The company is well into development on two new Call of Duty games—a console game that will be released in 2013, and *Call of Duty Online*, which is being developed for the large and fast-growing Chinese online game market. Our development studio in Shanghai has been working, in partnership with Tencent, a leading operator of free-to-play action games in China, to create an online Call of Duty experience built specifically for Chinese players. While not without challenges, we are very excited about this opportunity.

Our first Skylanders game was introduced in October 2011 with the release of *Skylanders Spyro's Adventure*®. In just 15 months, Skylanders achieved life-to-date worldwide sales, including toys and accessories, in excess of $1 billion—faster than any other franchise in the company's history.

In 2012, Activision Publishing's *Skylanders Giants*™, the second game in our Skylanders franchise, was the #1 best-selling kids' video game of the year. In addition, during the year, we extended the Skylanders franchise appeal with more than 130 licensing partners, and continued to gain operating efficiencies in our manufacturing and supply chain operations.

During 2012, in North America and Europe combined, including toys and accessories, *Skylanders Giants* was the #5 best-selling game in dollars, and *Skylanders Spyro's Adventure,* was the #4 best-selling game. Additionally, through January 2013, we have sold more than 100 million Skylanders toys worldwide and in 2012 we outsold the largest action-figure line in North America and Europe.

In 2013, the company plans to release *Skylanders SWAP Force*™, which expands upon the franchise's signature toys-to-life gameplay by letting kids not only bring physical toys to life inside the game, but also swap the top and bottom halves of the toys and create their own unique characters. As an added value to our current players, seasoned fans of the franchise can play *Skylanders SWAP Force* with their entire collection of characters from *Skylanders Spyro's Adventures* and *Skylanders Giants.* We are excited about the continued innovation our teams are bringing to this exciting new genre of gameplay.

Though not scheduled for release in 2013, a significant new opportunity we are investing in is *Destiny,* a large-scale collaboration between Activision and world-class developer Bungie, the creators of *Halo*®.*

Destiny combines Bungie's trademark grand scope, sci-fi storytelling and adventures with visceral first-person action gaming that takes place in an unfolding, cinematic universe. *Destiny* will deliver a unique social gaming experience to consoles by offering players a connected, living world that they can explore, as well as vibrant social spaces where they can congregate, celebrate in-game achievements, and share adventures grouped with friends or solo.

In September 2012, Blizzard Entertainment released *World of Warcraft: Mists of Pandaria,* the fourth expansion for *World of Warcraft.* The *Mists of Pandaria* launch was a global event, including countries in North America, South America, Europe, and Asia. For the first time ever, our substantial base of players in China was able to enjoy the expansion pack content within the same one-week global launch period as players elsewhere. Despite the decline in subscribership noted above, *World of Warcraft* remains one of the world's great entertainment franchises and by far the most popular subscription-based MMORPG in the world.

Additionally, during the year, Blizzard renewed its license with our partner NetEase for the distribution of *World of Warcraft* in China.

In 2012, Blizzard also achieved unprecedented success with *Diablo III,* which was the #1 best-selling PC game at retail. Including digital sales, it sold more than 12 million copies worldwide through the end of the year and generated more than $500 million in revenues. The development team at Blizzard has been updating the game since its May launch, adding new content, game systems, features, and other improvements. Additionally, we recently announced that Blizzard is developing *Diablo III* for the PlayStation 3 and PlayStation 4, bringing the beloved Diablo franchise to consoles for the first time in almost 15 years.

StarCraft® is the only Blizzard core franchise that did not see a significant new release in 2012. However, on March 12, 2013, Blizzard launched *StarCraft II: Heart of the Swarm*™, the first expansion to its award-winning real-time strategy game *StarCraft II: Wings of Liberty*®. The game features a new campaign continuing the epic story established in *Wings of Liberty* and introduces new multiplayer features that enhance the game's online experience.

Blizzard also continues to invest in its proprietary online platform, *Battle.net*®, which lets players communicate and collaborate across games while giving the company a way to interact with and support its players through direct digital sales, free trials and value-added services. During 2012, over 42.9 million people used *Battle.net* to play a Blizzard game. The deep integration of *Battle.net* within Blizzard games enables the development of unique and enriching services and features.

*Halo *is a registered trademark of Microsoft Corporation.*

Through *Battle.net* and other sales of digital content, we continued to achieve significant success in deriving revenue from digital channels, reporting record digital revenues for the calendar year. We were the #1 third-party interactive entertainment Western digital publisher. GAAP net revenues from digital channels exceeded $1.5 billion and represented 32% of the company's total net revenues. Non-GAAP net revenues from digital channels were a record $1.6 billion and represented 32% of the company's total net revenues. (This non-GAAP percentage was down very slightly from 2012 due to the growth of non-digital sales.)

LOOKING AHEAD

Much has changed in our industry over the last two decades, but we still operate the company with the same four basic principles that we brought with us to a nearly insolvent company named Mediagenic in 1991.

» Deliver innovative and compelling interactive entertainment experiences

» Focus on the largest and most promising opportunities

» Recruit, reward, and retain great talent and build teams that share common values

» Remain disciplined in the application of our commitment to deliver shareholder value

These principles are simple to state, but they are challenging to execute.

Our business depends entirely upon our ability to make games that people want to play. We strive to make the most fun, thrilling, social, and delightful entertainment experiences, and to make sure that these experiences deliver significant value to our players versus the many other entertainment choices they have in today's world. By creating products that deeply engage and satisfy our audiences, we build a loyal fan base and establish recurring profit streams.

We aim to allocate our capital efficiently to enable us to focus on our most promising opportunities globally. We develop new intellectual properties selectively, identifying those with mass market appeal and building them into franchises that we can consistently execute with unparalleled depth and scale. We extend into new business models and high-margin emerging markets only when highly promising or proven, sometimes by others, to avoid failure or distraction.

We recognize that the only formula for success in a creative industry is to attract and retain the best talent. We recognize that the success of our franchises is built upon the shared dedication from great teams of people whose sense of mutual respect and teamwork drives our performance to new levels.

Lastly, we are committed to managing our finances to grow our business and deliver and return long-term value to our shareholders. We have an unwavering culture of financial discipline, and we institutionalize our business processes to ensure that we learn from and replicate past success. Most importantly, we are a rigorously performance-based company—in terms of how we compensate, promote, and measure our own success.

We believe that our dedication and determination to live by our four key strategic principles have built a framework that will continue to guide our success. As we head into this transitional period, we have never been more excited or confident about our ability to deliver the great games our audiences expect and wonderful new experiences our audiences cannot yet imagine.

With appreciation,

Bobby Kotick
President and Chief Executive Officer,
Activision Blizzard

Brian Kelly
Co-Chairman of the Board,
Activision Blizzard

SELECTED FINANCIAL DATA

For accounting purposes, the Business Combination (as defined below) was treated as a "reverse acquisition," with Vivendi Games (as defined below) deemed to be the acquirer. The historical financial statements of Activision Blizzard, Inc. prior to July 9, 2008 are those of Vivendi Games (see Note 1 of the Notes to Consolidated Financial Statements included in this Annual Report). Therefore, 2012, 2011, 2010, 2009 and 2008 financial data is not comparable with prior periods.

The terms "Activision Blizzard," the "Company," "we," "us," and "our" are used to refer collectively to Activision Blizzard, Inc. and its subsidiaries.

The following table summarizes certain selected consolidated financial data, which should be read in conjunction with our Consolidated Financial Statements and Notes thereto and with Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere in this Annual Report. The selected consolidated financial data presented below at and for each of the years in the five-year period ended December 31, 2012 is derived from our Consolidated Financial Statements. All amounts set forth in the following tables are in millions, except per share data.

	For the Years Ended December 31,				
	2012	2011	2010	2009	2008
Statement of Operations Data:					
Net Revenues	$4,856	$4,755	$4,447	$4,279	$3,026
Net income (loss)	1,149	1,085	418(1)	113(2)	(107)
Basic net income (loss) per share(3)	1.01	0.93	0.34	0.09	(0.11)
Diluted net income (loss) per share(3)	1.01	0.92	0.33	0.09	(0.11)
Cash dividends declared per share(4)	0.18	0.165	0.15	—	—
Balance Sheet Data:					
Total assets	$14,200	$13,277	$13,447	$13,742	$14,465

(1) In the fourth quarter of 2010, we recorded $326 million of impairment charges within our Activision segment. These charges consisted of impairments of $67 million, $9 million and $250 million to license agreements, game engines and internally developed franchises intangible assets, respectively.

(2) In the fourth quarter of 2009, we recorded $409 million of impairment charges within our Activision segment. These charges consisted of impairments of $24 million, $12 million and $373 million to license agreements, game engines and internally developed franchise intangible assets, respectively.

(3) *Stock Split*—In July 2008, the Board of Directors declared a two-for-one split of our outstanding shares of common stock effected in the form of a stock dividend. The stock dividend was issued on September 5, 2008 to shareholders of record at the close of business on August 25, 2008.

(4) *Cash Dividends*—On February 9, 2012, our Board of Directors declared a cash dividend of $0.18 per share payable on May 16, 2012 to shareholders of record at the close of business on March 21, 2012. On February 9, 2011, our Board of Directors declared a cash dividend of $0.165 per share to be paid on May 11, 2011 to shareholders of record at the close of business on March 16, 2011. On February 10, 2010, our Board of Directors declared a cash dividend of $0.15 per common share payable on April 2, 2010 to shareholders of record at the close of business on February 22, 2010. Future dividends will depend upon our earnings, financial condition, cash requirements, future prospects and other factors deemed relevant by our Board of Directors. There can be no assurances that dividends will be declared in the future. Prior to the cash dividend declared in February 2010, the Company had never paid a cash dividend.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Business Overview

The Company's Formation and Business Combination

Activision, Inc. was originally incorporated in California in 1979 and was reincorporated in Delaware in December 1992. On July 9, 2008, a business combination (the "Business Combination") by and among Activision, Inc., Sego Merger Corporation, a wholly-owned subsidiary of Activision, Inc., Vivendi S.A. ("Vivendi"), VGAC LLC, a wholly-owned subsidiary of Vivendi , and Vivendi Games, Inc. ("Vivendi Games"), a wholly-owned subsidiary of VGAC LLC, was consummated. As a result of the consummation of the Business Combination, Activision, Inc. was renamed Activision Blizzard, Inc. Activision Blizzard is a public company traded on the NASDAQ under the ticker symbol "ATVI."

Activision Blizzard, Inc. is a worldwide online, personal computer ("PC"), video game console, tablet, handheld, and mobile game publisher. The terms "Activision Blizzard," the "Company," "we," "us," and "our" are used to refer collectively to Activision Blizzard, Inc. and its subsidiaries. Based upon our organizational structure, we conduct our business through three operating segments as follows:

Activision Publishing, Inc.

Activision Publishing, Inc. ("Activision") is a leading international developer and publisher of interactive software products and content. Activision develops games based on both internally-developed and licensed intellectual property. Activision markets and sells games we develop and, through our affiliate label program, games developed by certain third-party publishers. We sell games both through retail channels and by digital download. Activision currently offers games that operate on the Sony Computer Entertainment, Inc. ("Sony") PlayStation 3 ("PS3"), Nintendo Co. Ltd. ("Nintendo") Wii ("Wii") and Nintendo Wii U ("Wii U"), and Microsoft Corporation ("Microsoft") Xbox 360 ("Xbox 360") console systems; the Nintendo Dual Screen ("DS") and Nintendo 3DS ("3DS") handheld game systems; the PC; and other handheld and mobile devices.

Blizzard Entertainment, Inc.

Blizzard Entertainment, Inc. ("Blizzard") is a leader in the subscription- based massively multi-player online role-playing game ("MMORPG") category in terms of both subscriber base and revenues generated through its World of Warcraft® franchise, which it develops, hosts and supports. Blizzard also develops, markets, and sells role-playing action and strategy PC-based computer games, including games in the multiple- award winning Diablo® and StarCraft® franchises. In addition, Blizzard maintains a proprietary online-game related service, Battle.net®. Blizzard distributes its products and generates revenues worldwide through various means, including: subscriptions (which consist of fees from individuals playing *World of Warcraft®*, sales of prepaid subscription cards, and revenue from value-added services such as realm transfers, faction changes and other character customizations within the *World of Warcraft* gameplay); retail sales of physical "boxed" products; online download sales of PC products; and licensing of software to third-party or related party companies that distribute *World of Warcraft, Diablo® III* and *StarCraft® II* products.

Activision Blizzard Distribution

Activision Blizzard Distribution ("Distribution") consists of operations in Europe that provide warehousing, logistical and sales distribution services to third-party publishers of interactive entertainment software, our own publishing operations, and manufacturers of interactive entertainment hardware.

Business Results and Highlights

In 2012, Activision Blizzard's consolidated net revenues were $4.9 billion and consolidated net income was $1.1 billion, resulting in diluted earnings per common share of $1.01. The Company grew net revenues, operating income, and earnings per share as compared to 2011. We also generated $1.3 billion in cash from operating activities in 2012.

Also, according to The NPD Group with respect to North America, GfK Chart- Track with respect to Europe, and Activision Blizzard internal estimates, during 2012:

- In North America and Europe combined, including toys and accessories, Activision Publishing was the #1 console and handheld publisher for the calendar year with the #1 and #3 best-selling franchises—Call of Duty® and Skylanders.

- Activision Blizzard reported record digital revenues for the calendar year and was the #1 third-party interactive entertainment Western digital publisher.

- For the calendar year, in aggregate across all platforms in the U.S. and Europe, Activision Publishing's *Call of Duty: Black Ops II* was the #1 best-selling title in dollars and *Call of Duty: Modern Warfare® 3* was the #9 best-selling title in dollars.

- In both North America and Europe, including toys and accessories, *Skylanders Giants*™ was the #1 best-selling kids' title in dollars for the fourth quarter. Additionally, for the calendar year, in North America and Europe combined, including toys and accessories, *Skylanders Giants* was the #5 best-selling game in dollars, and *Skylanders Spyro's Adventure®* was the #4 best-selling game in dollars.

- For the calendar year, Blizzard Entertainment had two top-10 PC games in North America and Europe. *Diablo III* was the #1 best-selling PC game at retail, breaking PC-game sales records with more than 12 million copies sold worldwide through December 31, 2012, and *World of Warcraft: Mists of Pandaria®* was the #3 best-selling PC game at retail.

Product Release Highlights

The following games and content packs, among other titles, were released during the year ended December 31, 2012:

- *007™ Legends*
- *Angry Birds™ Trilogy*
- *Battleship®*
- *Cabela's® Dangerous Hunts 2013*
- *Cabela's Hunting Expeditions*
- *Call of Duty: Black Ops II*
- *Call of Duty Modern Warfare 3 Content Collection #1*
- *Call of Duty: Modern Warfare 3 Content Collection #2*
- *Call of Duty: Modern Warfare 3 Content Collection #3*
- *Call of Duty: Modern Warfare 3 Content Collection #4*
- *Diablo III*
- *Family Guy: Back to the Multiverse*
- *Ice Age™ Continental Drift Arctic Games*
- *Men In Black: Alien Crisis™*
- *Prototype® 2*
- *Skylanders Giants*
- *The Amazing Spider-Man™*
- *Transformers™: Fall of Cybertron™*
- *Transformers Prime™*
- *Wipeout 3*
- *World of Warcraft: Mists of Pandaria*

On January 29, 2013, Activision released *Revolution*, the first downloadable map pack for *Call of Duty: Black Ops II*, *("Revolution")* on the Xbox 360. *Revolution* is expected to be available on other platforms during the first quarter of 2013.

StarCraft II: Heart of the Swarm™, the first expansion to Blizzard's real-time strategy game *StarCraft II: Wings of Liberty®*, is expected to be available in stores and online beginning March 12, 2013.

International Operations

International sales are a fundamental part of our business. Net revenues from international sales accounted for approximately 50%, 50%, and 46% of our total consolidated net revenues for the years ended December 31, 2012, 2011 and 2010, respectively. We maintain significant operations in the United States ("U.S."), Canada, the United Kingdom ("U.K."), France, Germany, Ireland, Italy, Sweden, Spain, the Netherlands, Australia, South Korea and China. An important element of our international strategy is to develop content that is specifically directed toward local cultures and customs. Our international business is subject to risks typical of an international business, including, but not limited to, foreign currency exchange rate volatility and changes in local economies. Accordingly, our future results could be materially and adversely affected by changes in foreign currency exchange rates and changes in local economies.

Management's Overview of Business Trends

Online Content and Digital Downloads

We provide our products through both retail channels and digital online delivery methods. Many of our video games that are available through retailers as physical "boxed" software products, such as DVDs, are also available by direct digital download over the Internet (both from websites that we own and from others owned by third parties). In addition, we offer players downloadable content as add-ons to our products (*e.g.*, new multi-player content packs), generally for a one-time fee. We also offer subscription- based services for *World of Warcraft*, which are digitally delivered and hosted by Blizzard's proprietary online-game related service, Battle.net. In 2011, Activision launched *Call of Duty Elite*, a digital service that provides both free and paid subscription-based content and features for *Call of Duty: Modern Warfare 3*. In conjunction with the release of *Call of Duty: Black Ops II*, all of the *Call of Duty Elite* service features for that game were made available for free. This free service does not include downloadable map packs, which are sold separately, either a la carte as individual map packs or as part of a discounted season pass bundle. Existing *Call of Duty Elite* premium members will continue to enjoy the *Call of Duty Elite* premium membership features for *Call of Duty: Modern Warfare 3* through the end of their subscription period. Digital revenues remain an important part of our business, and we continue to focus on and develop products that can be delivered via digital online channels. The amount of our digital revenues in any period may fluctuate depending, in part, on the timing and nature of our specific product releases.

We currently define digital online channel-related sales as revenues from subscriptions and memberships, licensing royalties, value-added services, downloadable content, and digitally distributed products. This definition may differ from that used by our competitors or other companies.

For the year ended December 31, 2012, our sales through the digital online channels decreased by approximately $100 million, as compared to 2011, and our net revenues from digital online channels represented 32% of our total consolidated net revenues in 2012 as compared to 34% in 2011. These decreases were mainly attributable to the deferral of revenues due to the timing of the releases of *Diablo III* and *World of Warcraft: Mists of Pandaria*. On a non-GAAP basis, our sales through the digital online channels increased by $40 million, as compared to 2011, and our net revenues from digital online channels represented 32% of our total consolidated net revenues in 2012 as compared to 35% in 2011. This increase in sales from the digital online channels was primarily due to the releases of *Diablo III* and *World of Warcraft: Mists of Pandaria.*

Please refer to the reconciliation between GAAP and non-GAAP financial measures later in this document for further discussions of retail and digital online channels.

Current Generation of Game Consoles

The current generation of game consoles began with Microsoft's launch of the Xbox 360 in November 2005, and continued in 2006 when Sony and Nintendo launched the PS3 and the Wii, respectively. The installed base of current generation hardware (*i.e.* Xbox 360, PS3 and Wii) in the U.S. and Europe was approximately 183 million units as of December 31, 2012, as compared to 166 million units at December 31, 2011, according to The NPD Group, with respect to North America, and GfK Chart-Track, with respect to Europe, representing an increase of 11% in units year-over-year. The installed base of PS3 and Xbox 360 hardware units increased 15% year-over-year, while the installed base of Wii hardware units increased 5% year-over-year. During the 2012 year-end holiday season, Nintendo released a new "next-generation" high-definition version console, the Wii U. On February 20, 2013, Sony announced that it intends to launch PlayStation 4, its next-generation computer entertainment system, by the 2013 year-end holiday buying season.

We continually monitor console hardware sales, as well as the development of "next-generation" consoles. We manage our product delivery on each current and future platform in a manner we believe to be most effective to maximize our revenue opportunities and achieve the desired return on our investments in product development.

Conditions in the Retail Distribution Channels

Conditions in the retail channels of the interactive entertainment industry remained challenging through 2012. In North America and Europe, retail sales within the industry experienced a combined overall decrease of approximately 21% in 2012, as compared to 2011, according to The NPD Group and GfK Chart-Track. The declines in the North America and European retail channels were impacted by fewer releases and catalog sales in 2012 as compared to 2011, as well as price declines over the prior year. In addition, the decline in sales to the retail channels continue to be more pronounced for casual titles on the Nintendo Wii and handheld platforms (down over 35% year-over-year), than titles on high-definition platforms (i.e., Xbox 360 and PS3).

Despite the 21% decrease in retail sales for the overall industry, according to The NPD Group, GfK Chart-Track and the Company's internal estimates, the sales of the industry's top five titles (including accessory packs and figures) grew 1% in 2012, as compared to 2011. This has resulted in the further concentration of revenues in the top titles, particularly for high-definition platforms, which experienced year-over-year growth, while non-premier titles experienced declines. The Company's results have been less impacted by the general declining trends in retail compared to our competitors because of our greater focus on premier top titles and a more focused overall slate of titles.

Concentration of Top Titles

The concentration of retail revenues among key core titles has continued as a trend in the overall interactive software industry. According to The NPD Group, the top 10 titles accounted for 30% of the sales in the U.S. video game industry in 2012 as compared to 26% in 2011. Similarly, a significant portion of our revenues has historically been derived from video games based on a few popular franchises and these video games are responsible for a disproportionately high percentage of our profits. For example, our four largest franchises in 2012—Call of Duty, Diablo, Skylanders and World of Warcraft—accounted for approximately 83% of our net revenues, and a significantly higher percentage of our operating income, for the year.

We expect that a limited number of popular franchises will continue to produce a disproportionately high percentage of the industry and our revenues and profits.

Seasonality

The interactive entertainment industry is highly seasonal. We have historically experienced our highest sales volume in the year-end holiday buying season, which occurs in the fourth quarter. We defer the recognition of a significant amount of net revenue related to our software titles containing online functionality that constitutes a more-than-inconsequential separate service deliverable over an extended period of time (*i.e.*, typically five months to less than a year). As a result, the quarter in which we generate the highest sales volume may be different than the quarter in which we recognize the highest amount of net revenue. Our results can also vary based on a number of factors including, but not limited to, title release date, consumer demand, market conditions and shipment schedule.

Outlook

Looking forward, the above discussed factors, such as the ongoing console transition, increasing concentration of top titles in the interactive entertainment industry, and a continuingly challenged global economy, might negatively impact our short-term results. In addition, 2013 compared to 2012 will be a difficult year-over-year comparison due to the highly successful launch of *Diablo III* in May 2012. We will continue to invest in our established franchises, as well as new titles we think have the potential to drive our growth over the long-term.

Consolidated Statements of Operations Data

The following table sets forth consolidated statements of operations data for the periods indicated in dollars and as a percentage of total net revenues (amounts in millions):

	For the Years Ended December 31,					
	2012		2011		2010	
Net revenues:						
Product sales	$3,620	75%	$3,257	68%	$3,087	69%
Subscription, licensing, and other revenues	1,236	25	1,498	32	1,360	31
Total net revenues	4,856	100	4,755	100	4,447	100
Costs and expenses:						
Cost of sales—product costs	1,116	23	1,134	24	1,350	31
Cost of sales—online subscriptions	263	5	255	5	250	5
Cost of sales—software royalties and amortization	194	4	218	5	338	8
Cost of sales—intellectual property licenses	89	2	165	3	197	4
Product development	604	12	629	14	626	14
Sales and marketing	578	12	545	11	516	12
General and administrative	561	12	456	10	375	8
Impairment of intangible assets	—	—	—	—	326	7
Restructuring	—	—	25	—	—	—
Total costs and expenses	3,405	70	3,427	72	3,978	89
Operating income	1,451	30	1,328	28	469	11
Investment and other income (expense), net	7	—	3	—	23	1
Income before income tax expense	1,458	30	1,331	28	492	12
Income tax expense	309	6	246	5	74	2
Net income	$1,149	24%	$1,085	23%	$418	10%

Operating Segment Results

Our operating segments are consistent with our internal organizational structure, the manner in which our operations are reviewed and managed by our Chief Executive Officer, who is our Chief Operating Decision Maker ("CODM"), the manner in which we assess operating performance and allocate resources, and the availability of separate financial information. We do not aggregate operating segments.

The CODM reviews segment performance exclusive of the impact of the change in deferred net revenues and related cost of sales with respect to certain of our online-enabled games, stock-based compensation expense, restructuring expense, amortization of intangible assets, and impairment of intangible assets and goodwill. The CODM does not review any information regarding total assets on an operating segment basis, and accordingly, no disclosure is made with respect thereto. Information on the operating segments and reconciliations of total segment net revenues and total segment operating income to consolidated net revenues and income before income tax expense from external customers and consolidated income before income tax expense for the years ended December 31, 2012, 2011, and 2010 are presented in the table below (amounts in millions):

	For the Years Ended December 31,				
	2012	2011	2010	Increase/ (decrease) 2012 v 2011	Increase/ (decrease) 2011 v 2010
Segment net revenues:					
Activision	$3,072	$2,828	$2,769	$244	$59
Blizzard	1,609	1,243	1,656	366	(413)
Distribution	306	418	378	(112)	40
Operating segment net revenue total	4,987	4,489	4,803	498	(314)
Reconciliation to consolidated net revenues:					
Net effect from changes in the deferral of net revenues	(131)	266	(356)	(397)	622
Consolidated net revenues	$4,856	$4,755	$4,447	$101	$308
Segment income from operations:					
Activision	$970	$851	$511	$119	$340
Blizzard	717	496	850	221	(354)
Distribution	11	11	10	—	1
Operating segment income from operations total	1,698	1,358	1,371	340	(13)
Reconciliation to consolidated operating income and consolidated income before income tax expense:					
Net effect from changes in the deferral of net revenues and related cost of sales	(91)	183	(319)	(274)	502
Stock-based compensation expense	(126)	(103)	(131)	(23)	28
Restructuring	—	(26)	(3)	26	(23)
Amortization of intangible assets	(30)	(72)	(123)	42	51
Impairment of goodwill/intangible assets	—	(12)	(326)	12	314
Consolidated operating income	1,451	1,328	469	123	859
Investment and other income (expense), net	7	3	23	4	(20)
Consolidated income before income tax expense	$1,458	$1,331	$492	$127	$839

For better understanding of the differences in presentation between our segment results and the consolidated results, the following explains the nature of each reconciling item.

Net Effect from Deferral of Net Revenues and Related Cost of Sales

We have determined that some of our game's online functionality represents an essential component of gameplay and as a result a more-than-inconsequential separate deliverable. As such, we are required to recognize the revenues of these game titles over the estimated service periods, which may range from a minimum of five months to a maximum of less than a year. The related cost of sales is deferred and recognized as the related revenues are recognized. In the table on the previous page, we present the amount of net revenues and related cost of sales separately for each period as a result of this accounting treatment.

Stock-Based Compensation Expense

We expense our stock-based awards using the grant date fair value over the vesting periods of the stock awards. In the case of liability awards, the liability is subject to revaluation based on the stock price at the end of the relevant period. Included within stock-based compensation are the net effects of capitalization, deferral, and amortization.

Restructuring

On February 3, 2011, the Company's Board of Directors authorized a restructuring plan (the "2011 Restructuring") involving a focus on the development and publication of a reduced slate of titles on a going-forward basis. The 2011 Restructuring included the discontinuation of the development of music-based games, the closure of the related business unit and the cancellation of other titles then in production, along with a related reduction in studio headcount and corporate overhead. The costs related to the 2011 Restructuring activities included severance costs, facility exit costs, and exit costs from the cancellation of projects. The 2011 Restructuring charges for the year ended December 31, 2011 were $25 million, which is reflected in a separate caption "Restructuring expenses" on our consolidated statement of operations. The 2011 Restructuring was completed as of December 31, 2011 and we do not expect to incur significant additional restructuring expenses relating thereto.

In 2008, we implemented an organizational restructuring plan as a result of the Business Combination. This organizational restructuring was to integrate different operations and to streamline the combined Activision Blizzard organization. The costs related to the restructuring activities included severance costs, facility exit costs, write-offs of assets and liabilities and exit costs from the cancellation of projects. For the year ended December 31, 2011, expense related to the organizational restructuring was $1 million and has been reflected in the "General and administrative expense" in the consolidated statement of operations. The organizational restructuring activities as a result of the Business Combination were completed as of December 31, 2011 and we do not expect to incur additional restructuring expenses relating thereto.

Amortization of Intangible Assets

All of our intangible assets are the result of the Business Combination and other acquisitions. We amortize the intangible assets over their estimated useful lives based on the pattern of consumption of the underlying economic benefits. The amount presented in the table represents the effect of the amortization of intangible assets as well as other purchase price accounting adjustments, where applicable, in our consolidated statements of operations.

Impairment of Goodwill/Intangible Assets

We recorded a non-cash charge of $12 million related to the impairment of goodwill of our Distribution reporting unit for the year ended December 31, 2011, reflecting a continuing shift in the distribution of interactive entertainment software from retail distribution channels to digital distribution channels. Furthermore, we recorded a non-cash impairment charge on definite-lived intangible assets of $326 million for the year ended December 31, 2010, reflecting a continuing weaker environment for the casual game and music genres.

Segment Net Revenues

Activision

Activision's net revenues increased for 2012 as compared to 2011, primarily due to revenues from the Skylanders franchise (both from the launch of *Skylanders Giants* in the fourth quarter of 2012 and the full-year revenues from *Skylanders Spyro's Adventure*, which was launched in the fourth quarter of 2011). The increase was partially offset by lower revenues from the Call of Duty franchise primarily from lower catalog sales and lower revenues from downloadable content packs for *Call of Duty: Modern Warfare 3*, though these decreases were partially mitigated by the strong performance from *Call of Duty: Black Ops II* which launched in the fourth quarter of 2012.

For 2011, net revenues from the Activision segment increased as compared to 2010 primarily due to: the strong performance of *Call of Duty: Modern Warfare 3* and the strong digital revenue performance from the franchise; revenues from *Skylanders Spyro's Adventure* which successfully launched as a new intellectual property in the fourth quarter of 2011; the release of *Lego Star Wars III*, which we published on behalf of Lucas Arts in Europe and certain countries in Asia Pacific; and benefits from foreign exchange as compared to the prior year. The increase was partially offset by a more focused release schedule in 2011 than in 2010, and lower catalog sales of games in the music and casual games genre.

Blizzard

Blizzard's net revenues increased for 2012 as compared to 2011, primarily due to the release of *Diablo III* in May 2012 and *World of Warcraft: Mists of Pandaria* in September 2012. The increase in net revenues was partially offset by lower subscription revenues from *World of Warcraft* due to a lower subscriber base.

At December 31, 2012, the worldwide subscriber* base for *World of Warcraft* was approximately 9.6 million, down from a base of more than 10 million subscribers at September 30, 2012, and approximately 10.2 million subscribers at December 31, 2011, with the majority of the decline from the East (where the "East" includes China, Taiwan, and Korea, and the "West" includes North America, Europe and Latin America). With the launch of *World of Warcraft: Cataclysm*®, in the fourth quarter of 2010, the subscriber base reached a new peak at more than 12 million subscribers at December 31, 2010. Since that time, the subscriber base has trended downward. Looking forward, Blizzard Entertainment expects to continue to deliver new game content in all regions that is intended to further appeal to the gaming community.

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* *World of Warcraft* subscribers include individuals who have paid a subscription fee or have an active prepaid card to play *World of Warcraft*, as well as those who have purchased the game and are within their free month of access. Internet Game Room players who have accessed the game over the last thirty days are also counted as subscribers. The above definition excludes all players under free promotional subscriptions, expired or cancelled subscriptions, and expired prepaid cards. Subscribers in licensees' territories are defined along the same rules.

Blizzard's net revenues decreased for 2011 as compared to 2010 primarily as a result of no new titles released in 2011 as compared to 2010, when *StarCraft II: Wings of Liberty* was released in the third quarter and *World of Warcraft: Cataclysm* was released in the fourth quarter; and as a result of a decline in *World of Warcraft's* subscriber base during 2011. These decreases were partially offset by benefits from foreign exchange as compared to the prior year.

Distribution

Distribution's net revenues decreased in 2012 as compared to 2011, primarily due to a weaker U.K. market.

Distribution's net revenues increased in 2011 as compared to 2010, primarily due to additional customer sales opportunities in the U.K. and benefits from foreign exchange as compared to prior year.

Segment Income from Operations

Activision

Activision's operating income increased in 2012 as compared to 2011, primarily due to higher net revenues as described above, and lower sales and marketing costs. The increase was partially offset by higher cost of sales as a result of higher net revenues, higher product development costs, and higher general and administrative costs, primarily resulting from legal-related expenses (including legal-related accruals, settlements and fees) and additional accrued bonuses reflecting our strong 2012 financial performance.

Activision's operating income increased in 2011 as compared to 2010, primarily due to a more focused release of products that delivered higher operating margins; increased digital sales of Call of Duty's digital content, resulting in high operating margins; and reduction of operating expenses resulting from the 2011 Restructuring. These positive impacts on operating income were partially offset by an increase in sales and marketing expenses to support the launch of *Skylanders Spyro's Adventure, Call of Duty: Modern Warfare 3* and *Call of Duty Elite* and additional litigation activities and settlement of lawsuits.

Blizzard

Blizzard's operating income increased in 2012 as compared to 2011, primarily due to higher revenues as described above. The increase was partially offset by higher cost of sales as a result of higher net revenues, higher sales and marketing costs to support the launch of *Diablo III* and *World of Warcraft: Mists of Pandaria*, and higher general and administrative costs from additional accrued bonuses reflecting our strong 2012 financial performance.

Blizzard's operating income decreased in 2011 as compared to 2010, primarily due to lower revenues as discussed above. These negative impacts on operating income were partially offset by a decrease in sales and marketing expenses, as higher sales and marketing expenses were incurred in 2010 to support the release of *StarCraft II: Wings of Liberty* in the third quarter and *World of Warcraft: Cataclysm* in the fourth quarter; and lower customer support costs incurred.

Non-GAAP Financial Measures

The analysis of revenues by distribution channel is presented both on a GAAP (including the impact from change in deferred revenues) and non-GAAP (excluding the impact from change in deferred revenues) basis. We use this non-GAAP measure internally when evaluating our operating performance, when planning, forecasting and analyzing future periods, and when assessing the performance of our management team. We believe this is appropriate because this non-GAAP measure enables an analysis of performance based on the timing of actual transactions with our customers, which is consistent with the way the Company is measured by investment analysts and industry data sources, and facilitates comparison of operating performance between periods. In addition, excluding the impact from change in deferred net revenue provides a much more timely indication of trends in our sales and other operating results. While we believe that this non-GAAP measure is useful in evaluating our business, this information should be considered as supplemental in nature and is not meant to be considered in isolation from, as a substitute for, or as more important than, the related financial information prepared in accordance with GAAP. In addition, this non-GAAP financial measure may not be the same as any non-GAAP measure presented by another company. This non-GAAP financial measure has limitations in that it does not reflect all of the items associated with our GAAP revenues. We compensate for the limitations resulting from the exclusion of the change in deferred revenues by considering the impact of that item separately and by considering our GAAP, as well as non-GAAP, revenues.

Results of Operations—Years Ended December 31, 2012, 2011, and 2010

Non-GAAP Financial Measures

The following table provides reconciliation between GAAP and non-GAAP net revenues by distribution channel for the years ended December 31, 2012, 2011, and 2010 (amounts in millions):

	For the Years Ended December 31,						
	2012	2011	2010	Increase/ (decrease) 2012 v 2011	Increase/ (decrease) 2011 v 2010	% Change 2012 v 2011	% Change 2011 v 2010
GAAP net revenues by distribution channel							
Retail channels	$3,013	$2,697	$2,629	$316	$68	12%	3%
Digital online channels[1]	1,537	1,640	1,440	(103)	200	(6)	14
Total Activision and Blizzard	4,550	4,337	4,069	213	268	5	7
Distribution	306	418	378	(112)	40	(27)	11
Total consolidated GAAP net revenues	4,856	4,755	4,447	101	308	2	7
Change in deferred net revenues[2]							
Retail channels	69	(185)	251	254	(436)	(137)	(174)
Digital online channels[1]	62	(81)	105	143	(186)	(177)	(177)
Total changes in deferred net revenues	131	(266)	356	397	(622)	(149)	(175)
Non-GAAP net revenues by distribution channel							
Retail channels	3,082	2,512	2,880	570	(368)	23	(13)
Digital online channels[1]	1,599	1,559	1,545	40	14	3	1
Total Activision and Blizzard	4,681	4,071	4,425	610	(354)	15	(8)
Distribution	306	418	378	(112)	40	(27)	11
Total non-GAAP net revenues[3]	$4,987	$4,489	$4,803	$498	$(314)	11%	(7)%

(1) We currently define revenues from digital online channels as revenues from subscriptions and memberships, licensing royalties, value-added services, downloadable content, and digitally distributed products.

(2) We have determined that some of our game's online functionality represents an essential component of gameplay and as a result a more-than-inconsequential separate deliverable. As such, we are required to recognize the revenues of these game titles over the estimated service periods, which may range from a minimum of five months to a maximum of less than a year. In the table above, we present the amount of net revenues for each period as a result of this accounting treatment.

(3) Total non-GAAP net revenues presented also represents our total operating segment net revenues.

The increase in GAAP net revenues from retail channels for 2012 as compared to 2011 was the result of sales from the Skylanders franchise (both from the launch of *Skylanders Giants* in the fourth quarter of 2012 and the full-year revenues from *Skylanders Spyro's Adventure*, which was launched in the fourth quarter of 2011) and revenues from *Diablo III* and *World of Warcraft: Mists of Pandaria*. The increase was partially offset by lower catalog sales of Call of Duty and other titles, and lower catalog revenues generated from *World of Warcraft: Cataclysm* and *Starcraft II: Wings of Liberty*, which were released in 2010.

The increase in GAAP net revenues from retail channels for 2011 as compared to 2010 was the result of the strong performance of the Call of Duty franchise, recognition of deferred revenues from the 2010 launches of *StarCraft II: Wings of Liberty* and *World of Warcraft: Cataclysm*, and revenues generated from the launch of *Skylanders Spyro's Adventure*, partially offset by the release of fewer key titles.

The decrease in GAAP net revenues from digital online channels for 2012 as compared to 2011 was primarily due to lower revenues from *World of Warcraft* subscriptions and lower net revenues from Call of Duty downloadable content packs released in 2012 for *Call of Duty: Modern Warfare 3*, in comparison to downloadable content packs released in 2011 for *Call of Duty®: Black Ops*. The decrease was partially offset by the full game download sales of *Diablo III* and *World of Warcraft: Mists of Pandaria*, and revenues from *Call of Duty Elite* memberships.

The increase in GAAP net revenues from digital online channels for 2011 as compared to 2010 was primarily due to the stronger performance and greater number of downloadable content packs for *Call of Duty: Black Ops*, which was released in 2011, as compared to the downloadable content packs for *Call of Duty: Modern Warfare® 2* released in the prior year, and a higher number of full game downloads from the Call of Duty catalog titles. In addition, revenues generated from the World of Warcraft franchise, particularly from the digital release of *World of Warcraft: Cataclysm* in December 2010, as well as the digital release of *StarCraft II: Wings of Liberty* in July 2010, resulted in more deferred revenues recognized in 2011 as compared to 2010.

The increase in non-GAAP net revenues from retail channels for 2012 as compared to 2011 was the result of sales from the Skylanders franchise (both from the launch of *Skylanders Giants* in the fourth quarter of 2012 and the full-year revenues from *Skylanders Spyro's Adventure*, which was launched in the fourth quarter of 2011), *Diablo III* and *World of Warcraft: Mists of Pandaria*. The increase was partially offset by lower catalog sales of Call of Duty titles as well as other titles, and lower catalog revenues generated from *World of Warcraft: Cataclysm* and *Starcraft II: Wings of Liberty*, which were released in 2010.

The decrease in non-GAAP net revenues from retail channels for 2011 as compared to 2010 was the result of our more focused slate, with the release of fewer key titles, and lower revenues generated from the casual "value" titles. The decrease was partially offset by the strong performance of the Call of Duty franchise and revenues generated from *Skylanders Spyro's Adventure*.

The increase in non-GAAP net revenues from digital online channels for 2012 as compared to 2011 was attributable to sales of full game digital downloads from the launches of *World of Warcraft: Mists of Pandaria* and *Diablo III* (which were launched in 2012) and memberships revenues from *Call of Duty Elite* (which was launched in late November 2011). The increase was partially offset by lower revenues from *World of Warcraft* subscriptions and lower net revenues from Call of Duty downloadable content packs.

The increase in non-GAAP net revenues from digital online channels for 2011 as compared to 2010 was attributable to the stronger performance and greater number of downloadable content packs released in 2011 for *Call of Duty: Black Ops*, versus downloadable map packs released in the prior year for *Call of Duty: Modern Warfare 2*, and a higher number of full game downloads from the Call of Duty catalog titles. This increase was partially offset by the unfavorable impact of the decrease in *World of Warcraft*'s subscriber base, the decrease of full game downloads of *World of Warcraft: Cataclysm*, which was released in December 2010, and *StarCraft II: Wings of Liberty*, which was released in July 2010.

Consolidated Results

Net Revenues by Geographic Region

The following table details our consolidated net revenues by geographic region for the years ended December 31, 2012, 2011, and 2010 (amounts in millions):

	For the Years ended December 31,						
	2012	2011	2010	Increase/ (decrease) 2012 v 2011	Increase/ (decrease) 2011 v 2010	% Change 2012 v 2011	% Change 2011 v 2010
Geographic region net revenues:							
North America	$2,436	$2,405	$2,409	$31	$(4)	1%	—%
Europe	1,968	1,990	1,743	(22)	247	(1)	14
Asia Pacific	452	360	295	92	65	26	22
Consolidated net revenues	$4,856	$4,755	$4,447	$101	$308	2%	7%

The increase/(decrease) in deferred revenues recognized by geographic region for the years ended December 31, 2012, 2011, and 2010 was as follows (amounts in millions):

	For the Years Ended December 31,				
	2012	2011	2010	Increase/ (Decrease) 2012 v 2011	Increase/ (Decrease) 2011 v 2010
Deferred revenues recognized by geographic region:					
North America	$(78)	$154	$(166)	$(232)	$320
Europe	(28)	104	(159)	(132)	263
Asia Pacific	(25)	8	(31)	(33)	39
Total impact on consolidated net revenues	$(131)	$266	$(356)	$(397)	$622

Consolidated net revenues from North America and Asia Pacific increased in 2012 as compared to 2011, primarily due to sales from the Skylanders franchise (both from the launch of *Skylanders Giants* in the fourth quarter of 2012, and the full-year revenues from *Skylanders Spyro's Adventure*, which was launched in the fourth quarter of 2011), *Diablo III* and *World of Warcraft: Mists of Pandaria*. Sales of *Diablo III* accounted for the majority of the year-over-year increase in net revenues for the Asia Pacific region. The increase in consolidated net revenues from North America and Asia Pacific was partially offset by lower subscriptions revenues from *World of Warcraft*, lower catalog sales of Call of Duty titles as well as other titles, and lower catalog revenues generated from *World of Warcraft: Cataclysm* and *Starcraft II: Wings of Liberty*, which were released in 2010.

Consolidated net revenues from Europe decreased slightly in 2012 as compared to 2011, primarily due to lower subscriptions revenues from *World of Warcraft*, lower catalog sales of Call of Duty titles as well as other titles, and lower catalog revenues generated from *World of Warcraft: Cataclysm* and from *Starcraft II: Wings of Liberty*, which were released in 2010, and lower revenues from our Distribution segment. The decrease was partially offset by sales from the Skylanders franchise (both from the launch of *Skylanders Giants* in the fourth quarter of 2012 and the full-year revenues from *Skylanders Spyro's Adventure*, which was launched in the fourth quarter of 2011), *Diablo III* and *World of Warcraft: Mists of Pandaria.*

Further, in Europe and certain countries in Asia Pacific, net revenues were also negatively impacted due to the fact that we published titles for Lucas Arts in 2011, such as *Lego Star Wars III*, while no comparable title was published in 2012.

The decrease in deferred revenues recognized in all regions for the year ended December 31, 2012 as compared to 2011 was primarily attributable to lower World of Warcraft subscription revenues, lower sales of Call of Duty digital downloadable content packs and catalogs titles, and lower catalog sales of *World of Warcraft: Cataclysm* and *Starcraft II: Wings of Liberty*, as well as an increase in revenues deferred due to the launch of both *Diablo III* and *World of Warcraft: Mists of Pandaria*. The decrease was partially offset by the recognition of the deferred revenues from *Call of Duty: Modern Warfare 3*.

Consolidated net revenues from Europe and Asia Pacific increased in 2011 as compared to 2010, primarily due to the success of Call of Duty catalog titles, stronger performance of downloadable content packs for *Call of Duty: Black Ops* and the release of *World of Warcraft: Cataclysm* and *StarCraft II: Wings of Liberty* in 2010, all of which resulted in increased revenues recognized in 2011 as compared to 2010.

Further, the launch of *Skylanders Spyro's Adventure* and the increase in Distribution segment revenues in Europe contributed to the increase in consolidated net revenues. These increases were partially offset by the additional deferral of revenues as a result of greater sales from the launch of *Call of Duty: Modern Warfare 3* in November 2011.

Consolidated net revenues from North America decreased slightly in 2011 as compared to 2010, primarily due to the decrease in net revenues from music and casual titles and the greater sales from the launch of *Call of Duty: Modern Warfare 3* which resulted in additional deferral of revenues. These decreases were almost entirely offset by the success of Call of Duty catalog titles, stronger performance of downloadable content packs for *Call of Duty: Black Ops*, the releases of *World of Warcraft: Cataclysm* and *StarCraft II: Wings of Liberty* in 2010, and the launch of *Skylanders Spyro's Adventure*, all of which resulted in increased revenues recognized in 2011 as compared to 2010.

The releases of *Call of Duty: Black Ops, World of Warcraft: Cataclysm* and *StarCraft II: Wings of Liberty* in 2010 were the primary reason why more deferred revenues were recognized during 2011 as compared to 2010 across all regions. This increase in the recognition of deferred revenues was partially offset by greater revenues deferred in 2011 as a result of the higher sales from the initial launch of *Call of Duty: Modern Warfare 3* as compared to *Call of Duty: Black Ops*.

Foreign Exchange Impact

Changes in foreign exchange rates had a negative impact of approximately $114 million and a positive impact of approximately $100 million on Activision Blizzard's net revenues in 2012 and 2011, respectively. The change is primarily due to the year-over-year movements of the British pound, Euro and Australian dollar average rates relative to the U.S. dollar.

Net Revenues by Platform

The following table details our net revenues by platform and as a percentage of total consolidated net revenues for the years ended December 31, 2012, 2011, and 2010 (amounts in millions):

	Year Ended December 31, 2012	% of total consolidated net revs.	Year Ended December 31, 2011	% of total consolidated net revs.	Year Ended December 31, 2010	% of total consolidated net revs.	Increase/ (decrease) 2012 v 2011	Increase/ (decrease) 2011 v 2010
Platform net revenues:								
Online subscriptions[1]	$986	20%	$1,357	29%	$1,230	28%	$(371)	$127
PC and other[2]	1,214	25	374	8	325	7	840	49
Console								
Sony PlayStation 3	876	18	948	20	889	20	(72)	59
Microsoft Xbox 360	1,019	21	1,140	24	1,033	23	(121)	107
Nintendo Wii and Wii U	291	6	351	7	408	9	(60)	(57)
Total console	2,186	45	2,439	51	2,330	52	(253)	109
Handheld	164	4	167	3	184	4	(3)	(17)
Total platform net revenues	4,550	94	4,337	91	4,069	91	213	268
Distribution	306	6	418	9	378	9	(112)	40
Total consolidated net revenues	$4,856	100%	$4,755	100%	$4,447	100%	$101	$308

The increase/(decrease) in deferred revenues recognized by platform for the years ended December 31, 2012, 2011, and 2010 was as follows (amounts in millions):

	Years Ended December 31,				
	2012	2011	2010	Increase/ (Decrease) 2012 v 2011	Increase/ (Decrease) 2011 v 2010
Increase/(decrease) in deferred revenues recognized by platform:					
Online subscriptions[1]	$(85)	$202	$(191)	$(287)	$393
PC and other[2]	(36)	75	(81)	(111)	156
Console					
Sony PlayStation 3	(30)	(36)	(77)	6	41
Microsoft Xbox 360	3	(43)	(15)	46	(28)
Nintendo Wii and Wii U	12	66	16	(54)	50
Total console	(15)	(13)	(76)	(2)	63
Nintendo 3DS and DS	5	2	(8)	3	10
Total impact on consolidated net revenues	$(131)	$266	$(356)	$(397)	$622

(1) Revenues from online subscriptions consists of revenue from all *World of Warcraft* products, including subscriptions, boxed products, expansion packs, licensing royalties, value-added services, and revenues from Call of Duty Elite memberships.

(2) Revenues from PC and other consists of net revenues from the sale of PC boxed products, Skylanders franchise standalone toys products, mobile sales and other physical merchandise and accessories.

Net revenues from online subscriptions decreased in 2012 as compared to 2011, primarily as a result of lower *World of Warcraft* subscription revenues, and lower Blizzard catalog sales from *World of Warcraft: Cataclysm,* which was released in December 2010. The decrease was partially offset by revenues from *Call of Duty Elite* memberships and *World of Warcraft: Mists of Pandaria.* Net revenues from online subscriptions increased in 2011 as compared to 2010, primarily driven by the recognition of deferred revenues from the release of *World of Warcraft: Cataclysm* in December 2010 and from the sales of *World of Warcraft's* value-added services, partially offset by the unfavorable impact of *World of Warcraft*'s declining subscriber base.

Net revenues from PC and other significantly increased in 2012 as compared to 2011, primarily as a result of the sale of standalone toys and accessories from the Skylanders franchise (both from the launch of *Skylanders Giants* in the fourth quarter of 2012 and *Skylanders Spyro's Adventure*, which was launched in the fourth quarter of 2011), and from sales of *Diablo III.* The increase was partially offset by the decrease in revenues from *Starcraft II: Wings of Liberty*, which was released in July 2010. Net revenues from PC and other increased in 2011 as compared to 2010, primarily due to the sale of standalone toys and accessories for *Skylanders Spyro's Adventure*, and the success of the Call of Duty franchise titles. The increase was partially offset by lower revenues from music and causal titles and no major release for PC and other in 2011 as compared to 2010, when *StarCraft II: Wings of Liberty* was released.

Net revenues from PS3 and Xbox 360 decreased in 2012 as compared to 2011, primarily due to lower revenues from Call of Duty downloadable content packs and catalog sales, partially offset by sales from the Skylanders franchise. Net revenues from PS3 and Xbox 360 increased in 2011 as compared to 2010, primarily due to the launch of *Skylanders Spyro's Adventure,* the success of the Call of Duty franchise, and downloadable content packs for *Call of Duty: Black Ops* as compared to the downloadable content packs for *Call of Duty: Modern Warfare 2.* The increase was partially offset by the strong consumer demand at launch in November 2011 for *Call of Duty: Modern Warfare 3,* which resulted in additional deferral of revenues.

Net revenues from Nintendo Wii and Wii U decreased in 2012 as compared to 2011, primarily due to overall weaker catalog sales and fewer comparable releases, partially offset by additional revenues from titles associated with the launch of the Wii U. Net revenues from the Nintendo Wii and handheld systems decreased in 2011 as compared to 2010 due to the release of fewer key titles than in 2010, and lower catalog sales of games in the music and casual games genres.

The deferred revenues recognized for online subscriptions decreased in 2012 as compared to 2011, primarily due to revenues deferred from *World of Warcraft: Mists of Pandaria,* which launched on September 25, 2012, and lower revenues recognized from *World of Warcraft: Cataclysm,* which was released in December 2010, and was partially offset by additional revenues recognized from *Call of Duty Elite* memberships in 2012. The deferred revenues recognized for online subscriptions increased in 2011 as compared to 2010, primarily driven by the recognition of deferred revenues from the release of *World of Warcraft: Cataclysm* in December 2010 and from the sales of *World of Warcraft's* value-added services, partially offset by the unfavorable impact of *World of Warcraft's* declining subscriber base.

The decrease in deferred revenues recognized for PC and other in 2012 as compared to 2011 was primarily related to revenues deferred from the successful launch of *Diablo III* on May 15, 2012 and a decrease in revenues recognized from catalog sales of *StarCraft II: Wings of Liberty*, which was released in July 2010. The deferred revenues recognized for PC and other increased in 2011 as compared to 2010, primarily related to the recognition of revenues of *StarCraft II: Wings of Liberty*, which was released in July 2010.

The increase in deferred revenue recognized for Xbox 360 in 2012 as compared to 2011 was primarily due to less revenue deferred from *Call of Duty: Black Ops II*. The decrease in deferred revenue recognized for Xbox 360 in 2011 as compared to 2010, was primarily due to the revenues deferral from *Call of Duty: Modern Warfare 3*. The decreases in deferred revenues recognized for Nintendo Wii in 2012 as compared to 2011, primarily relate to overall weaker catalog sales and fewer comparable releases, and were partially offset by additional Wii U deferred revenues recognized. The increases in deferred revenues recognized for Nintendo Wii in 2011 as compared to 2010, primarily relate to recognition of revenues of our catalog sales of games in the music and casual games genres.

Costs and Expenses

Cost of Sales (amounts in millions)

The following table details the components of cost of sales in dollars and as a percentage of total consolidated net revenues for the years ended December 31, 2012, 2011, and 2010 (amounts in millions):

	Year Ended December 31, 2012	% of consolidated net revs.	Year Ended December 31, 2011	% of consolidated net revs.	Year Ended December 31, 2010	% of consolidated net revs.	Increase (Decrease) 2012 v 2011	Increase (Decrease) 2011 v 2010
Product costs	$1,116	23%	$1,134	24%	$1,350	31%	$(18)	$(216)
Online subscriptions	263	5	255	5	250	5	8	5
Software royalties and amortization	194	4	218	5	338	8	(24)	(120)
Intellectual property licenses	89	2	165	3	197	4	(76)	(32)

Total cost of sales decreased in 2012 as compared to 2011, primarily due to a decrease in amortization of capitalized software development and intellectual property license costs as we had fewer titles released during 2012; a decrease in amortization of intangible assets due to decreasing intangible assets balances year-over-year; and lower product costs from our Distribution segment due to lower revenues. These decreases in cost of sales were partially offset by higher product costs from our Publishing and Blizzard segments due to higher revenues.

Total cost of sales decreased in 2011 as compared to 2010, primarily due to the continued change in mix for products with fewer hardware peripherals, and accordingly lower product costs; an increasing number of products distributed through digital online channels; a decrease in inventory obsolescence charges, as the prior year included higher inventory obsolescence charges relating to peripherals; a decrease in amortization of capitalized software development and intellectual property license costs as we had fewer titles released during 2011; and a decrease in amortization of intangible assets. These decreases in cost of sales were partially offset by more deferred costs recognized, consistent with more deferred revenues recognized, during 2011 as compared to 2010; and higher product costs from our Distribution segment revenues associated with higher revenues.

Product Development (amounts in millions)

	Year Ended December 31, 2012	% of consolidated net revs.	Year Ended December 31, 2011	% of consolidated net revs.	Year Ended December 31, 2010	% of consolidated net revs.	Increase (Decrease) 2012 v 2011	Increase (Decrease) 2011 v 2010
Product development	$604	12%	$629	14%	$626	14%	$(25)	$3

For 2012, product development costs decreased as compared to 2011, principally due to higher capitalization in 2012 of our overall product development costs related to future titles and the timing at which these titles reached technical feasibility and lower stock option expenses. Additionally, product development costs in 2011 included larger amounts written off, due to the cancellation of games under development, than in 2012. The decrease was partially offset by higher studio-related bonuses reflecting our strong 2012 financial performance.

For 2011, product development costs increased slightly as compared to 2010, principally due to lower capitalization of our overall product development costs related to future titles and higher accrued studio-related bonuses. This increase in product development expense was partially offset by the benefits realized from our 2011 Restructuring, which involved a focus on reducing the number of titles in development and publication, including the discontinuation of the development of music-based games. Additionally, product development costs in 2011 included amounts written off due to the cancellation of a future game under development; however, the write-off of capitalized software development was slightly less than in 2010.

Sales and Marketing (amounts in millions)

	Year Ended December 31, 2012	% of consolidated net revs.	Year Ended December 31, 2011	% of consolidated net revs.	Year Ended December 31, 2010	% of consolidated net revs.	Increase (Decrease) 2012 v 2011	Increase (Decrease) 2011 v 2010
Sales and marketing	$578	12%	$545	11%	$516	12%	$33	$29

Sales and marketing expenses increased in 2012 as compared to 2011, primarily due to increased spending on sales and marketing activities to support the launches of *Diablo III* and *World of Warcraft: Mists of Pandaria*, as well as continued investments in our Skylanders franchise.

Sales and marketing expenses increased in 2011 as compared to 2010, primarily due to increased spending on sales and marketing activities to support the launch of *Skylanders Spyro's Adventure*, *Call of Duty: Modern Warfare 3* and *Call of Duty Elite* in the fourth quarter of 2011.

General and Administrative (amounts in millions)

	Year Ended December 31, 2012	% of consolidated net revs.	Year Ended December 31, 2011	% of consolidated net revs.	Year Ended December 31, 2010	% of consolidated net revs.	Increase (Decrease) 2012 v 2011	Increase (Decrease) 2011 v 2010
General and administrative	$561	12%	$456	10%	$375	8%	$105	$81

General and administrative expenses increased in 2012 as compared to 2011, primarily due to higher legal-related expenses (including legal-related accruals, settlements and fees), stock-based compensation expenses and additional accrued bonuses reflecting our strong 2012 financial performance.

General and administrative expenses increased in 2011 as compared to 2010, primarily due to higher legal expenses incurred from additional litigation activities and settlement of lawsuits, the impairment of our Distribution segment's goodwill and higher depreciation expense and facilities costs.

Impairment of Intangible Assets (amounts in millions)

	Year Ended December 31, 2012	% of consolidated net revs.	Year Ended December 31, 2011	% of consolidated net revs.	Year Ended December 31, 2010	% of consolidated net revs.	Increase (Decrease) 2012 v 2011	Increase (Decrease) 2011 v 2010
Impairment of intangible assets	$—	—%	$—	—%	$326	7%	$—	$(326)

There was no impairment of intangible assets for the years ended December 31, 2012 and 2011.

In the fourth quarter of 2010, as a result of the franchise and industry results of the holiday season, we significantly revised our outlook for the retail sales of software. Further, with the impact of the continued economic downturn on our industry in 2010 and the change in the buying habits of casual consumers, we reassessed our overall expectations with respect to our future sales of certain games titles. We considered these economic changes during our planning process for 2011 that we conducted during the months of November and December, 2010, which resulted in a strategy change to, among other things, focus on fewer title releases in the casual and music genres. As a result, we updated our future projected revenue streams for our franchises in the casual and music genres. We performed recoverability and, where applicable, impairment tests on the related intangible assets in accordance with ASC Subtopic 360-10. Based on the analysis performed, we recorded impairment charges of $67 million, $9 million and $250 million to license agreements, game engines and internally developed franchises intangible assets, respectively, for 2010 within our Activision segment. See Note 11 of the Notes to Consolidated Financial Statements included in this Annual Report for additional information regarding the determination of the impairment charges recorded for the year ended December 31, 2010.

Restructuring (amounts in millions)

	Year Ended December 31, 2012	% of consolidated net revs.	Year Ended December 31, 2011	% of consolidated net revs.	Year Ended December 31, 2010	% of consolidated net revs.	Increase (Decrease) 2012 v 2011	Increase (Decrease) 2011 v 2010
Restructuring	$—	—%	$25	—%	$—	—%	$(25)	$25

There were no material restructuring expenses for the year ended December 31, 2012.

On February 3, 2011, the Company's Board of Directors authorized the 2011 Restructuring. The 2011 Restructuring focused on the development and publication of a reduced slate of titles on a going-forward basis, including the discontinuation of the development of music-based games, the closure of the related business unit and the cancellation of other titles then in production, along with a related reduction in studio headcount and corporate overhead. The costs related to the 2011 Restructuring activities included severance costs, facility exit costs, and exit costs from the cancellation of projects. The 2011 Restructuring was completed as of December 31, 2011 and we do not expect to incur additional restructuring expenses relating thereto. See Note 7 of the Notes to Consolidated Financial Statements included in this Annual Report for more detail and a roll forward of the restructuring liability that includes the beginning and ending liability, costs incurred, cash payments and non-cash write downs.

In 2008, we implemented an organizational restructuring plan as a result of the Business Combination. This organizational restructuring was to integrate different operations and to streamline the combined Activision Blizzard organization. The restructuring activities included severance costs, facility exit costs, write offs of assets and liabilities and exit costs from the cancellation of projects. At December 31, 2010, we had completed our organizational restructuring activities as a result of the Business Combination. Restructuring expenses during year ended December 31, 2011 and 2010 associated to this plan were immaterial and were recorded within the "General and administrative expense" in our consolidated statements of operations.

Investment and Other Income (Expense), Net (amounts in millions)

	Year Ended December 31, 2012	% of consolidated net revs.	Year Ended December 31, 2011	% of consolidated net revs.	Year Ended December 31, 2010	% of consolidated net revs.	Increase (Decrease) 2012 v 2011	Increase (Decrease) 2011 v 2010
Investment and other income (expense), net	$7	—%	$3	—%	$23	1%	$4	$(20)

Investment and other income (expense), net, increased in 2012 as compared to 2011. The increase is primarily due to the net realized gain on our foreign exchange contracts of $2 million in 2012 as compared to a $7 million loss in 2011. However, during 2012, we experienced lower yields on our investments, which partially offset the increase.

Investment and other income (expense), net, decreased in 2011 as compared to 2010. During 2011, we recorded higher yields generated from our cash and investment balances, which was partially offset by a higher realized loss from foreign exchange contracts, as compared to 2010. Further, the majority of Investment and other income (expense), net, in 2010 related to the reduction in fair value of a financial liability relating to a contingent earn-out liability from a previous acquisition and there was no such item during 2011.

Income Tax Expense (Benefit) (amounts in millions)

	Year Ended December 31, 2012	% of Pretax income	Year Ended December 31, 2011	% of Pretax income	Year Ended December 31, 2010	% of Pretax income	Increase (Decrease) 2012 v 2011	Increase (Decrease) 2011 v 2010
Income tax expense	$309	21.2%	$246	18.5%	$74	15.0%	$63	$172

For 2012, the Company's income before income tax expense was $1.46 billion. Our income tax expense of $309 million resulted in an effective tax rate of 21.2%. The difference between our effective tax rate and the U.S. statutory tax rate of 35% is due to earnings taxed at relatively lower rates in foreign jurisdictions, recognition of California research and development credits, the federal domestic production deduction, and a tax benefit resulting from a federal income tax audit settlement allocated to us by a subsidiary of Vivendi S.A. ("Vivendi"), as further discussed below.

For 2011, the Company's income before income tax expense was $1.3 billion. Our income tax expense of $246 million resulted in an effective tax rate of 18.5%. The difference between our effective tax rate and the U.S. statutory tax rate of 35% is due to earnings taxed at relatively lower rates in foreign jurisdictions, recognition of federal and California research and development credits, the federal domestic production deduction and a favorable impact from discrete items recognized in connection with the filing of our 2010 tax returns.

In 2012 and 2011, our U.S. income before income tax expense was $668 million and $623 million, respectively, and comprised 46% and 47%, respectively, of our consolidated income before income tax expense. In 2012 and 2011, the foreign income before income tax expense was $790 million and $708 million, respectively, and comprised 54% and 53%, respectively, of our consolidated income before income tax expense. In 2012 and 2011, the impact of earnings taxed at lower rates in foreign jurisdictions versus our U.S. federal statutory tax rate was 17% and 15%, respectively.

As previously disclosed, on July 9, 2008, the Business Combination occurred among Vivendi, the Company and certain of their respective subsidiaries pursuant to which Vivendi Games, then a member of the consolidated U.S. tax group of Vivendi's subsidiary, Vivendi Holdings I Corp. ("VHI"), became a subsidiary of the Company. As a result of the business combination, the favorable tax attributes of Vivendi Games carried forward to the Company. In late August 2012, VHI settled a federal income tax audit with the Internal Revenue Service ("IRS") for the tax years ended December 31, 2002, 2003, and 2004. In connection with the settlement agreement, VHI's consolidated federal net operating loss carryovers were adjusted and allocated to various companies that were part of its consolidated group during the relevant periods. This allocation resulted in a $132 million federal net operating loss allocation to Vivendi Games. In September 2012, the Company filed an amended tax return for its December 31, 2008 tax year to utilize these additional federal net operating losses allocated as a result of the aforementioned settlement, resulting in the recording of a one-time tax benefit of $46 million. Prior to the settlement, and given the uncertainty of the VHI audit, the Company had insufficient information to allow it to record or disclose any information related to the audit until the quarter ended September 30, 2012, as disclosed in the Company's Form 10-Q for that period.

Vivendi Games results for the period January 1, 2008 through July 2009 are included in the consolidated federal and certain foreign state and local income tax returns files by Vivendi or its affiliates while Vivendi Games results for the period July 10, 2008 through December 31, 2008 are included in the consolidated federal and certain foreign, state and local income tax returns filed by Activision Blizzard. Vivendi Games tax years 2005 through 2008 remain open to examination by the major taxing authorities. The IRS is currently examining Vivendi Games tax returns for the 2005 through 2008 tax years.

Activision Blizzard's tax years 2008 through 2011 remain open to examination by the major taxing jurisdictions to which we are subject. The IRS is currently examining the Company's federal tax returns for the 2008 and 2009 tax years. The Company also has several state and non-U.S. audits pending.

Although the final resolution of the Company's global tax disputes is uncertain, based on current information, in the opinion of our management, the ultimate resolution of these matters will not have a material adverse effect on the Company's consolidated financial position, liquidity or results of operations. However, an unfavorable resolution of the Company's global tax disputes could have a material adverse effect on our business and results of operations in the period in which the matters are ultimately resolved.

On January 2, 2013, the American Taxpayer Relief Act of 2012 was signed into law by the President of the United States. Under the provisions of the American Taxpayer Relief Act of 2012, the research and development ("R&D") tax credit that had expired December 31, 2011, was reinstated retroactively to January 1, 2012, and is now scheduled to expire on December 31, 2013. The Company will record the impact of the extension of the R&D tax credit related to the tax year ended December 31, 2012, as a discrete item the first quarter of 2013. The impact of the extension of the R&D tax credit is expected to result in a tax benefit of approximately $11 million related to the tax year ended December 31, 2012.

The overall effective income tax rate in future periods will depend on a variety of factors, such as changes in the mix of income by tax jurisdiction, applicable accounting rules, applicable tax laws and regulations, and rulings and interpretations thereof, developments in tax audits and other matters, and variations in the estimated and actual level of annual pretax income or loss. Further, the effective tax rate could fluctuate significantly on a quarterly basis and could be adversely affected by the extent that income (loss) before income tax expenses (benefit) is lower than anticipated in foreign regions where taxes are levied at relatively lower statutory rates and/or higher than anticipated in the United States where taxes are levied at relatively higher statutory rates.

A more detailed analysis of the differences between the U.S. federal statutory rate and the consolidated effective tax rate, as well as other information about our income taxes, is provided in Note 15 of the Notes to Consolidated Financial Statements included in this Annual Report.

Foreign Exchange Impact

Changes in foreign exchange rates had a negative impact of $67 million and a positive impact of $49 million on Activision Blizzard's consolidated operating income in 2012 and 2011, respectively. The change is primarily due to the strengthening of the British pound, Euro and Australian dollar average rates relative to the U.S. dollar.

Liquidity and Capital Resources

Sources of Liquidity (amounts in millions)

	For the Years Ended December 31,		
	2012	2011	Increase (Decrease) 2012 v 2011
Cash and cash equivalents	$3,959	$3,165	$794
Short-term investments	416	360	56
	$4,375	$3,525	$850
Percentage of total assets	31%	27%	

	For the Years Ended December 31,				
	2012	2011	2010	Increase (Decrease) 2012 v 2011	Increase (Decrease) 2011 v 2010
Cash flows provided by operating activities	$1,345	$952	$1,376	$393	$(424)
Cash flows provided by (used in) investing activities	(124)	266	(312)	(390)	578
Cash flows used in financing activities	(497)	(808)	(1,053)	311	245
Effect of foreign exchange rate changes	70	(57)	33	127	(90)
Net increase in cash and cash equivalents	$794	$353	$44	$441	$309

Cash Flows Provided by Operating Activities

The primary drivers of cash flows provided by operating activities included the collection of customer receivables generated by the sale of our products and digital and subscription revenues, partially offset by payments to vendors for the manufacturing, distribution and marketing of our products, payments to third-party developers and intellectual property holders, tax liabilities, and payments to our workforce. A significant operating use of our cash relates to our continued focus on customer service for our subscribers and investment in software development and intellectual property licenses.

Cash flows provided by operating activities were higher for 2012 as compared to 2011, and were lower for 2011 as compared to 2010. Our source of cash inflow varies with our release schedule. For example, Blizzard's major releases of *StarCraft II* and *World of Warcraft: Cataclysm* during 2010, and Blizzard's major releases of *Diablo III* and *World of Warcraft: Mist of Pandaria* during 2012 contributed to the higher cash inflows for 2010 and 2012 as compared to 2011, when there were no major releases from Blizzard. Additionally, the strong performance of Activision's Skylanders franchise and *Call of Duty: Black Ops II* contributed to strong operating cash flows in 2012.

Cash Flows Provided by (Used in) Investing Activities

The primary drivers of cash flows used in investing activities have typically included capital expenditures, acquisitions and the net effect of purchases and sales/maturities of short-term investments.

Cash flows provided by investing activities were lower for 2012 as compared to 2011, primarily due to decreased proceeds from the maturity of investments, partially offset by higher purchases of short-term investments. In 2012, proceeds from the maturity of investments were $444 million, the majority of which consisted of U.S. treasury and other government agency securities, while the purchase of short-term investments totaled $503 million. Further, capital expenditures, primarily related to property and equipment, were $73 million.

Cash flows provided by investing activities were higher for 2011 as compared to 2010, primarily due to increased proceeds from the maturity of investments, decreased purchases of short-term investments and lower capital expenditures. Proceeds from the maturity of investments were $740 million, the majority of which consisted of U.S. treasury and other government agency securities, while the purchase of short-term investments totaled $417 million and capital expenditures, primarily related to property and equipment, were $72 million.

Cash Flows Used in Financing Activities

The primary drivers of cash flows used in financing activities have historically related to transactions involving our common stock, including the issuance of shares of common stock to employees, payment of dividends and the repurchase of our common stock. We have not historically utilized debt financing as a source of cash flows although we may do so in the future.

Cash flows used in financing activities were lower for 2012 as compared to 2011, primarily due to decreased share repurchase activities. Cash flows used in financing activities for the year ended December 31, 2012 primarily reflected an aggregate cash payment of $204 million to holders of our common stock and restricted stock units in connection with our annual dividend. In addition, cash flows used in financing activities for the year ended December 31, 2012 reflect the repurchase of $315 million of our common stock and the payment of $16 million in taxes relating to the vesting of employees' restricted stock rights. The repurchases and dividend payments were partially offset by $33 million of proceeds from the issuance of shares of our common stock to employees in connection with stock option exercises.

Cash flows used in financing activities were lower for 2011 as compared to 2010, primarily due to decreased share repurchase activities. Cash flows used in financing activities for the year ended December 31, 2011 primarily reflected an aggregate cash payment of $194 million to holders of our common stock and restricted stock units in connection with our annual dividend. In addition, cash flows used in financing activities for the year ended December 31, 2011 reflect the repurchase of $692 million of our common stock, as compared to the repurchase of $959 million for the year ended December 31, 2010.

Other Liquidity and Capital Resources

Our primary sources of liquidity are cash and cash equivalents and investments and cash flows provided by operating activities. With our cash and cash equivalents and investments of $4.4 billion and expected cash flows provided by operating activities, we believe that we have sufficient liquidity to meet daily operations for the foreseeable future. We also believe that we have sufficient working capital ($3.6 billion at December 31, 2012) to finance our operational requirements for at least the next twelve months, including purchases of inventory and equipment, the development, production, marketing and sale of new products, the provision of customer service for our subscribers, the acquisition of intellectual property rights for future products from third parties, and to fund our stock repurchase program and dividends.

As of December 31, 2012, the amount of cash and cash equivalents held outside of the U.S. by our foreign subsidiaries was $2.6 billion, compared with $1.6 billion as of December 31, 2011. If these funds are needed in the future for our operations in the U.S., we would accrue and pay the required U.S. taxes to repatriate these funds. However, our intent is to permanently reinvest these funds outside of the U.S. and our current plans do not demonstrate a need to repatriate them to fund our U.S. operations.

We are considering, or may consider during 2013, substantial stock repurchases, dividends, acquisitions, licensing or other non-ordinary course transactions, and significant debt financings relating thereto.

Capital Expenditures

We made capital expenditures of $73 million in 2012, as compared to $72 million in 2011. In 2013, we anticipate total capital expenditures of approximately $85 million. Capital expenditures are expected to be primarily for computer hardware and software purchases.

Commitments

In the normal course of business, we enter into contractual arrangements with third-parties for non-cancelable operating lease agreements for our offices, for the development of products, and for the rights to intellectual property. Under these agreements, we commit to provide specified payments to a lessor, developer or intellectual property holder, as the case may be, based upon contractual arrangements. The payments to third-party developers are generally conditioned upon the achievement by the developers of contractually specified development milestones. Further, these payments to third-party developers and intellectual property holders typically are deemed to be advances and are recoupable against future royalties earned by the developer or intellectual property holder based on the sale of the related game. Additionally, in connection with certain intellectual property rights acquisitions and development agreements, we commit to spend specified amounts for marketing support for the related game(s) which is to be developed or in which the intellectual property will be utilized. Assuming all contractual provisions are met, the total future minimum commitments for these and other contractual arrangements in place at December 31, 2012 are scheduled to be paid as follows (amounts in millions):

	Contractual Obligations(1)			
	Facility and equipment leases	Developer and IP	Marketing	Total
For the year ending December 31,				
2013	33	119	58	210
2014	31	5	51	87
2015	22	1	—	23
2016	18	—	6	24
2017	17	—	6	23
Thereafter	52	3	—	55
Total	173	128	121	422

(1) We have omitted uncertain income tax liabilities from this table due to the inherent uncertainty regarding the timing of potential issue resolution. Specifically, either the underlying positions have not been fully developed enough under audit to quantify at this time or the years relating to the issues for certain jurisdictions are not currently under audit. At December 31, 2012, we had $207 million of unrecognized tax benefits, of which $197 million was included in "Other Liabilities" and $10 million was included in "Accrued Expenses and Other Liabilities" in the consolidated balance sheets.

Off-balance Sheet Arrangements

At December 31, 2012 and 2011, Activision Blizzard had no significant relationships with unconsolidated entities or financial parties, often referred to as "structured finance" or "special purpose" entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes, that have or are reasonably likely to have a material future effect on our financial condition, changes in financial condition, revenues or expenses, results of operation, liquidity, capital expenditures, or capital resources.

Financial Disclosure

We maintain internal control over financial reporting, which generally includes those controls relating to the preparation of our financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). We also are focused on our "disclosure controls and procedures," which as defined by the Securities and Exchange Commission (the "SEC"), are generally those controls and procedures designed to ensure that financial and non-financial information required to be disclosed in our reports filed with the SEC is reported within the time periods specified in the SEC's rules and forms, and that such information is communicated to management, including our principal executive and financial officers, as appropriate, to allow timely decisions regarding required disclosure.

Our Disclosure Committee, which operates under the Board-approved Disclosure Committee Charter and Disclosure Controls & Procedures Policy, includes senior management representatives and assists executive management in its oversight of the accuracy and timeliness of our disclosures, as well as in implementing and evaluating our overall disclosure process. As part of our disclosure process, senior finance and operational representatives from all of our corporate divisions and business units prepare quarterly reports regarding their current quarter operational performance, future trends, subsequent events, internal controls, changes in internal controls and other accounting and disclosure relevant information. These quarterly reports are reviewed by certain key corporate finance executives. These corporate finance representatives also conduct quarterly interviews on a rotating basis with the preparers of selected quarterly reports. The results of the quarterly reports and related interviews are reviewed by the Disclosure Committee. Finance representatives also conduct reviews with our senior management team, our legal counsel and other appropriate personnel involved in the disclosure process, as appropriate. Additionally, senior finance and operational representatives provide internal certifications regarding the accuracy of information they provide that is utilized in the preparation of our periodic public reports filed with the SEC. Financial results and other financial information also are reviewed with the Audit Committee of the Board of Directors on a quarterly basis. As required by applicable regulatory requirements, the principal executive and financial officers review and make various certifications regarding the accuracy of our periodic public reports filed with the SEC, our disclosure controls and procedures, and our internal control over financial reporting. With the assistance of the Disclosure Committee, we will continue to assess and monitor, and make refinements to, our disclosure controls and procedures, and our internal control over financial reporting.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions. The impact and any associated risks related to these policies on our business operations are discussed throughout Management's Discussion and Analysis of Financial Condition and Results of Operations where such policies affect our reported and expected financial results. The estimates and assumptions discussed below are considered by management to be critical because they are both important to the portrayal of our financial condition and results of operations and because their application places the most significant demands on management's judgment, with financial reporting results relying on estimates and assumptions about the effect of matters that are inherently uncertain. Specific risks for these critical accounting estimates and assumptions are described in the following paragraphs.

Revenue Recognition including Revenue Arrangements with Multiple Deliverables

On January 1, 2011, we adopted amendments to an accounting standard related to revenue recognition for arrangements with multiple deliverables (which standard, as amended, is referred to herein as the "new accounting principles"). The new accounting principles establish a selling price hierarchy for determining the selling price of a deliverable and require the application of the relative selling price method to allocate the consideration received for an arrangement to each deliverable in a multiple deliverables revenue arrangement. Certain of our revenue arrangements have multiple deliverables and, as such, are accounted for under the new accounting principles. These revenue arrangements include product sales consisting of both software and hardware deliverables (such as peripherals or other ancillary collectors' items sold together with physical "boxed" software) and our sales of *World of Warcraft* boxed products, expansion packs and value-added services, each of which is considered with the related subscription services for these purposes. Our assessment of deliverables and units of accounting does not change under the new accounting principles.

Pursuant to the guidance of ASU 2009-13, when a revenue arrangement contains multiple elements, such as hardware and software products, licenses and/or services, we allocate revenue to each element based on a selling price hierarchy. The selling price for a deliverable is based on its vendor-specific-objective-evidence ("VSOE") if it is available, third-party evidence ("TPE") if VSOE is not available, or best estimated selling price ("BESP") if neither VSOE nor TPE is available. In multiple element arrangements where more-than-incidental software deliverables are included, revenue is allocated to each separate unit of accounting for each of the non-software deliverables and to the software deliverables as a group using the relative selling prices of each of the deliverables in the arrangement based on the aforementioned selling price hierarchy. If the arrangement contains more than one software deliverable, the arrangement consideration allocated to the software deliverables as a group is then allocated to each software deliverable using the guidance for recognizing software revenue.

As noted above, when neither VSOE nor TPE is available for a deliverable, we use BESP. We do not have significant revenue arrangements that require BESP for the years ended December 31, 2012 and 2011. The inputs we use to determine the selling price of our significant deliverables include the actual price charged by the Company for a deliverable that the Company sells separately, which represents the VSOE, and the wholesale prices of the same or similar products, which represents TPE. The pattern and timing of revenue recognition for deliverables and allocation of the arrangement consideration did not change upon the adoption of the new accounting principles. Also, the adoption of the new accounting standard has not had a material impact on our financial statements.

Overall, we recognize revenue from the sale of our products upon the transfer of title and risk of loss to our customers and once any performance obligations have been completed. Certain products are sold to customers with a "street date" (*i.e.*, the earliest date these products may be sold by retailers). For these products we recognize revenue on the later of the street date or the date the product is sold to our customer. Revenue from product sales is recognized after deducting the estimated allowance for returns and price protection.

For our software products with online functionality, we evaluate whether those features or functionality are more than an inconsequential separate deliverable in addition to the software product. This evaluation is performed for each software product and any online transaction, such as a digital download of a title with product add-ons, when it is released.

When we determine that a software title contains online functionality that constitutes a more-than-inconsequential separate service deliverable in addition to the product, which, when we do, is principally because of its importance to gameplay, we consider our performance obligations for this title to extend beyond the sale of the game. VSOE of fair value does not exist for the online functionality of some products, as we do not separately charge for this component of every title. As a result, we recognize all of the software-related revenue from the sale of any such title ratably over the estimated service period of such title. In addition, we initially defer the costs of sales for the title (excluding intangible asset amortization), and recognize the costs of sales as the related revenues are recognized. Cost of sales includes manufacturing costs, software royalties and amortization, and intellectual property licenses.

Determining whether the online functionality for a particular game constitutes more than an inconsequential deliverable, as well as the estimated service periods and product life over which to recognize the revenue and related costs of sales, is subjective and require management's judgment.

We recognize revenues from *World of Warcraft* boxed product, expansion packs and value-added services, in each case with the related subscription service revenue, ratably over the estimated service period beginning upon activation of the software and delivery of the related services. Revenues attributed to the sale of *World of Warcraft* boxed software and related expansion packs are classified as "Product sales," whereas revenues attributable to subscriptions and other value-added services are classified as "Subscription, licensing, and other revenues."

Revenue for software products with more than inconsequential separate service deliverables and *World of Warcraft* products are recognized over the estimated service periods, which range from a minimum of five months to a maximum of less than a year.

For our software products with features we consider to be incidental to the overall product offering and an inconsequential deliverable, such as products which provide limited online features at no additional cost to the consumer, we recognize the related revenue from them upon the transfer of title and risk of loss of the product to our customer.

Allowances for Returns, Price Protection, Doubtful Accounts and Inventory Obsolescence

We closely monitor and analyze the historical performance of our various titles, the performance of products released by other publishers, market conditions, and the anticipated timing of other releases to assess future demand of current and upcoming titles. Initial volumes shipped upon title launch and subsequent reorders are evaluated with the goal of ensuring that quantities are sufficient to meet the demand from the retail markets, but at the same time are controlled to prevent excess inventory in the channel. We benchmark units to be shipped to our customers using historical and industry data.

We may permit product returns from, or grant price protection to, our customers under certain conditions. In general, price protection refers to the circumstances in which we elect to decrease, on a short or longer term basis, the wholesale price of a product by a certain amount and, when granted and applicable, allow customers a credit against amounts owed by such customers to us with respect to open and/or future invoices. The conditions our customers must meet to be granted the right to return products or price protection include, among other things, compliance with applicable trading and payment terms, and consistent return of inventory and delivery of sell-through reports to us. We may also consider other factors, including the facilitation of slow-moving inventory and other market factors.

Significant management judgments and estimates must be made and used in connection with establishing the allowance for returns and price protection in any accounting period based on estimates of potential future product returns and price protection related to current period product revenue. We estimate the amount of future returns and price protection for current period product revenue utilizing historical experience and information regarding inventory levels and the demand and acceptance of our products by the end consumer. The following factors are used to estimate the amount of future returns and price protection for a particular title: historical performance of titles in similar genres; historical performance of the hardware platform; historical performance of the franchise; console hardware life cycle; sales force and retail customer feedback; industry pricing; future pricing assumptions; weeks of on-hand retail channel inventory; absolute quantity of on-hand retail channel inventory; our warehouse on-hand inventory levels; the title's recent sell-through history (if available); marketing trade programs; and performance of competing titles. The relative importance of these factors varies among titles depending upon, among other items, genre, platform, seasonality, and sales strategy.

Based upon historical experience, we believe that our estimates are reasonable. However, actual returns and price protection could vary materially from our allowance estimates due to a number of reasons including, among others, a lack of consumer acceptance of a title, the release in the same period of a similarly themed title by a competitor, or technological obsolescence due to the emergence of new hardware platforms. Material differences may result in the amount and timing of our revenue for any period if factors or market conditions change or if management makes different judgments or utilizes different estimates in determining the allowances for returns and price protection. For example, a 1% change in our December 31, 2012 allowance for sales returns, price protection and other allowances would have impacted net revenues by approximately $3 million.

Similarly, management must make estimates as to the collectability of our accounts receivable. In estimating the allowance for doubtful accounts, we analyze the age of current outstanding account balances, historical bad debts, customer concentrations, customer creditworthiness, current economic trends, and changes in our customers' payment terms and their economic condition, as well as whether we can obtain sufficient credit insurance. Any significant changes in any of these criteria would affect management's estimates in establishing our allowance for doubtful accounts.

We regularly review inventory quantities on-hand and in the retail channels. We write down inventory based on excess or obsolete inventories determined primarily by future anticipated demand for our products. Inventory write-downs are measured as the difference between the cost of the inventory and net realizable value, based upon assumptions about future demand, which are inherently difficult to assess and dependent on market conditions. At the point of loss recognition, a new, lower cost basis for that inventory is established, and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established basis.

Software Development Costs and Intellectual Property Licenses

Software development costs include payments made to independent software developers under development agreements, as well as direct costs incurred for internally developed products.

We account for software development costs in accordance with the Financial Accounting Standards Board ("FASB") guidance for the costs of computer software to be sold, leased, or otherwise marketed ("Accounting Standards Codification ("ASC") Subtopic 985-20"). Software development costs are capitalized once technological feasibility of a product is established and such costs are determined to be recoverable. Technological feasibility of a product encompasses both technical design documentation and game design documentation, or the completed and tested product design and working model. Significant management judgments and estimates are utilized in the assessment of when technological feasibility is established. For products where proven technology exists, this may occur early in the development cycle. Technological feasibility is evaluated on a product-by-product basis. Prior to a product's release, we expense, as part of "Cost of sales—software royalties and amortization," capitalized costs if and when we believe such amounts are not recoverable. Capitalized costs for those products that are cancelled or expected to be abandoned are charged to "Product development expense" in the period of cancellation. Amounts related to software development which are not capitalized are charged immediately to "Product development expense."

Commencing upon product release, capitalized software development costs are amortized to "Cost of sales—software royalties and amortization" based on the ratio of current revenues to total projected revenues for the specific product, generally resulting in an amortization period of six months or less.

Intellectual property license costs represent license fees paid to intellectual property rights holders for use of their trademarks, copyrights, software, technology, music or other intellectual property or proprietary rights in the development of our products. Depending upon the agreement with the rights holder, we may obtain the right to use the intellectual property in multiple products over a number of years, or alternatively, for a single product. Prior to the related product's release, we expense, as part of "Cost of sales—intellectual property licenses," capitalized intellectual property costs when we believe such amounts are not recoverable. Capitalized intellectual property costs for those products that are cancelled or expected to be abandoned are charged to "Product development expense" in the period of cancellation.

Commencing upon the related product's release, capitalized intellectual property license costs are amortized to "Cost of sales—intellectual property licenses" based on the ratio of current revenues for the specific product to total projected revenues for all products in which the licensed property will be utilized. As intellectual property license contracts may extend for multiple years, the amortization of capitalized intellectual property license costs relating to such contracts may extend beyond one year.

We evaluate the future recoverability of capitalized software development costs and intellectual property licenses on a quarterly basis. For products that have been released in prior periods, the primary evaluation criterion is actual title performance. For products that are scheduled to be released in future periods, recoverability is evaluated based on the expected performance of the specific products to which the costs relate or in which the licensed trademark or copyright is to be used. Criteria used to evaluate expected product performance include: historical performance of comparable products developed with comparable technology; market performance of comparable titles; orders for the product prior to its release; general market conditions; and, for any sequel product, estimated performance based on the performance of the product on which the sequel is based. Further, as many of our capitalized intellectual property licenses extend for multiple products over multiple years, we also assess the recoverability of capitalized intellectual property license costs based on certain qualitative factors, such as the success of other products and/or entertainment vehicles utilizing the intellectual property, whether there are any future planned theatrical releases or television series based on the intellectual property, and the rights holder's continued promotion and exploitation of the intellectual property.

Significant management judgments and estimates are utilized in assessing the recoverability of capitalized costs. In evaluating the recoverability of capitalized costs, the assessment of expected product performance utilizes forecasted sales amounts and estimates of additional costs to be incurred. If revised forecasted or actual product sales are less than the originally forecasted amounts utilized in the initial recoverability analysis, the net realizable value may be lower than originally estimated in any given quarter, which could result in an impairment charge. Material differences may result in the amount and timing of expense for any period if management makes different judgments or utilizes different estimates in evaluating these qualitative factors.

Income Taxes

We record a tax provision for the anticipated tax consequences of the reported results of operations. In accordance with FASB income tax guidance ("ASC Topic 740"), the provision for income taxes is computed using the asset and liability method, under which deferred tax assets and liabilities are recognized for the expected future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating losses and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities due to a change in tax rates is recognized in income in the period that includes the enactment date. We evaluate deferred tax assets each period for recoverability. For those assets that do not meet the threshold of "more likely than not" that they will be realized in the future, a valuation allowance is recorded.

Management believes it is more likely than not that forecasted income, including income that may be generated as a result of certain tax planning strategies, together with the tax effects of the deferred tax liabilities, will be sufficient to fully recover the remaining deferred tax assets. In the event that all or part of the net deferred tax assets are determined not to be realizable in the future, an adjustment to the valuation allowance would be charged to tax expenses in the period such determination is made. The calculation of tax liabilities involves significant judgment in estimating the impact of uncertainties in the application of ASC Topic 740 and other complex tax laws. Resolution of these uncertainties in a manner inconsistent with management's expectations could have a material impact on our business and results of operations in an interim period in which the uncertainties are ultimately resolved.

Significant judgment is required in evaluating our uncertain tax positions and determining our provision for income taxes. Although we believe our reserves are reasonable, no assurance can be given that the final tax outcome of these matters will not be different from that which is reflected in our historical income tax provisions and accruals. We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit or the refinement of an estimate. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will impact the provision for income taxes in the period in which such determination is made. The provision for income taxes includes the impact of reserve provisions and changes to reserves that are considered appropriate, as well as the related net interest and penalties.

Our provision for income taxes is subject to volatility and could be adversely impacted by earnings being lower than anticipated in foreign regions where taxes are levied at relatively lower statutory rates and/or higher than anticipated in the United States where taxes are levied at relatively higher statutory rates; by changes in the valuation of our deferred tax assets and liabilities; by expiration of or lapses in the R&D tax credit laws; by tax effects of nondeductible compensation; by tax costs related to intercompany realignments; by differences between amounts included in our tax filings and the estimate of such amounts included in our tax expenses; by changes in accounting principles; or by changes in tax laws and regulations including possible U.S. changes to the taxation of earnings of our foreign subsidiaries, the deductibility of expenses attributable to foreign income, or the foreign tax credit rules. Significant judgment is required to determine the recognition and measurement attributes prescribed in the accounting guidance for uncertainty in income taxes. The accounting guidance for uncertainty in income taxes applies to all income tax positions, including the potential recovery of previously paid taxes, which if settled unfavorably could adversely impact our provision for income taxes or additional paid-in capital. In addition, we are subject to the continuous examination of our income tax returns by the Internal Revenue Service ("IRS") and other tax authorities. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for income taxes. There can be no assurance that the outcomes from these continuous examinations will not have an adverse impact on our operating results and financial condition.

Fair Value Estimates

The preparation of financial statements in conformity with U.S. GAAP often requires us to determine the fair value of a particular item to fairly present our Consolidated Financial Statements. Without an independent market or another representative transaction, determining the fair value of a particular item requires us to make several assumptions that are inherently difficult to predict and can have a material impact on the conclusion of the appropriate accounting.

There are various valuation techniques used to estimate fair value. These include (1) the market approach where market transactions for identical or comparable assets or liabilities are used to determine the fair value, (2) the income approach, which uses valuation techniques to convert future amounts (for example, future cash flows or future earnings) to a single present amount, and (3) the cost approach, which is based on the amount that would be required to replace an asset. For many of our fair value estimates, including our estimates of the fair value of acquired intangible assets, we use the income approach. Using the income approach requires the use of financial models, which require us to make various estimates including, but not limited to (1) the potential future cash flows for the asset, liability or equity instrument being measured, (2) the timing of receipt or payment of those future cash flows, (3) the time value of money associated with the delayed receipt or payment of such cash flows, and (4) the inherent risk associated with the cash flows (that is, the risk premium). Determining these cash flow estimates is inherently difficult and subjective, and, if any of the estimates used to determine the fair value using the income approach turns out to be inaccurate, our financial results may be negatively impacted. Furthermore, relatively small changes in many of these estimates can have a significant impact on the estimated fair value resulting from the financial models or the related accounting conclusion reached. For example, a relatively small change in the estimated fair value of an asset may change a conclusion as to whether an asset is impaired. While we are required to make certain fair value assessments associated with the accounting for several types of transactions, the following areas are the most sensitive to the assessments:

Business Combinations. We must estimate the fair value of assets acquired and liabilities assumed in a business combination. Our assessment of the estimated fair value of each of these can have a material effect on our reported results as intangible assets are amortized over various lives. Furthermore, a change in the estimated fair value of an asset or liability often has a direct impact on the amount to recognize as goodwill, which is an asset that is not amortized. Often determining the fair value of these assets and liabilities assumed requires an assessment of expected use of the asset, the expected cost to extinguish the liability or our expectations related to the timing and the successful completion of development of an acquired in-process technology. Such estimates are inherently difficult and subjective and can have a material impact on our financial statements.

Assessment of Impairment of Assets. Management evaluates the recoverability of our identifiable intangible assets and other long-lived assets in accordance with FASB literature related to accounting for the impairment or disposal of long-lived assets within ASC Subtopic 360-10, which generally requires the assessment of these assets for recoverability when events or circumstances indicate a potential impairment exists. We considered certain events and circumstances in determining whether the carrying value of identifiable intangible assets and other long-lived assets, other than indefinite-lived intangible assets, may not be recoverable including, but not limited to: significant changes in performance relative to expected operating results; significant changes in the use of the assets; significant negative industry or economic trends; a significant decline in our stock price for a sustained period of time; and changes in our business strategy. In determining whether an impairment exists, we estimate the undiscounted cash flows to be generated from the use and ultimate disposition of these assets. If an impairment is indicated based on a comparison of the assets' carrying values and the undiscounted cash flows, the impairment loss is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets.

During 2010, we recorded an impairment charge of $326 million to our definite-lived intangible assets. See Note 11 of the Notes to Consolidated Financial Statements included in this Annual Report for additional information regarding the determination of the impairment charges recorded for the year ended December 31, 2010. We did not record an impairment charge to our definite-lived intangible assets as of December 31, 2012 and 2011.

FASB literature related to the accounting for goodwill and other intangibles within ASC Topic 350 provides companies an option to first perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value before performing a two-step approach to testing goodwill for impairment for each reporting unit. Our reporting units are determined by the components of our operating segments that constitute a business for which both (1) discrete financial information is available and (2) segment management regularly reviews the operating results of that component. ASC Topic 350 requires that the impairment test be performed at least annually by applying a fair-value-based test. The qualitative assessment is optional. The first step measures for impairment by applying fair-value-based tests at the reporting unit level. The second step (if necessary) measures the amount of impairment by applying fair-value-based tests to the individual assets and liabilities within each reporting unit.

To determine the fair values of the reporting units used in the first step, we use a discounted cash flow approach. Each step requires us to make judgments and involves the use of significant estimates and assumptions. These estimates and assumptions include long-term growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rates based on our weighted average cost of capital, and future economic and market conditions. These estimates and assumptions have to be made for each reporting unit evaluated for impairment. Our estimates for market growth, our market share and costs are based on historical data, various internal estimates and certain external sources, and are based on assumptions that are consistent with the plans and estimates we are using to manage the underlying business. If future forecasts are revised, they may indicate or require future impairment charges. We base our fair value estimates on assumptions we believe to be reasonable but that are unpredictable and inherently uncertain. Actual future results may differ from those estimates.

Fair value of our reporting units is determined using an income approach based on discounted cash flow models. In determining the fair value of our reporting units, we assumed a discount rate of approximately 10.5%. The estimated fair value of the Activision Publishing reporting unit exceeded its carrying value by approximately $3 billion or at least 25% as of December 31, 2012. The estimated fair value of the Blizzard reporting unit substantially exceeded its carrying value as of December 31, 2012. However, changes in our assumptions underlying our estimates of fair value, which will be a function of our future financial performance, and changes in economic conditions could result in future impairment charges.

We test acquired trade names for possible impairment by using a discounted cash flow model to estimate fair value. We have determined that no impairment has occurred at December 31, 2012 and 2011 based upon a set of assumptions regarding discounted future cash flows, which represent our best estimate of future performance at this time. In determining the fair value of our trade names, we assumed a discount rate of 10.5%, and royalty saving rates of approximately 1.5%. A one percentage point increase in the discount rate would not yield an impairment charge to our trade names. Changes in our assumptions underlying our estimates of fair value, which will be a function of our future financial performance and changes in economic conditions, could result in future impairment charges.

Stock-Based Compensation

Stock-based compensation expense is recognized during the requisite service periods (that is, the period for which the employee is being compensated) and is based on the value of stock-based payment awards after a reduction for estimated forfeitures. Forfeitures are estimated at the time of grant and are revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

We estimate the value of stock-based payment awards on the measurement date using a binomial-lattice model. Our determination of fair value of stock-based payment awards on the date of grant using an option-pricing model is affected by our stock price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to, our expected stock price volatility over the term of the awards, and actual and projected employee stock option exercise behaviors.

We generally determine the fair value of restricted stock rights (including restricted stock units, restricted stock awards and performance shares) based on the closing market price of the Company's common stock on the date of grant. Certain restricted stock rights granted to our employees and senior management vest based on the achievement of pre-established performance or market goals. We estimate the fair value of performance-based restricted stock rights at the closing market price of the Company's common stock on the date of grant. Each quarter, we update our assessment of the probability that the specified performance criteria will be achieved. We amortize the fair values of performance-based restricted stock rights over the requisite service period adjusted for estimated forfeitures for each separately vesting tranche of the award. We estimate the fair value of market-based restricted stock rights at the date of grant using a Monte Carlo valuation methodology and amortize those fair values over the requisite service period adjusted for estimated forfeitures for each separately vesting tranche of the award. The Monte Carlo methodology that we use to estimate the fair value of market-based restricted stock rights at the date of grant incorporates into the valuation the possibility that the market condition may not be satisfied. Provided that the requisite service is rendered, the total fair value of the market-based restricted stock rights at the date of grant must be recognized as compensation expense even if the market condition is not achieved. However, the number of shares that ultimately vest can vary significantly with the performance of the specified market criteria.

For a detailed discussion of the application of these and other accounting policies see Note 2 of the Notes to Consolidated Financial Statements included in this Annual Report.

Recently Issued Accounting Pronouncements

Indefinite-lived intangible assets impairment

In July 2012, the FASB issued an update to the authoritative guidance related to testing indefinite-lived intangible assets for impairment. This update gives an entity the option to first consider certain qualitative factors to determine whether the existence of events and circumstances indicates that it is more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying amount as a basis for determining whether it is necessary to perform the quantitative impairment test. This update is effective for the indefinite-lived intangible asset impairment test performed for fiscal years beginning after September 15, 2012. Early adoption is permitted. The adoption of this guidance does not have a material impact on our consolidated financial statements.

Balance sheet offsetting disclosures

In December 2011, the FASB issued authoritative guidance on the disclosure of financial instruments and derivative instruments that are either offset or subject to an enforceable master netting arrangement or similar agreement and should be applied retrospectively for all comparative periods presented for annual periods beginning on or after January 1, 2013 and interim periods within those annual periods. The adoption of this guidance does not have a material impact on our consolidated financial statements.

Reclassification of accumulated other comprehensive loss

In February 2013, the FASB issued an accounting standards update requiring new disclosures about reclassifications from accumulated other comprehensive loss to net income. These disclosures may be presented on the face of the statements or in the notes to the consolidated financial statements. The standards update is effective for fiscal years beginning after December 15, 2012. The adoption of this guidance does not have a material impact on our consolidated financial statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the potential loss arising from fluctuations in market rates and prices. Our market risk exposures primarily include fluctuations in interest rates, foreign currency exchange rates and market prices.

Foreign Currency Exchange Rate Risk

We transact business in many different foreign currencies and may be exposed to financial market risk resulting from fluctuations in foreign currency exchange rates. Revenues and related expenses generated from our international operations are generally denominated in their respective local currencies. Primary currencies include euros, British pounds, Australian dollars, South Korean won and Swedish krona. Currency volatility is monitored throughout the year. To mitigate our foreign currency exchange rate exposure resulting from our foreign currency denominated monetary assets, liabilities and earnings, we periodically enter into currency derivative contracts, principally swaps and forward contracts with maturities of twelve months or less. Vivendi is our principal counterparty and the risks of counterparty non-performance associated with these contracts are not considered to be material. We expect to continue to use economic hedge programs in the future to reduce foreign exchange-related volatility if it is determined that such hedging activities are appropriate to reduce risk. All foreign currency economic hedging transactions are backed, in amount and by maturity, by an identified economic underlying item. We do not hold or purchase any foreign currency contracts for trading or speculative purposes. Our foreign exchange forward contracts are not designated as hedging instruments and are accounted for as derivatives whereby the fair value of the contracts are reported as "Other current assets" or "Other current liabilities" in our consolidated balance sheets, and the associated gains and losses from changes in fair value are reported in "Investment and other income (expense), net" and "General and administrative expense" in the consolidated statements of operations.

The gross notional amount of outstanding foreign exchange swaps was $355 million and $85 million at December 31, 2012 and 2011, respectively. Pretax net unrealized losses of less than $1 million and $1 million for the years ended 2012 and 2011, respectively, resulted from the foreign exchange contracts and swaps with Vivendi and were recognized in the consolidated statements of operations. Pretax realized gains of $5 million and less than $1 million were recognized in "General and administrative expenses" at December 31, 2012 and 2011, respectively.

The consolidated statements of operations are translated into U.S. dollars at exchange rates indicative of market rates during each applicable period. To the extent the U.S. dollar strengthens against foreign currencies, the translation of these foreign currency-denominated transactions results in reduced revenues, operating expenses and net income from our international operations. Similarly, our revenues, operating expenses and net income will increase for our international operations if the U.S. dollar weakens against foreign currencies. We recognized a realized gain of $2 million for the year ended December 31, 2012 from the settlement of the hedging foreign exchange contracts and there was no outstanding foreign exchange contract hedging translation risk as of December 31, 2012. In the absence of the hedging activities described above, as of December 31, 2012, a hypothetical adverse foreign currency exchange rate movement of 10% would have resulted in potential declines in our net income of approximately $100 million. This sensitivity analysis assumes a parallel adverse shift of all foreign currency exchange rates against the U.S. dollar; however, all foreign currency exchange rates do not always move in such manner and actual results may differ materially.

Interest Rate Risk

Our exposure to market rate risk for changes in interest rates relates primarily to our investment portfolio. Our investment portfolio consists primarily of money market funds that invest in highly rated government backed securities, highly rated commercial paper, and debt instruments with high credit quality and relatively short average maturities. Because short-term securities mature relatively quickly and must be reinvested at the then current market rates, interest income on a portfolio consisting of cash, cash equivalents or short-term securities is more subject to market fluctuations than a portfolio of longer term securities. Conversely, the fair value of such a portfolio is less sensitive to market fluctuations than a portfolio of longer term securities. We do not use derivative financial instruments to manage interest rate risk in our investment portfolio. At December 31, 2012, our $4.0 billion of cash and cash equivalents were comprised primarily of money market funds. At December 31, 2012, our $416 million of short-term investments included $387 million of U.S. treasury and government sponsored agency debt securities, $18 million of restricted cash, and $11 million of corporate bonds. We had $8 million in auction rate securities at fair value classified as "Long-term investments" at December 31, 2012. The Company has determined that, based on the composition of our investment portfolio as of December 31, 2012, there was no material interest rate risk exposure to the Company's consolidated financial position, results of operations or cash flows as of that date.

CONTROLS AND PROCEDURES

Definition and Limitations of Disclosure Controls and Procedures.

Our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) are designed to reasonably ensure that information required to be disclosed in our reports filed under the Exchange Act is (i) recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms and (ii) accumulated and communicated to management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosures. A control system, no matter how well designed and operated, can provide only reasonable assurance that it will detect or uncover failures within the Company to disclose material information otherwise required to be set forth in our periodic reports. Inherent limitations to any system of disclosure controls and procedures include, but are not limited to, the possibility of human error and the circumvention or overriding of such controls by one or more persons. In addition, we have designed our system of controls based on certain assumptions, which we believe are reasonable, about the likelihood of future events, and our system of controls may therefore not achieve its desired objectives under all possible future events.

Evaluation of Disclosure Controls and Procedures.

Our management, with the participation of our principal executive officer and principal financial officer, has evaluated the effectiveness of our disclosure controls and procedures at December 31, 2012, the end of the period covered by this report. Based on this evaluation, the principal executive officer and principal financial officer concluded that, at December 31, 2012, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized, and reported on a timely basis, and (ii) accumulated and communicated to management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosures.

Management's Report on Internal Control Over Financial Reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our management, with the participation of our principal executive officer and principal financial officer, conducted an evaluation of the effectiveness, as of December 31, 2012, of our internal control over financial reporting using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control—Integrated Framework. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2012.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

The effectiveness of our internal control over financial reporting as of December 31, 2012 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report included in this Annual Report.

Changes in Internal Control Over Financial Reporting.

There have not been any changes in our internal control over financial reporting during the most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Activision Blizzard, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, comprehensive income, changes in shareholders' equity and cash flows, present fairly, in all material respects, the financial position of Activision Blizzard, Inc. and its subsidiaries at December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control Over Financial Reporting appearing on page 30 of this Annual Report to Shareholders. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

Los Angeles, California
February 22, 2013

ACTIVISION BLIZZARD, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Amounts in millions, except share data)

	At December 31, 2012	At December 31, 2011
Assets		
Current assets:		
Cash and cash equivalents	$3,959	$3,165
Short-term investments	416	360
Accounts receivable, net of allowances of $332 and $300 at December 31, 2012 and 2011, respectively	707	649
Inventories, net	209	144
Software development	164	137
Intellectual property licenses	11	22
Deferred income taxes, net	487	507
Other current assets	321	396
Total current assets	6,274	5,380
Long-term investments	8	16
Software development	129	62
Intellectual property licenses	30	12
Property and equipment, net	141	163
Other assets	11	12
Intangible assets, net	68	88
Trademark and trade names	433	433
Goodwill	7,106	7,111
Total assets	$14,200	$13,277
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable	$343	$390
Deferred revenues	1,657	1,472
Accrued expenses and other liabilities	652	694
Total current liabilities	2,652	2,556
Deferred income taxes, net	25	55
Other liabilities	206	174
Total liabilities	2,883	2,785
Commitments and contingencies (Note 17)		
Shareholders' equity:		
Common stock, $0.000001 par value, 2,400,000,000 shares authorized, 1,111,606,087 and 1,133,391,371 shares issued at December 31, 2012 and 2011, respectively	—	—
Additional paid-in capital	9,450	9,616
Retained earnings	1,893	948
Accumulated other comprehensive loss	(26)	(72)
Total shareholders' equity	11,317	10,492
Total liabilities and shareholders' equity	$14,200	$13,277

The accompanying notes are an integral part of these Consolidated Financial Statements.

ACTIVISION BLIZZARD, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in millions, except per share data)

	For the Years Ended December 31,		
	2012	2011	2010
Net revenues			
Product sales	$3,620	$3,257	$3,087
Subscription, licensing, and other revenues	1,236	1,498	1,360
Total net revenues	4,856	4,755	4,447
Costs and expenses			
Cost of sales—product costs	1,116	1,134	1,350
Cost of sales—online subscriptions	263	255	250
Cost of sales—software royalties and amortization	194	218	338
Cost of sales—intellectual property licenses	89	165	197
Product development	604	629	626
Sales and marketing	578	545	516
General and administrative	561	456	375
Impairment of intangible assets	—	—	326
Restructuring	—	25	—
Total costs and expenses	3,405	3,427	3,978
Operating income	1,451	1,328	469
Investment and other income (expense), net	7	3	23
Income before income tax expense	1,458	1,331	492
Income tax expense	309	246	74
Net income	$1,149	$1,085	$418
Earnings per common share			
Basic	$1.01	$0.93	$0.34
Diluted	$1.01	$0.92	$0.33
Weighted-average number of shares outstanding			
Basic	1,112	1,148	1,222
Diluted	1,118	1,156	1,236
Dividends per common share	$0.18	$0.165	$0.15

The accompanying notes are an integral part of these Consolidated Financial Statements.

ACTIVISION BLIZZARD, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in millions)

	For the Year Ended December 31,		
	2012	2011	2010
Net income	$1,149	$1,085	$418
Other comprehensive income (loss):			
Foreign currency translation adjustment	46	(61)	11
Unrealized gains on investments, net of deferred income taxes of $0 million, $1 million, and $1 million for the years ended December 31, 2012, 2011, and 2010, respectively	—	2	—
Other comprehensive income (loss)	$46	$(59)	$11
Comprehensive income	$1,195	$1,026	$429

The accompanying notes are an integral part of these Consolidated Financial Statements.

ACTIVISION BLIZZARD, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

For the Years Ended December 31, 2012, 2011, and 2010

(Amounts and shares in millions)

	Common Stock		Additional Paid-In	Treasury Stock		Retained Earnings (Accumulated	Accumulated Other Comprehensive	Total Shareholders'
	Shares	Amount	Capital	Shares	Amount	Deficit)	Income (Loss)	Equity
Balance at December 31, 2009	**1,364**	**$—**	**$12,376**	**(114)**	**$(1,235)**	**$(361)**	**$(24)**	**$10,756**
Components of comprehensive income:								
Net income	—	—	—	—	—	418	—	418
Other comprehensive income	—	—	—	—	—	—	11	11
Issuance of common stock pursuant to employee stock options	16	—	81	—	—	—	—	81
Issuance of common stock pursuant to restricted stock rights	3	—	—	—	—	—	—	—
Restricted stock surrendered for employees' tax liability	(1)	—	(8)	—	—	—	—	(8)
Stock-based compensation expense related to employee stock options and restricted stock rights	—	—	100	—	—	—	—	100
Return of capital to Vivendi related to taxes (see Note 15)	—	—	(7)	—	—	—	—	(7)
Dividends ($0.15 per common share)	—	—	(189)	—	—	—	—	(189)
Shares repurchased (see Note 19)	—	—	—	(85)	(959)	—	—	(959)
Balance at December 31, 2010	**1,382**	**$—**	**$12,353**	**(199)**	**$(2,194)**	**$57**	**$(13)**	**$10,203**
Components of comprehensive income:								
Net income	—	—	—	—	—	1,085	—	1,085
Other comprehensive income	—	—	—	—	—	—	(59)	(59)
Issuance of common stock pursuant to employee stock options	9	—	69	—	—	—	—	69
Issuance of common stock pursuant to restricted stock rights	3	—	—	—	—	—	—	—
Restricted stock surrendered for employees' tax liability	(1)	—	(15)	—	—	—	—	(15)
Stock-based compensation expense related to employee stock options and restricted stock rights	—	—	95	—	—	—	—	95
Dividends ($0.165 per common share)	—	—	—	—	—	(194)	—	(194)
Shares repurchased (see Note 19)	—	—	—	(61)	(692)	—	—	(692)
Retirement of treasury shares	(260)	—	(2,886)	260	2,886	—	—	—
Balance at December 31, 2011	**1,133**	**$—**	**$9,616**	**—**	**$—**	**$948**	**$(72)**	**$10,492**
Components of comprehensive income:								
Net income	—	—	—	—	—	1,149	—	1,149
Other comprehensive income	—	—	—	—	—	—	46	46
Issuance of common stock pursuant to employee stock options	5	—	33	—	—	—	—	33
Issuance of common stock pursuant to restricted stock rights	4	—	—	—	—	—	—	—
Restricted stock surrendered for employees' tax liability	(1)	—	(16)	—	—	—	—	(16)
Forfeiture of restricted stock rights	(3)	—	—	—	—	—	—	—
Stock-based compensation expense related to employee stock options and restricted stock rights	—	—	132	—	—	—	—	132
Dividends ($0.18 per common share)	—	—	—	—	—	(204)	—	(204)
Shares repurchased (see Note 19)	—	—	—	(26)	(315)	—	—	(315)
Retirement of treasury shares	(26)	—	(315)	26	315	—	—	—
Balance at December 31, 2012	**1,112**	**$—**	**$9,450**	**—**	**$—**	**$1,893**	**$(26)**	**$11,317**

The accompanying notes are an integral part of these Consolidated Financial Statements.

ACTIVISION BLIZZARD, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in millions)

	For the Years Ended December 31,		
	2012	2011	2010
Cash flows from operating activities:			
Net income	$1,149	$1,085	$418
Adjustments to reconcile net income to net cash provided by operating activities:			
Deferred income taxes	(10)	75	(278)
Impairment of goodwill and intangible assets (see Notes 10 and 11)	—	12	326
Depreciation and amortization	120	148	198
Loss on disposal of property and equipment	1	4	1
Amortization and write-off of capitalized software development costs and intellectual property licenses (1)	208	287	319
Stock-based compensation expense (2)	126	103	131
Excess tax benefits from stock option exercises	(5)	(24)	(22)
Changes in operating assets and liabilities:			
Accounts receivable	(46)	13	43
Inventories, net	(62)	(34)	124
Software development and intellectual property licenses	(301)	(254)	(313)
Other assets	88	(67)	17
Deferred revenues	153	(248)	293
Accounts payable	(54)	31	70
Accrued expenses and other liabilities	(22)	(179)	49
Net cash provided by operating activities	1,345	952	1,376
Cash flows from investing activities:			
Proceeds from maturities of available-for-sale investments	444	740	519
Proceeds from maturities of auction rate securities classified as trading securities	—	—	61
Proceeds from auction rate securities called at par	10	10	—
Payment of contingent consideration	—	(3)	(4)
Purchases of available-for-sale investments	(503)	(417)	(800)
Capital expenditures	(73)	(72)	(97)
(Increase) decrease in restricted cash	(2)	8	9
Net cash (used in) provided by investing activities	(124)	266	(312)
Cash flows from financing activities:			
Proceeds from issuance of common stock to employees	33	69	81
Tax payment related to net share settlements of restricted stock rights	(16)	(15)	(8)
Repurchase of common stock	(315)	(692)	(959)
Dividends paid	(204)	(194)	(189)
Excess tax benefits from stock option exercises	5	24	22
Net cash used in financing activities	(497)	(808)	(1,053)
Effect of foreign exchange rate changes on cash and cash equivalents	70	(57)	33
Net increase in cash and cash equivalents	794	353	44
Cash and cash equivalents at beginning of period	3,165	2,812	2,768
Cash and cash equivalents at end of period	$3,959	$3,165	$2,812

(1) Excludes deferral and amortization of stock-based compensation expense.

(2) Includes the net effects of capitalization, deferral, and amortization of stock-based compensation expense.

The accompanying notes are an integral part of these Consolidated Financial Statements.

ACTIVISION BLIZZARD, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

1. Description of Business and Business Combination

Description of Business

Activision Blizzard, Inc. is a worldwide online, personal computer ("PC"), video game console, tablet, handheld, and mobile game publisher. The terms "Activision Blizzard," the "Company," "we," "us," and "our" are used to refer collectively to Activision Blizzard, Inc. and its subsidiaries. We maintain significant operations in the United States, Canada, the United Kingdom, France, Germany, Ireland, Italy, Sweden, Spain, the Netherlands, Australia, South Korea and China.

The common stock of Activision Blizzard is traded on The NASDAQ Stock Market under the ticker symbol "ATVI." Vivendi S.A. ("Vivendi") owned approximately 62% of Activision Blizzard's outstanding common stock at December 31, 2012.

Based upon our current organizational structure, we operate three operating segments as follows:

(i) Activision Publishing, Inc.

Activision Publishing, Inc. ("Activision") is a leading international developer and publisher of interactive entertainment. Activision develops games based on both internally-developed and licensed intellectual property. Activision markets and sells games we develop and, through our affiliate label program, games developed by certain third-party publishers. We sell games both through retail channels and by digital download. Activision currently offers games that operate on the Sony Computer Entertainment, Inc. ("Sony") PlayStation 3 ("PS3"), Nintendo Co. Ltd. ("Nintendo") Wii ("Wii") and Nintendo Wii U ("Wii U"), and Microsoft Corporation ("Microsoft") Xbox 360 ("Xbox 360") console systems; the Nintendo Dual Screen ("DS") and Nintendo 3DS (3DS") handheld game systems; the PC; and other handheld and mobile devices.

(ii) Blizzard Entertainment, Inc.

Blizzard Entertainment, Inc. ("Blizzard") is a leader in the subscription-based massively multi-player online role-playing game ("MMORPG") category in terms of both subscriber base and revenues generated through its World of Warcraft® franchise, which it develops, hosts and supports. Blizzard also develops, markets, and sells role-playing action and strategy PC-based computer games, including games in the multiple-award winning Diablo® and StarCraft® franchises. In addition, Blizzard maintains a proprietary online-game related service, Battle.net®. Blizzard distributes its products and generates revenues worldwide through various means, including: subscriptions (which consist of fees from individuals playing *World of Warcraft*), sales of prepaid subscription cards, and revenue from value-added services such as realm transfers, faction changes, and other character customizations within the *World of Warcraft* gameplay, retail sales of physical "boxed" products; online download sales of PC products; and licensing of software to third-party or related party companies that distribute *World of Warcraft, Diablo® III*, and *StarCraft® II* products.

(iii) Activision Blizzard Distribution

Activision Blizzard Distribution ("Distribution") consists of operations in Europe that provide warehousing, logistical and sales distribution services to third-party publishers of interactive entertainment software, our own publishing operations, and manufacturers of interactive entertainment hardware.

Business Combination

On July 9, 2008, a business combination (the "Business Combination") by and among Activision, Inc., Sego Merger Corporation, a wholly-owned subsidiary of Activision, Inc., Vivendi, VGAC LLC, a wholly-owned subsidiary of Vivendi , and Vivendi Games, Inc. ("Vivendi Games"), a wholly-owned subsidiary of VGAC LLC, was consummated. As a result of the consummation of the Business Combination, Activision, Inc. was renamed Activision Blizzard, Inc. For accounting purposes, the Business Combination is treated as a "reverse acquisition," with Vivendi Games deemed to be the acquirer.

2. Summary of Significant Accounting Policies

Basis of Consolidation and Presentation

The accompanying consolidated financial statements include the accounts and operations of the Company. All intercompany accounts and transactions have been eliminated. The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from these estimates and assumptions.

Certain reclassifications have been made to prior year amounts to conform to the current period presentation.

The Company considers events or transactions that occur after the balance sheet date, but before the financial statements are issued, to provide additional evidence relative to certain estimates or to identify matters that require additional disclosures.

Results of Adjustment

We identified through our internal processes that, in previous years, we erroneously over-recognized revenue for a country in our Europe region. As reported in the Quarterly Report on Form 10-Q for the second quarter of 2012, we performed an evaluation under SEC Staff Accounting Bulletin No. 108 and concluded the effect of this error was immaterial to prior years' financial statements as well as full-year 2012 financial statements. As such, during the year ended December 31, 2012, we recorded an adjustment to reduce "Net revenues" and "Operating income" by $11 million in our consolidated statements of operations, and similarly reduced "Net revenues" and "Income from operations before income tax expenses" in our Blizzard segment, Europe region, and online subscriptions as presented in footnote 13 of the notes to consolidated financial statements by $11 million. There was no impact to operating cash flows. The adjustment increased the "Deferred revenues" on our consolidated balance sheet and represents a correction of an error. The $11 million adjustment related to prior periods as follows:
(i) approximately $1 million for the quarter ended March 31, 2012 and the year ended December 31, 2012; (ii) approximately $1 million for each quarter of 2011 (totaling approximately $4 million for the year ended December 31, 2011); (iii) $2 million for the year ended December 31, 2010; and (iv) approximately $4 million for periods prior to the year ended December 31, 2010. "Net income" for the year ended December 31, 2012 decreased by approximately $8 million, or less than $0.01 earnings per basic and diluted share, as a result of recording this adjustment.

Cash and Cash Equivalents

We consider all money market funds and highly liquid investments with original maturities of three months or less at the time of purchase to be "Cash and cash equivalents."

Investment Securities

Investments designated as available-for-sale securities are carried at fair value, which is based on quoted market prices for such securities, if available, or is estimated on the basis of quoted market prices of financial instruments with similar characteristics. Unrealized gains and losses of the Company's available-for-sale securities are excluded from earnings and reported as a component of "Other comprehensive income (loss)."

Investments with original maturities greater than 90 days and remaining maturities of less than one year are normally classified as "Short-term investments." In addition, investments with maturities beyond one year may be classified as "Short-term investments" if they are highly liquid in nature and represent the investment of cash that is available for current operations.

The specific identification method is used to determine the cost of securities disposed of, with realized gains and losses reflected in "Investment and other income (expense), net" in the consolidated statements of operations.

The Company's investments include auction rate securities ("ARS"). These ARS are variable rate bonds tied to short-term interest rates with long-term maturities. ARS have interest rates which reset through a modified Dutch auction at predetermined short-term intervals, typically every 7, 28, or 35 days. Interest on ARS is generally paid at the end of each auction process and is based upon the interest rate determined for the prior auction. Our ARS are highly rated, and are partially collateralized by student loans guaranteed by the U.S. government under the Federal Family Education Loan Program. Our investments in ARS are not material to our consolidated financial statements.

Restricted Cash—Compensating Balances

Restricted cash is included within "Short-term investments" on the consolidated balance sheets. The majority of our restricted cash relates to a standby letter of credit required by one of our inventory manufacturers so that we can qualify for certain payment terms on our inventory purchases. Under the terms of this arrangement, we are required to maintain with the issuing bank a compensating balance, restricted as to use, of not less than the sum of the available amount of the letter of credit plus the aggregate amount of any drawings under the letter of credit that have been honored thereunder, but have not yet been reimbursed.

Financial Instruments

The carrying amount of "Cash and cash equivalents," "Accounts receivable," "Accounts payable," and "Accrued expenses" substantively approximate fair value due to the short-term nature of these accounts. Our investments in U.S. treasuries, government agency securities, and corporate bonds are carried at fair value, which is based on quoted market prices for such securities, if available, or is estimated on the basis of quoted market prices of financial instruments with similar characteristics. ARS are carried at fair value, which is estimated using an income-approach model (specifically, a discounted cash-flow analysis).

Derivative instruments, primarily foreign exchange contracts, are reported at fair value in "Other assets" or "Other liabilities" in the consolidated balance sheets. The fair value of foreign currency contracts are estimated based on the prevailing exchange rates of the various hedged currencies as of the end of the period.

Activision Blizzard transacts business in various foreign currencies and has significant international sales and expenses denominated in foreign currencies, subjecting us to foreign currency risk. We utilize foreign exchange forward contracts and swaps, with maturities of generally less than one year, to mitigate foreign currency exchange rate risk associated with foreign currency- denominated assets and liabilities. Activision Blizzard does not use derivatives for speculative or trading purposes, and the Company does not designate these derivatives as hedging instruments under Accounting Standards Codification ("ASC") Topic 815. Accordingly, gains and losses resulting from changes in the fair values through the period are reported as "General and administrative expenses" or "Investment and other income (expense), net" in the consolidated statements of operations, depending on the nature of the derivative.

Other-Than-Temporary Impairments

The Company regularly reviews its investments to determine whether a decline in fair value below the cost basis is other than a temporary impairment. If the decline is determined to be other-than-temporary, the cost basis of the investment is written down to fair value. For available-for-sale fixed maturity instruments where credit-related impairments exist, other-than-temporary impairments are reported in the consolidated statement of operations and non-credit impairments are reported as a component of "Other comprehensive income (loss)."

Concentration of Credit Risk

Our concentration of credit risk relates to depositors holding the Company's cash and cash equivalents and customers with significant accounts receivable balances. The majority of our cash and cash equivalents are held in financial instruments issued or fully guaranteed by local and foreign governments and governmental organizations, with the significant majority of these instruments being money market funds.

Our customer base includes retailers and distributors, including mass-market retailers, consumer electronics stores, discount warehouses, and game specialty stores in the U.S. and other countries worldwide. We perform ongoing credit evaluations of our customers and maintain allowances for potential credit losses. We generally do not require collateral or other security from our customers.

We had one customer for the Activision and Blizzard segments, GameStop, who accounted for approximately 10% and 12% of net revenues for the years ended December 31, 2012 and 2010, respectively. We did not have any single customer that accounted for 10% or more of net revenues for the year ended December 31, 2011. We had one customer, Wal-Mart, which accounted for 20% and 21% of consolidated gross receivables at December 31, 2012 and 2011, respectively.

Software Development Costs and Intellectual Property Licenses

Software development costs include payments made to independent software developers under development agreements, as well as direct costs incurred for internally developed products.

We account for software development costs in accordance with the Financial Accounting Standards Board ("FASB") guidance for the costs of computer software to be sold, leased, or otherwise marketed within ASC Subtopic 985-20. Software development costs are capitalized once technological feasibility of a product is established and such costs are determined to be recoverable. Technological feasibility of a product encompasses both technical design documentation and game design documentation, or the completed and tested product design and working model. Significant management judgments and estimates are utilized in the assessment of when technological feasibility is established. For products where proven technology exists, this may occur early in the development cycle. Technological feasibility is evaluated on a product-by-product basis. Prior to a product's release, we expense, as part of "Cost of sales—software royalties and amortization," capitalized costs if and when we believe such amounts are not recoverable. Capitalized costs for those products that are cancelled or expected to be abandoned are charged to "Product development expense" in the period of cancellation. Amounts related to software development which are not capitalized are charged immediately to "Product development expense."

Commencing upon product release, capitalized software development costs are amortized to "Cost of sales—software royalties and amortization" based on the ratio of current revenues to total projected revenues for the specific product, generally resulting in an amortization period of six months or less.

Intellectual property license costs represent license fees paid to intellectual property rights holders for use of their trademarks, copyrights, software, technology, music or other intellectual property or proprietary rights in the development of our products. Depending upon the agreement with the rights holder, we may obtain the right to use the intellectual property in multiple products over a number of years, or alternatively, for a single product. Prior to the related product's release, we expense, as part of "Cost of sales—intellectual property licenses," capitalized intellectual property costs when we believe such amounts are not recoverable. Capitalized intellectual property costs for those products that are cancelled or expected to be abandoned are charged to "Product development expense" in the period of cancellation.

Commencing upon the related product's release, capitalized intellectual property license costs are amortized to "Cost of sales—intellectual property licenses" based on the ratio of current revenues for the specific product to total projected revenues for all products in which the licensed property will be utilized. As intellectual property license contracts may extend for multiple years, the amortization of capitalized intellectual property license costs relating to such contracts may extend beyond one year.

We evaluate the future recoverability of capitalized software development costs and intellectual property licenses on a quarterly basis. For products that have been released in prior periods, the primary evaluation criterion is actual title performance. For products that are scheduled to be released in future periods, recoverability is evaluated based on the expected performance of the specific products to which the costs relate or in which the licensed trademark or copyright is to be used. Criteria used to evaluate expected product performance include: historical performance of comparable products developed with comparable technology; market performance of comparable titles; orders for the product prior to its release; general market conditions; and, for any sequel product, estimated performance based on the performance of the product on which the sequel is based. Further, as many of our capitalized intellectual property licenses extend for multiple products over multiple years, we also assess the recoverability of capitalized intellectual property license costs based on certain qualitative factors, such as the success of other products and/or entertainment vehicles utilizing the intellectual property, whether there are any future planned theatrical releases or television series based on the intellectual property, and the rights holder's continued promotion and exploitation of the intellectual property.

Significant management judgments and estimates are utilized in assessing the recoverability of capitalized costs. In evaluating the recoverability of capitalized costs, the assessment of expected product performance utilizes forecasted sales amounts and estimates of additional costs to be incurred. If revised forecasted or actual product sales are less than the originally forecasted amounts utilized in the initial recoverability analysis, the net realizable value may be lower than originally estimated in any given quarter, which could result in an impairment charge. Material differences may result in the amount and timing of expense for any period if management makes different judgments or utilizes different estimates in evaluating these qualitative factors.

Inventories

Inventories consist of materials (including manufacturing royalties paid to console manufacturers), labor and freight-in and are stated at the lower of cost (weighted average method) or net realizable value. Inventories are relieved on a weighted average cost method.

Long-Lived Assets

Property and Equipment. Property and equipment are recorded at cost and depreciated on a straight-line basis over the estimated useful life (*i.e.*, 25 to 33 years, for buildings, and 2 to 5 years, for computer equipment, office furniture and other equipment) of the asset. When assets are retired or disposed of, the cost and accumulated depreciation thereon are removed and any resulting gains or losses are included in the consolidated statements of operations. Leasehold improvements are amortized using the straight-line method over the estimated life of the asset, not to exceed the length of the lease. Repair and maintenance costs are expensed as incurred.

Goodwill and Other Indefinite-Lived Assets. We account for goodwill using the provisions within ASC Topic 350. Under ASC Topic 350, goodwill is considered to have an indefinite life, and is carried at cost. Acquired trade names are assessed as indefinite lived assets as there are no foreseeable limits on the periods of time over which they are expected to contribute cash flows. Goodwill and acquired trade names are not amortized, but are subject to an impairment test annually, as well as in between annual tests when events or circumstances indicate that the carrying value may not be recoverable. We perform our annual impairment testing at December 31st.

Our annual goodwill impairment test is performed at the reporting unit level. We have determined our reporting units based on the guidance within ASC Subtopic 350-20, which provides that reporting units are generally operating segments or one reporting level below the operating segments. As of December 31, 2012 and 2011, the Company's reporting units are the same as our operating segments: Activision, Blizzard, and Distribution. We test goodwill for possible impairment by first determining the fair value of the related reporting unit and comparing this value to the recorded net assets of the reporting unit, including goodwill. In the event the recorded net assets of the reporting unit exceed the estimated fair value of such assets, we perform a second step to measure the amount of the impairment, which is equal to the amount by which the recorded goodwill exceeds the implied fair value of the goodwill after assessing the fair value of each of the assets and liabilities within the reporting unit.

Fair value of our reporting units is determined using an income approach based on discounted cash flow models. In determining the fair value of our reporting units, we assumed a discount rate of approximately 10.5%. The estimated fair value of the Activision Publishing reporting unit exceeded its carrying value by approximately $3 billion or at least 25% as of December 31, 2012. The estimated fair value of the Blizzard reporting unit substantially exceeded its carrying value as of December 31, 2012. However, changes in our assumptions underlying our estimates of fair value, which will be a function of our future financial performance, and changes in economic conditions could result in future impairment charges.

We test acquired trade names for possible impairment by using a discounted cash flow model to estimate fair value. We have determined that no impairment has occurred at December 31, 2012 and 2011 based upon a set of assumptions regarding discounted future cash flows, which represent our best estimate of future performance at this time. In determining the fair value of our trade names, we assumed a discount rate of 10.5%, and royalty saving rates of approximately 1.5%. A one percentage point increase in the discount rate would not yield an impairment charge to our trade names. Changes in our assumptions underlying our estimates of fair value, which will be a function of our future financial performance and changes in economic conditions, could result in future impairment charges.

Amortizable Intangible Assets. Intangible assets subject to amortization are carried at cost less accumulated amortization, and amortized over the estimated useful life in proportion to the economic benefits received.

Management evaluates the recoverability of our identifiable intangible assets and other long-lived assets in accordance with FASB guidance within ASC Subtopic 360-10, which generally requires the assessment of these assets for recoverability when events or circumstances indicate a potential impairment exists. We considered certain events and circumstances in determining whether the carrying value of identifiable intangible assets and other long-lived assets, other than indefinite-lived intangible assets, may not be recoverable including, but not limited to: significant changes in performance relative to expected operating results; significant changes in the use of the assets; significant negative industry or economic trends; a significant decline in our stock price for a sustained period of time; and changes in our business strategy. In determining whether an impairment exists, we estimate the undiscounted cash flows to be generated from the use and ultimate disposition of these assets. If an impairment is indicated based on a comparison of the assets' carrying values and the undiscounted cash flows, the impairment loss is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets).

Revenue Recognition

Revenue Arrangements with Multiple Deliverables

Effective January 1, 2011, we adopted amendments to an accounting standard related to revenue recognition for arrangements with multiple deliverables (which standard, as amended, is referred to herein as the "new accounting principles"). The new accounting principles establish a selling price hierarchy for determining the selling price of a deliverable and require the application of the relative selling price method to allocate the consideration received for an arrangement to each deliverable in a multiple deliverables revenue arrangement. Certain of our revenue arrangements have multiple deliverables and, as such, are accounted for under the new accounting principles. These revenue arrangements include product sales consisting of both software and hardware deliverables (such as peripherals or other ancillary collectors' items sold together with physical "boxed" software) and our sales of *World of Warcraft* boxed products, expansion packs and value-added services, each of which is considered with the related subscription services for these purposes. Our assessment of deliverables and units of accounting does not change under the new accounting principles.

Pursuant to the guidance of ASU 2009-13, when a revenue arrangement contains multiple elements, such as hardware and software products, licenses and/or services, we allocate revenue to each element based on a selling price hierarchy. The selling price for a deliverable is based on its vendor- specific-objective-evidence ("VSOE") if it is available, third-party evidence ("TPE") if VSOE is not available, or best estimated selling price ("BESP") if neither VSOE nor TPE is available. In multiple element arrangements where more-than-incidental software deliverables are included, revenue is allocated to each separate unit of accounting for each of the non-software deliverables and to the software deliverables as a group using the relative selling prices of each of the deliverables in the arrangement based on the aforementioned selling price hierarchy. If the arrangement contains more than one software deliverable, the arrangement consideration allocated to the software deliverables as a group is then allocated to each software deliverable using the guidance for recognizing software revenue.

As noted above, when neither VSOE nor TPE is available for a deliverable, we use BESP. We do not have significant revenue arrangements that require BESP for the years ended December 31, 2012 and 2011. The inputs we use to determine the selling price of our significant deliverables include the actual price charged by the Company for a deliverable that the Company sells separately, which represents the VSOE, and the wholesale prices of the same or similar products, which represents TPE. The pattern and timing of revenue recognition for deliverables and allocation of the arrangement consideration did not change upon the adoption of the new accounting principles. Also, the adoption of the new accounting standard has not had a material impact on our financial statements.

Product Sales

We recognize revenue from the sale of our products upon the transfer of title and risk of loss to our customers and once any performance obligations have been completed. Certain products are sold to customers with a "street date" (which is the earliest date these products may be sold by retailers). For these products, we recognize revenue on the later of the street date or the date the product is sold to the customer. Revenue from product sales is recognized after deducting the estimated allowance for returns and price protection.

For our software products with online functionality, we evaluate whether those features or functionality are more than an inconsequential separate deliverable in addition to the software product. This evaluation is performed for each software product and any online transaction, such as a digital download of a title or product add-ons, when it is released.

When we determine that a software title contains online functionality that constitutes a more-than-inconsequential separate service deliverable in addition to the product, which, when we do, is principally because of its importance to gameplay, we consider our performance obligations for this title to extend beyond the sale of the game. VSOE of fair value does not exist for the online functionality of some products, as we do not separately charge for this component of every title. As a result, we recognize all of the software-related revenue from the sale of any such title ratably over the estimated service period of such title. In addition, we initially defer the costs of sales for the title (excluding intangible asset amortization), and recognize the costs of sales as the related revenues are recognized. Cost of sales includes manufacturing costs, software royalties and amortization, and intellectual property licenses.

Determining whether the online functionality for a particular game constitutes more-than-an- inconsequential deliverable, as well as the estimated service periods and product life over which to recognize the revenue and related costs of sales, is subjective and require management's judgment.

We recognize revenues from *World of Warcraft* boxed product, expansion packs and value-added services, in each case with the related subscription service revenue, ratably over the estimated service period beginning upon activation of the software and delivery of the related services. Revenues attributed to the sale of *World of Warcraft* boxed software and related expansion packs are classified as "Product sales," whereas revenues attributable to subscriptions and other value-added services are classified as "Subscription, licensing, and other revenues."

Revenues for software products with more-than-inconsequential separate service deliverables and *World of Warcraft* products are recognized over the estimated service periods, which range from a minimum of five months to a maximum of less than a year.

For our software products with features we consider to be incidental to the overall product offering and an inconsequential deliverable, such as products which provide limited online features at no additional cost to the consumer, we recognize the related revenue from them upon the transfer of title and risk of loss of the product to our customer.

With respect to online transactions, such as online downloads of titles or product add-ons that do not include a more-than-inconsequential separate service deliverable, revenue is recognized when the fee is paid by the online customer to purchase online content and the product is available for download or is activated for gameplay. In addition, persuasive evidence of an arrangement must exist and collection of the related receivable must be probable.

Sales incentives and other consideration given by us to our customers, such as rebates and product replacement fees, are considered adjustments of the selling price of our products and are reflected as reductions to revenue. Sales incentives and other consideration that represent costs incurred by us for assets or services received, such as the appearance of our products in a customer's national circular ad, are reflected as sales and marketing expenses when the benefit from the sales incentive is separable from sales to the same customer and we can reasonably estimate the fair value of the benefit.

Subscription Revenues

Subscription revenues are mostly derived from *World of Warcraft*. *World of Warcraft* is a game that is playable through Blizzard's servers and is generally sold through a subscription-only basis.

For *World of Warcraft*, after the first month of free usage that is included with the *World of Warcraft* boxed software, the *World of Warcraft* end user may enter into a subscription agreement for additional future access. Revenues associated with the sale of subscriptions via boxed software and prepaid subscription cards, as well as prepaid subscriptions sales, are deferred until the subscription service is activated by the consumer and are then recognized ratably over the subscription period. Value-added service revenues associated with subscriptions are recognized ratably over the estimated service periods.

Licensing Revenues

Third-party licensees in Russia, China and Taiwan distribute and host Blizzard's *World of Warcraft* game in their respective countries under license agreements, for which they pay the Company a royalty. We recognize these royalties as revenues based on the end users' activation of the underlying prepaid time, if all other performance obligations have been completed, or based on usage by the end user, when we have continuing service obligations. We recognize any upfront licensing fee received over the term of the contracts.

With respect to license agreements that provide customers the right to make multiple copies in exchange for guaranteed amounts, revenue is generally recognized upon delivery of a master copy. Per copy royalties on sales that exceed the guarantee are recognized as earned. In addition, persuasive evidence of an arrangement must exist and collection of the related receivable must be probable.

Breakage Revenues

World of Warcraft boxed product sales and subscription revenues are recognized upon activation of the game. We analyze historical activation patterns over time to determine when the likelihood of activation ever occurring becomes remote. We recognize revenues from subscriptions that have not yet been activated, prepaid subscription cards, as well as prepaid subscription sales, when the likelihood of future activation occurring is remote (defined as "breakage revenues"). We did not record any breakage revenues for the years ended December 31, 2012 and 2011. For the year ended December 31, 2010, we recorded $14 million in breakage revenues from the sale of packaged software in "Product sales," and $6 million from prepaid and subscription breakage revenues in "Subscription, licensing, and other revenues" in the consolidated statements of operations.

Other Revenues

Other revenues primarily include licensing activity of intellectual property other than software to third-parties. Revenue is recorded upon receipt of licensee statements, or upon the receipt of cash, provided the license period has begun and all performance obligations have been completed.

Revenues are recorded net of tax assessed by governmental authority that is both imposed on and concurrent with the specific revenue-producing transaction between us and our customer, such as sales and value added tax.

Allowances for Returns, Price Protection, Doubtful Accounts, and Inventory Obsolescence

We closely monitor and analyze the historical performance of our various titles, the performance of products released by other publishers, market conditions, and the anticipated timing of other releases to assess future demand of current and upcoming titles. Initial volumes shipped upon title launch and subsequent reorders are evaluated with the goal of ensuring that quantities are sufficient to meet the demand from the retail markets, but at the same time are controlled to prevent excess inventory in the channel. We benchmark units to be shipped to our customers using historical and industry data.

We may permit product returns from, or grant price protection to, our customers under certain conditions. In general, price protection refers to the circumstances in which we elect to decrease, on a short or longer term basis, the wholesale price of a product by a certain amount and, when granted and applicable, allow customers a credit against amounts owed by such customers to us with respect to open and/or future invoices. The conditions our customers must meet to be granted the right to return products or price protection include, among other things, compliance with applicable trading and payment terms, and consistent return of inventory and delivery of sell-through reports to us. We may also consider other factors, including the facilitation of slow-moving inventory and other market factors.

Significant management judgments and estimates must be made and used in connection with establishing the allowance for returns and price protection in any accounting period based on estimates of potential future product returns and price protection related to current period product revenue. We estimate the amount of future returns and price protection for current period product revenue utilizing historical experience and information regarding inventory levels and the demand and acceptance of our products by the end consumer. The following factors are used to estimate the amount of future returns and price protection for a particular title: historical performance of titles in similar genres; historical performance of the hardware platform; historical performance of the franchise; console hardware life cycle; sales force and retail customer feedback; industry pricing; future pricing assumptions; weeks of on-hand retail channel inventory; absolute quantity of on-hand retail channel inventory; our warehouse on-hand inventory levels; the title's recent sell-through history (if available); marketing trade programs; and performance of competing titles. The relative importance of these factors varies among titles depending upon, among other items, genre, platform, seasonality, and sales strategy.

Based upon historical experience, we believe that our estimates are reasonable. However, actual returns and price protection could vary materially from our allowance estimates due to a number of reasons including, among others, a lack of consumer acceptance of a title, the release in the same period of a similarly themed title by a competitor, or technological obsolescence due to the emergence of new hardware platforms. Material differences may result in the amount and timing of our revenue for any period if factors or market conditions change or if management makes different judgments or utilizes different estimates in determining the allowances for returns and price protection. For example, a 1% change in our December 31, 2012 allowance for sales returns, price protection and other allowances would have impacted net revenues by approximately $3 million.

Similarly, management must make estimates as to the collectability of our accounts receivable. In estimating the allowance for doubtful accounts, we analyze the age of current outstanding account balances, historical bad debts, customer concentrations, customer creditworthiness, current economic trends, and changes in our customers' payment terms and their economic condition, as well as whether we can obtain sufficient credit insurance. Any significant changes in any of these criteria would affect management's estimates in establishing our allowance for doubtful accounts.

We regularly review inventory quantities on-hand and in the retail channels. We write down inventory based on excess or obsolete inventories determined primarily by future anticipated demand for our products. Inventory write-downs are measured as the difference between the cost of the inventory and net realizable value, based upon assumptions about future demand, which are inherently difficult to assess and dependent on market conditions. At the point of a loss recognition, a new, lower cost basis for that inventory is established, and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established basis.

Shipping and Handling

Shipping and handling costs, which consist primarily of packaging and transportation charges incurred to move finished goods to customers, are included in "Cost of sales—product costs."

Advertising Expenses

We expense advertising as incurred, except for production costs associated with media advertising, which are deferred and charged to expense when the related advertisement is ran for the first time. Advertising expenses for the years ended December 31, 2012, 2011, and 2010 were $396 million, $343 million, and $332 million, respectively, and are included in "Sales and marketing expense" in the consolidated statements of operations.

Income Taxes

We record a tax provision for the anticipated tax consequences of the reported results of operations. In accordance with FASB income tax guidance within ASC Topic 740, the provision for income taxes is computed using the asset and liability method, under which deferred tax assets and liabilities are recognized for the expected future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating losses and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. We evaluate deferred tax assets each period for recoverability. For those assets that do not meet the threshold of "more likely than not" that they will be realized in the future, a valuation allowance is recorded.

We report a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. We recognize interest and penalties, if any, related to unrecognized tax benefits in "Income tax expense."

Foreign Currency Translation

All assets and liabilities of our foreign subsidiaries are translated into U.S. dollars at the exchange rate in effect at the balance sheet date, and revenue and expenses are translated at average exchange rates during the period. The resulting translation adjustments are reflected as a component of "Accumulated other comprehensive income (loss)" in shareholders' equity.

Earnings (Loss) Per Common Share

"Basic earnings (loss) per common share" is computed by dividing income (loss) available to common shareholders by the weighted average number of common shares outstanding for the periods presented. "Diluted earnings per share" is computed by dividing income (loss) available to common shareholders by the weighted average number of common shares outstanding, increased by the weighted average number of common stock equivalents. Common stock equivalents are calculated using the treasury stock method and represent incremental shares issuable upon exercise of our outstanding options. However, potential common shares are not included in the denominator of the diluted earnings (loss) per share calculation when inclusion of such shares would be anti-dilutive, such as in a period in which a net loss is recorded.

When we determine whether instruments granted in stock-based payment transactions are participating securities, unvested stock-based awards which include the right to receive non-forfeitable dividends or dividend equivalents are considered to participate with common stock in undistributed earnings. With participating securities, we are required to calculate basic and diluted earnings per common share amounts under the two-class method. The two-class method excludes from earnings per common share calculations any dividends paid or owed to participating securities and any undistributed earnings considered to be attributable to participating securities.

Stock-Based Compensation

We account for stock-based compensation in accordance with ASC Topic 718-10, *Compensation-Stock Compensation*, and ASC Subtopic 505-50, *Equity-Based Payments to Non-Employees* ("ASC stock-based compensation guidance"). Stock-based compensation expense is recognized during the requisite service period (that is, the period for which the employee is being compensated) and is based on the value of stock-based payment awards after a reduction for estimated forfeitures. Forfeitures are estimated at the time of grant and are revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Stock-based compensation expense recognized in the consolidated statement of operations for the years ended December 31, 2012, 2011, and 2010 included both compensation expense for stock- based payment awards granted by Activision, Inc. prior to, but not yet vested as of July 9, 2008, based on the revalued fair value estimated at July 9, 2008, and compensation expense for the stock-based payment awards granted by us subsequent to July 9, 2008.

We estimate the value of stock-based payment awards on the measurement date using a binomial-lattice model. Our determination of fair value of stock-based payment awards on the date of grant using an option-pricing model is affected by our stock price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to, our expected stock price volatility over the term of the awards, and actual and projected employee stock option exercise behaviors.

We generally determine the fair value of restricted stock rights (including restricted stock units, restricted stock awards and performance shares) based on the closing market price of the Company's common stock on the date of grant. Certain restricted stock rights granted to our employees and senior management vest based on the achievement of pre-established performance or market goals. We estimate the fair value of performance-based restricted stock rights at the closing market price of the Company's common stock on the date of grant. Each quarter we update our assessment of the probability that the specified performance criteria will be achieved. We amortize the fair values of performance-based restricted stock rights over the requisite service period adjusted for estimated forfeitures for each separately vesting tranche of the award. We estimate the fair value of market-based restricted stock rights at the date of grant using a Monte Carlo valuation methodology and amortize those fair values over the requisite service period adjusted for estimated forfeitures for each separately vesting tranche of the award. The Monte Carlo methodology that we use to estimate the fair value of market-based restricted stock rights at the date of grant incorporates into the valuation the possibility that the market condition may not be satisfied. Provided that the requisite service is rendered, the total fair value of the market-based restricted stock rights at the date of grant must be recognized as compensation expense even if the market condition is not achieved. However, the number of shares that ultimately vest can vary significantly with the performance of the specified market criteria.

See Note 18 of the Notes to Consolidated Financial Statements.

3. Investment and other income (expense), net

Investment and other income (expense), net is comprised of the following (amounts in millions):

	For the Years Ended December 31,		
	2012	2011	2010
Interest income	$6	$14	$8
Interest expense	(1)	(4)	(5)
Change in fair value of other financial liability	—	—	22
Net realized gain (loss) on foreign exchange contracts with Vivendi	2	(7)	(2)
Investment and other income (expense), net	$7	$3	$23

4. Cash and Cash Equivalents

The following table summarizes the components of our cash and cash equivalents with original maturities of three months or less at the date of purchase (amounts in millions):

	At December 31,	
	2012	2011
Cash	$425	$270
Time deposits	23	24
Money market funds	3,511	2,869
U.S. treasuries and/or foreign government bonds	—	2
Cash and cash equivalents	$3,959	$3,165

5. Investments

The following table summarizes our short-term and long-term investments at December 31, 2012 and 2011 (amounts in millions):

At December 31, 2012	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair Value
Short-term investments:				
Available-for-sale investments:				
U.S. treasuries and government agency securities	$387	$—	$—	$387
Corporate bonds	11	—	—	11
Restricted cash				18
Total short-term investments				$416
Long-term investments:				
Available-for-sale investments:				
Auction rate securities held through Morgan Stanley Smith Barney LLC	$8	$—	$—	$8

At December 31, 2011	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair Value
Short-term investments:				
Available-for-sale investments:				
U.S. treasuries and government agency securities	$344	$—	$—	$344
Restricted cash				16
Total short-term investments				$360
Long-term investments:				
Available-for-sale investments:				
Auction rate securities held through Morgan Stanley Smith Barney LLC	$17	$—	$(1)	$16

The following table illustrates the gross unrealized losses on available-for-sale securities, the fair value of those securities, aggregated by investment categories, and the length of time that they have been in a continuous unrealized loss position at December 31, 2011 (amounts in millions):

	Less than 12 months		12 months or more		Total	
At December 31, 2011	Unrealized losses	Fair Value	Unrealized losses	Fair Value	Unrealized losses	Fair Value
Taxable auction rate securities	$—	$—	$(1)	$16	$(1)	$16

The following table summarizes the contractually stated maturities of our short-term and long-term investments classified as available-for-sale at December 31, 2012 (amounts in millions):

At December 31, 2012	Amortized cost	Fair Value
U.S. government agency securities and corporate bonds due in 1 year or less	$398	$398
Auction rate securities due after ten years	8	8
	$406	$406

6. Software development and intellectual property licenses

The following table summarizes the components of our software development and intellectual property licenses (amounts in millions):

	At December 31, 2012	At December 31, 2011
Internally developed software costs	$159	$115
Payments made to third-party software developers	134	84
Total software development costs	$293	$199
Intellectual property licenses	$41	$34

Amortization, write-offs and impairments of capitalized software development costs and intellectual property licenses are comprised of the following (amounts in millions):

	For the Years Ended December 31,		
	2012	2011	2010
Amortization	$205	$258	$322
Write-offs and impairments	12	60	63

7. Restructuring

On February 3, 2011, the Board of Directors of the Company authorized a restructuring plan (the "2011 Restructuring") involving a focus on the development and publication of a reduced slate of titles on a going-forward basis. The 2011 Restructuring included the discontinuation of the development of music-based games, the closure of the related business unit and the cancellation of other titles then in production, along with a related reduction in studio headcount and corporate overhead.

The following table details the amount of the 2011 Restructuring reserves included in "Accrued Expenses and Other Liabilities" in the consolidated balance sheet at December 31, 2012 and 2011 (amounts in millions):

	Severance	Facilities costs	Contract termination costs	Total
Balance at January 1, 2011	$—	$—	$—	$—
Costs charged to expense	20	4	1	25
Costs paid or otherwise settled	(16)	(1)	(1)	(18)
Balance at December 31, 2011	$4	$3	$—	$7
Costs paid or otherwise settled	(4)	—	—	(4)
Balance at December 31, 2012	$—	$3	$—	$3

The 2011 Restructuring charges for the year ended December 31, 2011 was $25 million. These charges, as well as the 2011 Restructuring reserve balances at December 31, 2012 and 2011, were recorded within our Activision segment. We completed the 2011 Restructuring as of December 31, 2011 and we do not expect to incur significant additional restructuring expenses relating thereto.

We have also completed our implementation of our organizational restructuring plan as a result of the Business Combination. There were minimal cash payments and additional charges in our consolidated statement of operations for the year ended December 31, 2011 relating to that restructuring and we do not expect to incur additional restructuring expenses relating thereto.

8. Inventories, net

Our inventories consist of the following (amounts in millions):

	At December 31,	
	2012	2011
Finished goods	$151	$116
Purchased parts and components	58	28
Inventories, net	$209	$144

9. Property and Equipment, Net

Property and equipment, net was comprised of the following (amounts in millions):

	At December 31,	
	2012	2011
Land	$1	$1
Buildings	5	5
Leasehold improvements	80	72
Computer equipment	362	406
Office furniture and other equipment	65	49
Total cost of property and equipment	513	533
Less accumulated depreciation	(372)	(370)
Property and equipment, net	$141	$163

Depreciation expense for the years ended December 31, 2012, 2011, and 2010 was $90 million, $75 million, and $68 million, respectively.

Rental expenses were $37 million, $38 million and $37 million for the years ended December 31, 2012, 2011, and 2010, respectively.

10. Goodwill

The changes in the carrying amount of goodwill by reporting unit for the years ended December 31, 2012 and 2011 are as follows (amounts in millions):

	Activision	Blizzard	Distribution	Total
Balance at December 31, 2010	$6,942	$178	$12	$7,132
Tax benefit credited to goodwill	(12)	—	—	(12)
Issuance of contingent consideration	3	—	—	3
Impairment of goodwill	—	—	(12)	(12)
Balance at December 31, 2011	$6,933	$178	$—	$7,111
Tax benefit credited to goodwill	(5)	—	—	(5)
Balance at December 31, 2012	$6,928	$178	$—	$7,106

Issuance of contingent consideration consists of additional purchase consideration paid or accrued in relation to previous acquisitions. The tax benefit credited to goodwill represents the tax deduction resulting from the exercise of stock options that were outstanding and vested at the consummation of the Business Combination and included in the purchase price of Activision, Inc. to the extent that the tax deduction did not exceed the fair value of those options. Conversely, to the extent that the tax deduction did exceed the fair value of those options, the tax benefit is credited to accumulated paid in capital.

During our 2011 annual impairment testing, the Company identified and recorded a $12 million impairment of goodwill to "General and administrative" in the statement of operations related to the Distribution reporting unit. The impairment was due to declines in our expected future performance of the distribution business, which was a reflection of a continuing shift in the distribution of interactive entertainment software from retail distribution channels towards digital distribution and online gaming.

At December 31, 2012 and 2011, the gross goodwill and accumulated impairment losses by reporting unit are as follows:

	Activision	Blizzard	Distribution	Total
Balance at December 31, 2011:				
Goodwill	$6,933	$178	$12	$7,123
Accumulated impairment losses	—	—	(12)	(12)
Total	$6,933	$178	$—	$7,111
Balance at December 31, 2012:				
Goodwill	$6,928	$178	$—	$7,106
Accumulated impairment losses	—	—	—	—
Total	$6,928	$178	$—	$7,106

11. Intangible Assets, Net

Intangible assets, net consist of the following (amounts in millions):

	At December 31, 2012				
	Estimated useful lives	Gross carrying amount	Accumulated amortization	Impairment charge	Net carrying amount
Acquired definite-lived intangible assets:					
License agreements and other	3 - 10 years	$98	$(88)	$—	$10
Internally developed franchises	11 - 12 years	309	(251)	—	58
Acquired indefinite-lived intangible assets:					
Activision trademark	Indefinite	386	—	—	386
Acquired trade names	Indefinite	47	—	—	47
Total		$840	$(339)	$—	$501

	At December 31, 2011				
	Estimated useful lives	Gross carrying amount	Accumulated amortization	Impairment charge	Net carrying amount
Acquired definite-lived intangible assets:					
License agreements and other	3 - 10 years	$88	$(82)	$—	$6
Game engines	2 - 5 years	32	(32)	—	—
Internally developed franchises	11 - 12 years	309	(227)	—	82
Distribution agreements	4 years	18	(18)	—	—
Acquired indefinite-lived intangible assets:					
Activision trademark	Indefinite	386	—	—	386
Acquired trade names	Indefinite	47	—	—	47
Total		$880	$(359)	$—	$521

Amortization expense of intangible assets was $30 million, $72 million, and $130 million for the years ended December 31, 2012, 2011, and 2010, respectively.

The gross carrying amount as of December 31, 2011 in the tables above reflect a new cost basis for license agreements, game engines and internally developed franchises due to impairment charges for the year ended December 31, 2010. The new cost basis includes the original gross carrying amount, less accumulated amortization and impairment charges on the intangible assets as of December 31, 2011.

At December 31, 2012, future amortization of definite-lived intangible assets is estimated as follows (amounts in millions):

2013	$24
2014	20
2015	10
2016	6
2017	4
Thereafter	4
Total	$68

We did not record any impairment charges against our intangible assets for the year ended December 31, 2012 and 2011.

In 2010, we considered the continued economic downturn within our industry and the change in the buying habits of casual consumers while planning for 2011 during the fourth quarter of 2010. This resulted in a significant revision of our outlook for retail sales of software and a strategy change to, among other things, focus on fewer title releases in the casual genre and discontinue the development of music-based titles. As we considered this change in strategy to be an indicator of a potential impairment of our intangible assets, we updated our future projected revenue streams for certain franchises in the casual games and music genres. We performed recoverability tests and, where applicable, measured the impairment of the related intangible assets in accordance with ASC Subtopic 360-10. This resulted in impairment charges of $67 million, $9 million and $250 million to license agreements, game engines and internally developed franchises intangible assets, respectively, recorded within our Activision segment for the year ended December 31, 2010.

12. Current Accrued Expenses and Other Liabilities, and Other Current Assets

Included in "Current accrued expenses and other liabilities" of our consolidated balance sheets are accrued payroll related costs of $280 million and $363 million at December 31, 2012 and 2011, respectively.

Included in "Other current assets" of our consolidated balance sheets are deferred cost of sales—product costs of $245 million and $246 million at December 31, 2012 and 2011, respectively.

13. Operating Segments and Geographic Region

Our operating segments are consistent with our internal organizational structure, the manner in which our operations are reviewed and managed by our Chief Executive Officer, who is our Chief Operating Decision Maker ("CODM"), the manner in which we assess operating performance and allocate resources, and the availability of separate financial information. Currently, we operate under three operating segments: Activision, Blizzard and Distribution (see Note 1 of the Notes to the Consolidated Financial Statements). We do not aggregate operating segments.

The CODM reviews segment performance exclusive of the impact of the change in deferred net revenues and related cost of sales with respect to certain of our online-enabled games, stock-based compensation expense, restructuring expense, amortization of intangible assets, and impairment of intangible assets and goodwill. The CODM does not review any information regarding total assets on an operating segment basis and, accordingly, no disclosure is made. Information on the operating segments and reconciliations of total net revenues and total segment operating income to consolidated net revenues from external customers and consolidated income before income tax expense for the years ended December 31, 2012, 2011, and 2010 are presented below (amounts in millions):

	Years Ended December 31,					
	2012	2011	2010	2012	2011	2010
	Net Revenues			Income from operations		
Activision	$3,072	$2,828	$2,769	$970	$851	$511
Blizzard	1,609	1,243	1,656	717	496	850
Distribution	306	418	378	11	11	10
Operating segments total	4,987	4,489	4,803	1,698	1,358	1,371
Reconciliation to consolidated net revenues / consolidated income before tax expense:						
Net effect from changes in the deferral of net revenues and related cost of sales	(131)	266	(356)	(91)	183	(319)
Stock-based compensation expense	—	—	—	(126)	(103)	(131)
Restructuring	—	—	—	—	(26)	(3)
Amortization of intangible assets	—	—	—	(30)	(72)	(123)
Impairment of goodwill/intangible assets	—	—	—	—	(12)	(326)
Consolidated net revenues / operating income	$4,856	$4,755	$4,447	$1,451	$1,328	$469
Investment and other income (expense), net				7	3	23
Consolidated income before income tax expense				$1,458	$1,331	$492

For the years ended December 31, 2011 and 2010, restructuring expense of $1 million and $3 million, related to the Business Combination consummated in July 2008, is reflected in the "General and administrative expense" in the consolidated statement of operations, respectively. See Note 7 of the Notes to Consolidated Financial Statements for more detail.

Geographic information for the years ended December 31, 2012, 2011, and 2010 is based on the location of the selling entity. Net revenues from external customers by geographic region were as follows (amounts in millions):

	Years Ended December 31,		
	2012	2011	2010
Net revenues by geographic region:			
North America	$2,436	$2,405	$2,409
Europe	1,968	1,990	1,743
Asia Pacific	452	360	295
Total consolidated net revenues	$4,856	$4,755	$4,447

Net revenues by platform were as follows (amounts in millions):

	Years Ended December 31,		
	2012	2011	2010
Net revenues by platform:			
Console	$2,186	$2,439	$2,330
PC and Other[(1)]	1,214	374	325
Online subscriptions[(2)]	986	1,357	1,230
Handheld	164	167	184
Total platform net revenues	4,550	4,337	4,069
Distribution	306	418	378
Total consolidated net revenues	$4,856	$4,755	$4,447

(1) Revenues from PC and other consists of net revenues from the sale of PC boxed products, Skylanders franchise standalone toys products, mobile sales and other physical merchandise and accessories.

(2) Revenue from online subscriptions consists of revenue from all *World of Warcraft*® products, including subscriptions, boxed products, expansion packs, licensing royalties, value-added services, and revenues from *Call of Duty*® *Elite* memberships.

Long-lived assets by geographic region at December 31, 2012, 2011, and 2010 were as follows (amounts in millions):

	Years Ended December 31,		
	2012	2011	2010
Long-lived assets* by geographic region:			
North America	$90	$105	$113
Europe	40	46	46
Asia Pacific	11	12	10
Total long-lived assets by geographic region	$141	$163	$169

* The only long-lived assets that we classify by region are our long term tangible fixed assets, which only include property, plant and equipment assets; all other long term assets are not allocated by location.

For information regarding significant customers, see "Concentration of Credit Risk" in Note 2 of the Notes to Consolidated Financial Statements.

14. Computation of Basic/Diluted Earnings Per Common Share

The following table sets forth the computation of basic and diluted earnings per common share (amounts in millions, except per share data):

	Years Ended December 31,		
	2012	2011	2010
Numerator:			
Consolidated net income	$1,149	$1,085	$418
Less: Distributed earnings to unvested stock-based awards that participate in earnings	(4)	(3)	(2)
Less: Undistributed earnings allocated to unvested stock-based awards that participate in earnings	(20)	(13)	(2)
Numerator for basic and diluted earnings per common share—income available to common shareholders	$1,125	$1,069	$414
Denominator:			
Denominator for basic earnings per common share—weighted-average common shares outstanding	1,112	1,148	1,222
Effect of potential dilutive common shares under the treasury stock method: Employee stock options	6	8	14
Denominator for diluted earnings per common share—weighted-average common shares outstanding plus dilutive effect of employee stock options	1,118	1,156	1,236
Basic earnings per common share	$1.01	$0.93	$0.34
Diluted earnings per common share	$1.01	$0.92	$0.33

Our unvested restricted stock rights (including restricted stock units, restricted stock awards, and performance shares) are considered participating securities since these securities have non-forfeitable rights to dividends or dividend equivalents during the contractual period of the award. Since the unvested restricted stock rights are considered participating securities, we are required to use the two-class method in our computation of basic and diluted earnings per common share. For the years ended December 31, 2012 and 2011, we had outstanding unvested restricted stock rights with respect to 24 million and 17 million shares of common stock on a weighted-average basis, respectively.

Potential common shares are not included in the denominator of the diluted earnings per common share calculation when inclusion of such shares would be anti-dilutive. Therefore, options to acquire 25 million shares of common stock were not included in the calculation of diluted earnings per common share for the years ended December 31, 2012, 2011, and 2010, as the effect of their inclusion would be anti-dilutive.

15. Income Taxes

Domestic and foreign income (loss) before income taxes and details of the income tax expense (benefit) are as follows (amounts in millions):

	For the Years Ended December 31,		
	2012	2011	2010
Income before income tax expense:			
Domestic	$668	$623	$228
Foreign	790	708	264
	$1,458	$1,331	$492
Income tax expense (benefit):			
Current:			
Federal	$256	$144	$314
State	14	(2)	31
Foreign	49	28	29
Total current	319	170	374
Deferred:			
Federal	12	61	(264)
State	(11)	(4)	8
Foreign	(11)	19	(45)
Total deferred	(10)	76	(301)
Add back tax benefit credited to additional paid-in capital:			
Excess tax benefit associated with stock options	—	—	1
Income tax expense	$309	$246	$74

The items accounting for the difference between income taxes computed at the U.S. federal statutory income tax rate and the income tax expense (benefit) (the effective tax rate) for each of the years are as follows (amounts in millions):

	For the Years Ended December 31,					
	2012		2011		2010	
Federal income tax provision at statutory rate	$510	35%	$466	35%	$172	35%
State taxes, net of federal benefit	31	2	18	1	30	6
Research and development credits	(10)	(1)	(21)	(2)	(11)	(2)
Domestic production activity deduction	(17)	(1)	(15)	(1)	(13)	(3)
Foreign rate differential	(241)	(17)	(202)	(15)	(109)	(22)
Change in tax reserves	53	4	10	1	(1)	—
Shortfall from employee stock option exercises	8	—	9	1	8	1
Return to provision adjustment	(4)	—	(31)	(2)	—	—
Net Operating Loss tax attribute received from Internal Revenue Service audit	(46)	(3)	—	—	—	—
Other	25	2	12	1	(2)	—
Income tax expense	$309	21%	$246	19%	$74	15%

As previously disclosed, on July 9, 2008, a business combination ("the Business Combination") occurred amongst Vivendi, the Company and certain of their respective subsidiaries pursuant to which Vivendi Games, Inc. ("Vivendi Games"), then a member of the consolidated U.S. tax group of Vivendi's subsidiary, Vivendi Holdings I Corp. ("VHI"), became a subsidiary of the Company. As a result of the business combination, the favorable tax attributes of Vivendi Games, Inc. carried forward to the Company. In late August 2012, VHI settled a federal income tax audit with the Internal Revenue Service ("IRS") for the tax years ended December 31, 2002, 2003, and 2004. In connection with the settlement agreement, VHI's consolidated federal net operating loss carryovers were adjusted and allocated to various companies that were part of its consolidated group during the relevant periods. This allocation resulted in a $132 million federal net operating loss allocation to Vivendi Games. In September 2012, the Company filed an amended tax return for its December 31, 2008 tax year to utilize these additional federal net operating losses allocated as a result of the aforementioned settlement, resulting in the recording of a one-time tax benefit of $46 million. Prior to the settlement, and given the uncertainty of the VHI audit, the Company had insufficient information to allow it to record or disclose any information related to the audit until the quarter ended September 30, 2012, as disclosed in the Company's Form 10-Q for that period.

On January 2, 2013, the American Taxpayer Relief Act of 2012 was signed into law by the President of the United States. Under the provisions of the American Taxpayer Relief Act of 2012, the research and development ("R&D") tax credit that had expired December 31, 2011, was reinstated retroactively to January 1, 2012, and is now scheduled to expire on December 31, 2013. The Company will record the impact of the extension of the R&D tax credit related to the tax year ended December 31, 2012, as a discrete item the first quarter of 2013. The impact of the extension of the R&D tax credit is expected to result in a tax benefit related to the tax year ended December 31, 2012.

Deferred income taxes reflect the net tax effects of temporary differences between the amounts of assets and liabilities for accounting purposes and the amounts used for income tax purposes. The components of the net deferred tax assets (liabilities) are as follows (amounts in millions):

	As of December 31,	
	2012	2011
Deferred tax assets:		
Reserves and allowances	$11	$20
Allowance for sales returns and price protection	56	59
Inventory reserve	5	2
Accrued expenses	65	101
Deferred revenue	357	330
Tax credit carryforwards	62	43
Net operating loss carryforwards	14	15
Stock-based compensation	119	91
Foreign deferred assets	7	16
Other	2	5
Deferred tax assets	698	682
Valuation allowance	—	—
Deferred tax assets, net of valuation allowance	698	682
Deferred tax liabilities:		
Intangibles	(161)	(177)
Prepaid royalties	—	(2)
Capitalized software development expenses	(54)	(33)
State taxes	(21)	(18)
Deferred tax liabilities	(236)	(230)
Net deferred tax assets	$462	$452

As of December 31, 2012, we have various state net operating loss carryforwards totaling $17 million which will begin to expire in 2013. These net operating loss carryforwards are not subject to limitations under Section 382 of the Internal Revenue Code, which imposes a limitation on a corporation's ability to utilize net operating losses if it experiences an ownership change, as defined under the Internal Revenue Code. We have tax credit carryforwards of $6 million and $56 million for federal and state purposes, respectively, which will begin to expire in 2016.

Through our foreign operations, we have approximately $45 million in net operating loss carryforwards at December 31, 2012, attributed mainly to losses in France and Ireland. We evaluate our deferred tax assets, including net operating losses and tax credits, to determine if a valuation allowance is required. We assess whether a valuation allowance should be established or released based on the consideration of all available evidence using a "more likely than not" standard. In making such judgments, significant weight is given to evidence that can be objectively verified. At December 31, 2012, there are no valuation allowances on deferred tax assets.

Realization of the U.S. deferred tax assets is dependent upon the continued generation of sufficient taxable income prior to expiration of tax credits and loss carryforwards. Although realization is not assured, management believes it is more likely than not that the net carrying value of the U.S. deferred tax assets will be realized.

Cumulative undistributed earnings of foreign subsidiaries for which no deferred taxes have been provided approximated $1,978 million at December 31, 2012. Deferred income taxes on these earnings have not been provided as these amounts are considered to be permanent in duration. It is not practical to estimate the amount of tax that would be payable upon distribution of these earnings.

On July 9, 2008, Activision Blizzard entered into a Tax Sharing Agreement (the "Tax Sharing Agreement") with Vivendi. The Tax Sharing Agreement generally governs Activision Blizzard's and Vivendi's respective rights, responsibilities and obligations with respect to the ordinary course of business taxes. Currently, under the Tax Sharing Agreement, with certain exceptions, Activision Blizzard generally is responsible for the payment of U.S. and certain non-U.S. income taxes that are required to be paid to tax authorities on a stand-alone Activision Blizzard basis. In the event that Activision Blizzard joins Vivendi in the filing of a group tax return, Activision Blizzard will pay its share of the tax liability for such group tax return to Vivendi, and Vivendi will pay the tax liability for the entire group to the appropriate tax authority. Vivendi will indemnify Activision Blizzard for any tax liability imposed upon it due to Vivendi's failure to pay any group tax liability. Activision Blizzard will indemnify Vivendi for any tax liability imposed on Vivendi (or any of its subsidiaries) due to Activision Blizzard's failure to pay any taxes it owes under the Tax Sharing Agreement.

For periods prior to the Business Combination, Vivendi Games' income taxes were presented in the financial statements as if Vivendi Games were a stand-alone taxpayer even though Vivendi Games' operating results were included in the consolidated federal, certain foreign, and state and local income tax returns of Vivendi or Vivendi's subsidiaries. Based on the subsequent filing of these tax returns by Vivendi or Vivendi's subsidiaries, we determined that the amount paid by Vivendi Games was greater than the actual amount due (and settled) based upon filing of these returns for the year ended December 31, 2008. This difference between the amount paid and the actual amount due (and settled) represents a return of capital to Vivendi, which, in accordance with the terms of the Business Combination agreement, occurred immediately prior to the close of the Business Combination. This difference has resulted in no additional payment to Vivendi and no impact to our consolidated statement of cash flows for the years ended December 31, 2012, 2011, and 2010.

Vivendi Games results for the period January 1, 2008 through July 9, 2008 are included in the consolidated federal and certain foreign, state and local income tax returns filed by Vivendi or its affiliates while Vivendi Games results for the period July 10, 2008 through December 31, 2008 are included in the consolidated federal and certain foreign, state and local income tax returns filed by Activision Blizzard. Vivendi Games tax years 2005 through 2008 remain open to examination by the major taxing authorities. The Internal Revenue Service is currently examining Vivendi Games tax returns for the 2005 through 2008 tax years. Although the final resolution of the examination is uncertain, based on current information, in the opinion of the Company's management, the ultimate resolution of these matters will not have a material adverse effect on the Company's consolidated financial position, liquidity or results of operations.

Activision Blizzard's tax years 2008 through 2011 remain open to examination by the major taxing jurisdictions to which we are subject. The Internal Revenue Service is currently examining the Company's federal tax returns for the 2008 and 2009 tax years. The Company also has several state and non-U.S. audits pending. Although the final resolution of the Company's global tax disputes is uncertain, based on current information, in the opinion of the Company's management, the ultimate resolution of these matters will not have a material adverse effect on the Company's consolidated financial position, liquidity or results of operations. However, an unfavorable resolution of the Company's global tax disputes could have a material adverse effect on our business and results of operations in the period in which the matters are ultimately resolved.

As of December 31, 2012, we had approximately $207 million in total unrecognized tax benefits of which $206 million would affect our effective tax rate if recognized. A reconciliation of unrecognized tax benefits for the years ended December 31, 2012, 2011 and 2010 is as follows (amounts in millions):

	For the Years Ended December 31,		
	2012	2011	2010
Unrecognized tax benefits balance at January 1	$154	$132	$139
Gross increase for tax positions of prior years	3	4	—
Gross increase for tax positions of current year	59	65	21
Settlement with taxing authorities	(8)	—	(16)
Lapse of statute of limitations	(1)	(47)	(12)
Unrecognized tax benefits balance at December 31	$207	$154	$132

In addition, as of December 31, 2012 and 2011, we reflected $197 million and $146 million, respectively, of income tax liabilities as non-current liabilities because payment of cash or settlement is not anticipated within one year of the balance sheet date. These non-current income tax liabilities are recorded in "Other liabilities" in the consolidated balance sheets as of December 31, 2012 and 2011.

We recognize interest and penalties related to uncertain tax positions in "Income tax expense." As of December 31, 2012 and 2011, we had approximately $11 million and $12 million, respectively, of accrued interest and penalties related to uncertain tax positions. For the year ended December 31, 2012, we did not have any material interest expense and penalties related to uncertain tax positions. For the years ended December 31, 2011 and 2010, we recorded $1 million and $3 million, respectively, of interest expense related to uncertain tax positions.

Based on the current status with the IRS, there is insufficient information to identify any significant changes in unrecognized tax benefits in the next twelve months. However, the Company may recognize a benefit of up to approximately $10 million related to the settlement of tax audits and/or the expiration of statutes of limitations in the next twelve months.

Although the final resolution of the Company's global tax disputes, audits, or any particular issue with the applicable taxing authority is uncertain, based on current information, in the opinion of the Company's management, the ultimate resolution of these matters will not have a material adverse effect on the Company's consolidated financial position, liquidity or results of operations. However, any settlement or resolution of the Company's global tax disputes, audits, or any particular issue with the applicable taxing authority could have a material favorable or unfavorable effect on our business and results of operations in the period in which the matters are ultimately resolved.

16. Fair Value Measurements

Fair Value Measurements on a Recurring Basis

FASB literature regarding fair value measurements for financial and non-financial assets and liabilities establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires entities to maximize the use of "observable inputs" and minimize the use of "unobservable inputs." The three levels of inputs used to measure fair value are as follows:

- Level 1—Quoted prices in active markets for identical assets or liabilities.
- Level 2—Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets or liabilities in active markets or other inputs that are observable or can be corroborated by observable market data.
- Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The table below segregates all assets and liabilities that are measured at fair value on a recurring basis (which means they are so measured at least annually) into the most appropriate level within the fair value hierarchy based on the inputs used to determine the fair value at the measurement date (amounts in millions):

		Fair Value Measurements at December 31, 2012 Using			
	As of December 31, 2012	Quoted Prices in Active Markets for Identical Financial Instruments (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance Sheet Classification
Financial assets:					
Money market funds	$3,511	$3,511	$—	$—	Cash and cash equivalents
U.S. treasuries and government agency securities	387	387	—	—	Short-term investments
Corporate bonds	11	11	—	—	Short-term investments
ARS held through Morgan Stanley Smith Barney LLC	8	—	—	8	Long-term investments
Total financial assets at fair value	$3,917	$3,909	$—	$8	

	As of December 31, 2011	Fair Value Measurements at December 31, 2011 Using Quoted Prices in Active Markets for Identical Financial Instruments (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance Sheet Classification
Financial assets:					
Money market funds	$2,869	$2,869	$—	$—	Cash and cash equivalents
U.S. treasuries with original maturities of three months or less	2	2	—	—	Cash and cash equivalents
U.S. treasuries and government agency securities	344	344	—	—	Short-term investments
ARS held through Morgan Stanley Smith Barney LLC	16	—	—	16	Long-term investments
Total financial assets at fair value	$3,231	$3,215	$—	$16	

The following table provides a reconciliation of the beginning and ending balances of our financial assets and financial liabilities classified as Level 3 by major categories (amounts in millions) at December 31, 2012 and 2011:

	Level 3 ARS (a)	Total financial assets at fair value
Balance at January 1, 2011	$23	$23
Total unrealized gains included in other comprehensive income	3	3
Settlements	(10)	(10)
Balance at December 31, 2011	$16	$16
Total unrealized gains included in other comprehensive income	2	2
Settlements	(10)	(10)
Balance at December 31, 2012	$8	$8

(a) Fair value measurements have been estimated using an income-approach model (specifically, discounted cash-flow analysis). When estimating the fair value, we consider both observable market data and non-observable factors, including credit quality, duration, insurance wraps, collateral composition, maximum rate formulas, comparable trading instruments, and the likelihood of redemption. Significant assumptions used in the analysis include estimates for interest rates, spreads, cash flow timing and amounts, and holding periods of the securities. Assets measured at fair value using significant unobservable inputs (Level 3) represent less than 1% of our financial assets measured at fair value on a recurring basis at December 31, 2012.

Foreign Currency Forward Contracts Not Designated as Hedges

We transact business in various currencies other than the U.S. dollar and have significant international sales and expenses denominated in currencies other than the U.S. dollar, subjecting us to currency exchange rate risks. To mitigate our risk from foreign currency fluctuations we periodically enter into currency derivative contracts, principally swaps and forward contracts with maturities of twelve months or less, with Vivendi as our principal counterparty. We do not hold or purchase any foreign currency contracts for trading or speculative purposes and we do not designate these forward contracts or swaps as hedging instruments. Accordingly, we report the fair value of these contracts in the consolidated balance sheet within "Other current assets" or "Other current liabilities" and with changes in fair value recorded in the consolidated statement of operations within "Investment and other income (expense), net" and "General and administrative expense." The fair value of foreign currency contracts is estimated based on the prevailing exchange rates of the various hedged currencies as of the end of the period and was not material as of December 31, 2012 and 2011.

Fair Value Measurements on a Non-Recurring Basis

We measure the fair value of certain assets on a non-recurring basis, generally annually or when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

During our annual impairment review of goodwill performed as of December 31, 2011, we identified and recorded an impairment of $12 million in our Distribution segment. The decrease in fair value of the reporting unit was primarily due to the decrease of forecasted revenue from our Distribution segment in view of the industry trend towards digital distribution. No impairments of goodwill were recorded for the years ended December 31, 2012 and 2010.

In accordance with the provisions of the impairment of long-lived assets subsections of ASC Subtopic 360-10, intangible assets were written down to their fair value during in the quarter ended December 31, 2010 within our Activision operating segment. The write down resulted in impairment charges of $67 million, $9 million and $250 million to license agreements, game engines and internally developed franchises intangible assets, respectively (see Note 11 of the notes to the Consolidated Financial Statements for details).

The tables below present intangible assets that were measured at fair value on a non-recurring basis at December 31, 2011 (amounts in millions):

		Fair Value Measurements at December 31, 2011 Using			
	As of December 31, 2011	Quoted Prices in Active Markets for Identical Financial Instruments (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Losses
Non-financial assets:					
Goodwill	$7,111	$—	$—	$7,111	$12
Total non-financial assets at fair value	$7,111	$—	$—	$7,111	$12

17. Commitments and Contingencies

Credit Facilities

At December 31, 2012 and 2011, we maintained a $15 million irrevocable standby letter of credit. The standby letter of credit is required by one of our inventory manufacturers so that we can qualify for certain payment terms on our inventory purchases. Under the terms of this arrangement, we are required to maintain on deposit with the bank a compensating balance, restricted as to use, of not less than the sum of the available amount of the letter of credit plus the aggregate amount of any drawings under the letter of credit that have been honored thereunder, but not reimbursed. The letter of credit was undrawn at December 31, 2012 and 2011.

At December 31, 2012 and 2011, our subsidiary located in Europe maintained an irrevocable standby letter of credit of EUR 5 million ($7 million) and EUR 5 million ($7 million), respectively. This standby letter of credit is required by one of our inventory manufacturers so that we can qualify for certain payment terms on our inventory purchases. There were no amounts outstanding at December 31, 2012 and 2011.

Commitments

In the normal course of business, we enter into contractual arrangements with third parties for non-cancelable operating lease agreements for our offices, for the development of products and for the rights to intellectual property. Under these agreements, we commit to provide specified payments to a lessor, developer or intellectual property holder, as the case may be, based upon contractual arrangements. The payments to third-party developers are generally conditioned upon the achievement by the developers of contractually specified development milestones. Further, these payments to third-party developers and intellectual property holders typically are deemed to be advances and, as such, are recoupable against future royalties earned by the developer or intellectual property holder based on the sale of the related game. Additionally, in connection with certain intellectual property rights acquisitions and development agreements, we will commit to spend specified amounts for marketing support for the game(s) which is to be developed or in which the intellectual property will be utilized. Assuming all contractual provisions are met, the total future minimum commitments for these and other contractual arrangements in place at December 31, 2012 are scheduled to be paid as follows (amounts in millions):

	Contractual Obligations(1)			
	Facility and Equipment Leases	Developer and Intellectual Properties	Marketing	Total
For the years ending December 31,				
2013	$33	$119	$58	$210
2014	31	5	51	87
2015	22	1	—	23
2016	18	—	6	24
2017	17	—	6	23
Thereafter	52	3	—	55
Total	$173	$128	$121	$422

(1) We have omitted uncertain tax liabilities from this table due to the inherent uncertainty regarding the timing of potential issue resolution. Specifically, either (a) the underlying positions have not been fully developed under audit to quantify at this time or, (b) the years relating to the issues for certain jurisdictions are not currently under audit. At December 31, 2012, we had $207 million of unrecognized tax benefits, of which $197 million was included in "Other Liabilities" and $10 million was included in "Accrued Expenses and Other Liabilities" in the consolidated balance sheets.

Legal Proceedings

The Company is subject to various legal proceedings and claims. FASB Accounting Standards Codification (ASC) Topic 450 governs the disclosure of loss contingencies and accrual of loss contingencies in respect of litigation and other claims. The Company records an accrual for a potential loss when it is probable that a loss will occur and the amount of the loss can be reasonably estimated. When the reasonable estimate of the potential loss is within a range of amounts, the minimum of the range of potential loss is accrued, unless a higher amount within the range is a better estimate than any other amount within the range. Moreover, even if an accrual is not required, the Company provides additional disclosure related to litigation and other claims when it is reasonably possible (*i.e.*, more than remote) that the outcomes of such litigation and other claims include potential material adverse impacts on the Company.

The outcomes of legal proceedings and other claims are subject to significant uncertainties, many of which are outside the Company's control. There is significant judgment required in the analysis of these matters, including the probability determination and whether a potential exposure can be reasonably estimated. In making these determinations, the Company, in consultation with outside counsel, examines the relevant facts and circumstances on a quarterly basis assuming, as applicable, a combination of settlement and litigated outcomes and strategies. Moreover, legal matters are inherently unpredictable and the timing of development of factors on which reasonable judgments and estimates can be based can be slow. As such, there can be no assurance that the final outcome of any legal matter will not materially and adversely affect our business, financial condition, results of operations, or liquidity.

In prior periods, the Company reported on litigation involving former employees at Infinity Ward, as well as Electronic Arts, Inc. As previously disclosed, all parties to these litigation matters reached a settlement of the disputes on May 31, 2012.

We are party to routine claims, suits, investigations, audits and other proceedings arising from the ordinary course of business, including with respect to intellectual property rights, contractual claims, labor and employment matters, regulatory matters, tax matters, unclaimed property matters, compliance matters, and collection matters. In the opinion of management, after consultation with legal counsel, such routine claims and lawsuits are not significant and we do not expect them to have a material adverse effect on our business, financial condition, results of operations, or liquidity.

18. Stock-Based Compensation

Activision Blizzard Equity Incentive Plans

The Activision Blizzard Inc. 2008 Incentive Plan was adopted by our Board on July 28, 2008, approved by our stockholders and amended and restated by our Board on September 24, 2008, further amended and restated by our Board with stockholder approval on June 3, 2009, further amended and restated by the Compensation Committee of our Board with stockholder approval on December 17, 2009, further amended and restated by our Board with shareholder approval on June 3, 2010, and further amended and restated by our Board with shareholder approval on June 7, 2012 (as so amended and restated, the "2008 Plan"). The 2008 Plan authorizes the Compensation Committee of our Board of Directors to provide stock-based compensation in the form of stock options, share appreciation rights, restricted stock, restricted stock units, performance shares, performance units and other performance- or value-based awards structured by the Compensation Committee within parameters set forth in the 2008 Plan, including custom awards that are denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, shares of our common stock, or factors that may influence the value of our common stock or that are valued based on our performance or the performance of any of our subsidiaries or business units or other factors designated by the Compensation Committee, as well as incentive bonuses, for the purpose of providing incentives and rewards for performance to the directors, officers, and employees of, and consultants to, Activision Blizzard and its subsidiaries.

While the Compensation Committee has broad discretion to create equity incentives, our stock-based compensation program for the most part currently utilizes a combination of options and restricted stock units. Options have time-based vesting schedules, generally vesting annually over a period of three to five years, and all options expire ten years from the grant date. Restricted stock units either have time-based vesting schedules, generally vesting in their entirety on the third anniversary of the date of grant, or vesting annually over a period of three to five years, or vest only if certain performance measures are met. In addition, under the terms of the 2008 Plan, the exercise price for the options must be equal to or greater than the closing price per share of our common stock on the date the award is granted, as reported on NASDAQ.

At December 31, 2012, 39 million shares of our common stock were available for issuance under the 2008 Plan. The number of shares of our common stock reserved for issuance under the 2008 Plan may be further increased from time to time by: (i) the number of shares relating to awards outstanding under any prior stock compensation plans that: (a) expire, or are forfeited, terminated or cancelled, without the issuance of shares; (b) are settled in cash in lieu of shares; or (c) are exchanged, prior to the issuance of shares of our common stock, for awards not involving our common stock; and (ii) if the exercise price of any option outstanding under any prior plan is, or the tax withholding requirements with respect to any award outstanding under any prior plan are, satisfied by withholding shares otherwise then deliverable in respect of the award or the actual or constructive transfer to the Company of shares already owned, the number of shares equal to the withheld or transferred shares. At December 31, 2012, we had approximately 51 million shares of our common stock reserved for future issuance under the 2008 Plan. Shares issued in connection with awards made under the 2008 Plan are generally issued as new stock issuances.

Method and Assumptions on Valuation of Stock Options

Our employee stock options have features that differentiate them from exchange-traded options. These features include lack of transferability, early exercise, vesting restrictions, pre- and post-vesting termination provisions, blackout dates, and time-varying inputs. In addition, some of the options have non-traditional features, such as accelerated vesting upon the satisfaction of certain performance conditions that must be reflected in the valuation. A binomial-lattice model was selected because it is better able to explicitly address these features than closed-form models such as the Black-Scholes model, and is able to reflect expected future changes in model inputs, including changes in volatility, during the option's contractual term.

We have estimated expected future changes in model inputs during the option's contractual term. The inputs required by our binomial-lattice model include expected volatility, risk-free interest rate, risk-adjusted stock return, dividend yield, contractual term, and vesting schedule, as well as measures of employees' exercise and post-vesting termination behavior. Statistical methods were used to estimate employee rank specific termination rates. These termination rates, in turn, were used to model the number of options that are expected to vest and post-vesting termination behavior. An exercise multiple based on a stock to strike price ratio was used to reflect the employee exercise behavior pattern.

The following tables present the weighted-average assumptions and the weighted-average fair value at grant date using the binomial-lattice model:

	Employee and director options		
	For the Year Ended December 31, 2012	For the Year Ended December 31, 2011	For the Year Ended December 31, 2010
Expected life (in years)	7.05	6.58	5.79
Risk free interest rate	1.12%	1.91%	2.97%
Volatility	40.76%	43.50%	46.20%
Dividend yield	1.65%	1.34%	1.33%
Weighted-average fair value at grant date	$3.47	$4.17	$3.98

To estimate volatility for the binomial-lattice model, we use methods that consider the implied volatility method based upon the volatilities for exchange-traded options on our stock to estimate short-term volatility, the historical method (annualized standard deviation of the instantaneous returns on Activision Blizzard's stock) during the option's contractual term to estimate long-term volatility, and a statistical model to estimate the transition or "mean reversion" from short-term volatility to long-term volatility. Based on these methods, for options granted during the year ended December 31, 2012, the expected stock price volatility ranged from 29.70% to 42.70%.

As is the case for volatility, the risk-free rate is assumed to change during the option's contractual term. Consistent with the calculation required by a binomial-lattice model, the risk-free rate reflects the interest from one time period to the next ("forward rate") as opposed to the interest rate from the grant date to the given time period ("spot rate"). The expected dividend yield assumption for options granted during the year ended December 31, 2012 is based on the Company's historical and expected future amount of dividend payouts.

The expected life of employee stock options represents the weighted-average period the stock options are expected to remain outstanding and is an output from the binomial-lattice model. The expected life of employee stock options depends on all of the underlying assumptions and calibration of our model. A binomial-lattice model can be viewed as assuming that employees will exercise their options when the stock price equals or exceeds an exercise multiples, of which the multiple is based on historical employee exercise behaviors.

As stock-based compensation expense recognized in the consolidated statement of operations for the years ended December 31, 2012, 2011, and 2010 is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Forfeitures were estimated based on historical experience.

Accuracy of Fair Value Estimates

We developed the assumptions used in the binomial-lattice model, including model inputs and measures of employees' exercise and post-vesting termination behavior. Our ability to accurately estimate the fair value of stock-based payment awards at the grant date depends upon the accuracy of the model and our ability to accurately forecast model inputs as long as ten years into the future. These inputs include, but are not limited to, expected stock price volatility, risk-free rate, dividend yield, and employee termination rates. Although the fair value of employee stock options is determined using an option-pricing model, the estimates that are produced by this model may not be indicative of the fair value observed between a willing buyer and a willing seller. Unfortunately, it is difficult to determine if this is the case, as markets do not currently exist that permit the active trading of employee stock option and other stock-based instruments.

Stock Option Activities

Stock option activities for the year ended December 31, 2012 are as follows (amounts in millions, except number of shares, which are in thousands, and per share amounts):

	Shares	Weighted-average exercise price	Weighted-average remaining contractual term	Aggregate intrinsic value
Outstanding stock options at December 31, 2011	53,162	$11.12		
Granted	4,296	10.95		
Exercised	(4,790)	6.91		
Forfeited	(423)	12.35		
Expired	(497)	14.86		
Outstanding stock options at December 31, 2012	51,748	11.45	6.06	$37
Vested and expected to vest at December 31, 2012	50,553	$11.44	5.52	$37
Exercisable at December 31, 2012	39,473	$11.36	5.35	$37

The aggregate intrinsic value in the table above represents the total pretax intrinsic value (*i.e.*, the difference between our closing stock price on the last trading day of the period and the exercise price, multiplied by the number of options where the exercise price is below the closing stock price) that would have been received by the option holders had all option holders exercised their options on that date. This amount changes as it is based on the fair market value of our stock. Total intrinsic value of options exercised was $25 million, $47 million and $104 million for the years ended December 31, 2012, 2011 and 2010, respectively. Total grant date fair value of options vested was $47 million, $57 million and $114 million for the years ended December 31, 2012, 2011 and 2010, respectively.

At December 31, 2012, $22 million of total unrecognized compensation cost related to stock options is expected to be recognized over a weighted-average period of 1.4 years.

Income tax benefit from stock option exercises was $20 million, $28 million and $36 million for the years ended December 31, 2012, 2011 and 2010, respectively.

Restricted Stock Units and Restricted Stock Awards Activities

We grant restricted stock units, which represent the right to receive shares of our common stock, and restricted stock awards, which are issued and outstanding upon grant but subject to the risk of forfeiture (collectively referred to as "restricted stock rights"), under the 2008 Plan to employees around the world, and we have assumed as a result of the Business Combination the restricted stock rights granted by Activision, Inc. Vesting for restricted stock rights is contingent upon the holders' continued employment with us and may be subject to other conditions (which may include the satisfaction of a performance measure). If the vesting conditions are not met, unvested restricted stock rights will be forfeited. Holders of restricted stock are restricted from selling the shares until they vest. Upon vesting of restricted stock rights, we may withhold shares otherwise deliverable to satisfy tax withholding requirements.

In connection with the consummation of the Business Combination, on July 9, 2008, Robert A. Kotick, our Chief Executive Officer, received a grant of 2,500,000 market performance-based restricted shares, which vested in 20% increments on each of the first, second, third, and fourth anniversaries of the date of grant, with another 20% vesting on December 31, 2012, the expiration date of Mr. Kotick's employment agreement with the Company, in each case subject to the Company attaining the specified compound annual total shareholder return target for that vesting period. If the Company did not achieve the market performance measure for a vesting period, no performance shares would vest for that vesting period. If, however, the Company achieved the market performance measure for a subsequent vesting period, then all of the performance shares that would have vested on the previous vesting date would vest on the vesting date when the market performance measure was achieved. As of December 31, 2012, the market performance measure was not achieved and all of the market performance-based restricted shares granted to Mr. Kotick were forfeited.

The following table summarizes our restricted stock rights activity for the year ended December 31, 2012 (amounts in thousands except per share amounts):

	Restricted Stock Rights	Weighted-Average Grant Date Fair Value
Unvested restricted stock rights balance at December 31, 2011	17,139	$12.28
Granted	15,498	11.81
Vested	(3,554)	12.32
Forfeited	(3,478)	14.16
Unvested restricted stock rights balance at December 31, 2012	25,605	12.29

At December 31, 2012, approximately $112 million of total unrecognized compensation cost was related to restricted stock rights, which is expected to be recognized over a weighted-average period of 1.73 years. Of the total unrecognized compensation cost, $37 million was related to performance- vesting restricted stock rights, which is expected to be recognized over a weighted-average period of 1.71 years. Total grant date fair value of vested restricted stock rights was $45 million, $37 million and $40 million for the years ended December 31, 2012, 2011 and 2010, respectively.

Stock-Based Compensation Expense

The following table sets forth the total stock-based compensation expense included in our consolidated statements of operations for the years ended December 31, 2012, 2011, and 2010 (amounts in millions):

	For the Years Ended December 31,		
	2012	2011	2010
Cost of sales—software royalties and amortization	$9	$10	$65
Product development	20	40	12
Sales and marketing	8	6	8
General and administrative	89	47	46
Stock-based compensation expense before income taxes	126	103	131
Income tax benefit	(46)	(38)	(51)
Total stock-based compensation expense, net of income tax benefit	$80	$65	$80

The following table summarizes stock-based compensation included in our consolidated balance sheets as a component of "Software development" (amounts in millions):

	Software Development
Balance at December 31, 2009	$54
Stock-based compensation expense capitalized and deferred during period	63
Amortization of capitalized and deferred stock-based compensation expense	(97)
Balance at December 31, 2010	$20
Stock-based compensation expense capitalized and deferred during period	27
Amortization of capitalized and deferred stock-based compensation expense	(37)
Balance at December 31, 2011	$10
Stock-based compensation expense capitalized and deferred during period	27
Amortization of capitalized and deferred stock-based compensation expense	(18)
Balance at December 31, 2012	$19

19. Capital transactions

Repurchase Program

On February 2, 2012, our Board of Directors authorized a stock repurchase program ("the 2012 Stock Repurchase Program") under which we may repurchase up to $1 billion of our common stock, on terms and conditions to be determined by the Company, during the period between April 1, 2012 and the earlier of March 31, 2013 and a determination by the Board of Directors to discontinue the repurchase program. During the year ended December 31, 2012, we repurchased 4 million shares of our common stock for $54 million pursuant to the 2012 Stock Repurchase Program. For the year ended December 31, 2012, we repurchased in total 26 million shares of our common stock for an aggregate purchase price of $315 million pursuant to stock repurchase plans authorized in 2011 and 2012.

On February 3, 2011, our Board of Directors authorized a stock repurchase program (the "2011 Stock Repurchase Program") under which we were authorized to repurchase up to $1.5 billion of our common stock. During the year ended December 31, 2011, we repurchased 59 million shares of our common stock for $670 million pursuant to the 2011 Stock Repurchase Program. Additionally, in January 2012, we settled the purchase of 1 million shares of our common stock that we had committed to repurchase in December 2011 pursuant to this program for $12 million. The 2011 Stock Repurchase Program expired on March 31, 2012.

On February 10, 2010, our Board of Directors authorized a stock repurchase program (the "2010 Stock Repurchase Program") under which we were authorized to repurchase up to $1 billion of our common stock. During the year ended December 31, 2010, we repurchased 84 million shares of our common stock for $944 million pursuant to the 2010 Stock Repurchase Program. In January 2011, we settled a $22 million purchase of 1.8 million shares of our common stock that we had agreed to repurchase in December 2010 pursuant to the 2010 Stock Repurchase Program. The 2010 Stock Repurchase Program expired on December 31, 2010.

On October 30, 2008, our Board of Directors authorized a stock repurchase program (the "2008-2009 Stock Repurchase Program") under which we were authorized to repurchase up to $1 billion of our common stock. On July 31, 2009, our Board of Directors authorized an increase of $250 million to the 2008-2009 Stock Repurchase Program bringing the total authorization to $1.25 billion. During 2009, we repurchased 101 million shares of our common stock for an aggregate purchase price of $1,109 million pursuant to the 2008-2009 Stock Repurchase Program. In January 2010, we settled a $15 million purchase of 1.3 million shares of our common stock that we had agreed to repurchase in December 2009 pursuant to the 2008-2009 Stock Repurchase Program, completing that program.

Dividend

On February 7, 2013, our Board of Directors declared a cash dividend of $0.19 per common share payable on May 15, 2013 to shareholders of record at the close of business on March 20, 2013.

On February 9, 2012, our Board of Directors declared a cash dividend of $0.18 per common share payable on May 16, 2012 to shareholders of record at the close of business on March 21, 2012. On May 16, 2012, we made an aggregate cash dividend payment of $201 million to such shareholders. On June 1, 2012, the Company made dividend equivalent payments of $3 million related to that cash dividend to the holders of restricted stock units.

On February 9, 2011, our Board of Directors declared a cash dividend of $0.165 per common share payable on May 11, 2011 to shareholders of record at the close of business on March 16, 2011. On May 11, 2011, we made an aggregate cash dividend payment of $192 million to such shareholders. On August 12, 2011, the Company made dividend equivalent payments of $2 million related to that cash dividend to the holders of restricted stock units.

On February 10, 2010, Activision Blizzard's Board of Directors declared a cash dividend of $0.15 per common share payable on April 2, 2010 to shareholders of record at the close of business on February 22, 2010. On April 2, 2010, we made an aggregate cash dividend payment of $187 million to such shareholders. On October 22, 2010, the Company made dividend equivalent payments of $2 million related to that cash dividend to the holders of restricted stock units.

20. Accumulated Other Comprehensive Income (Loss)

The components of accumulated other comprehensive income (loss) at December 31, 2012 and 2011 were as follows (amounts in millions):

	At December 31, 2012	At December 31, 2011
Foreign currency translation adjustment	$(26)	$(72)
Unrealized depreciation on investments, net of deferred income taxes	—	—
Accumulated other comprehensive loss	$(26)	$(72)

Income taxes were not provided for foreign currency translation items as these are considered indefinite investments in non-U.S. subsidiaries.

21. Supplemental Cash Flow Information

Supplemental cash flow information is as follows (amounts in millions):

	For the Years Ended December 31,		
	2012	2011	2010
Supplemental cash flow information:			
Cash paid for income taxes	$159	$317	$255
Cash paid for interest	2	4	2

22. Related Party Transactions

Treasury

Our foreign currency risk management program seeks to reduce risks arising from foreign currency fluctuations. We use derivative financial instruments, primarily currency forward contracts and swaps, with Vivendi as our principal counterparty. The gross notional amount of outstanding foreign exchange swaps was $355 million and $85 million at December 31, 2012 and 2011, respectively. A pretax net unrealized loss of less than $1 million, $1 million and pretax gain of less than $1 million for the years ended December 31, 2012, 2011 and 2010, respectively, resulted from the foreign exchange contracts and swaps with Vivendi and were recognized in the consolidated statements of operations within "General and administrative expenses." A pretax realized gain of $5 million, a pretax loss of less than $1 million and $9 million were recognized in "General and administrative expenses" at December 31, 2012 and 2011 and 2010, respectively; a pretax realized gain of $2 million, loss of $7 million and loss of $2 million were recognized in "Investment and other income, net" at December 31, 2012 2011, and 2010, respectively.

Others

Activision Blizzard has entered into various transactions and agreements, including cash management services, investor agreement, tax sharing agreement, and music royalty agreements with Vivendi and its subsidiaries and affiliates. Effective July 23, 2010, we terminated our unsecured credit agreement with Vivendi, the lender, which provided for a revolving credit facility of up to $475 million. None of these services, transactions and agreements with Vivendi and its subsidiaries and affiliates is material either individually or in the aggregate to the consolidated financial statements as a whole.

In addition, we are party to a number of agreements with Universal Music Group, a wholly owned subsidiary of Vivendi, and its affiliates. These agreements pertain to the licensing of master recordings and compositions for our games and for marketing and promotional purposes. We expensed and paid an aggregate of $2 million, $5 million and $12 million in royalties and other fees (including fees relating to the marketing of artists whose music was licensed for our games) to Universal Music Group and its affiliates for those uses during the years ended December 31, 2012, 2011 and 2010, respectively. Royalty amounts due to Universal Music Group and its affiliates are not material at December 31, 2012, 2011 and 2010.

23. Recently Issued Accounting Pronouncements

Indefinite-lived intangible assets impairment

In July 2012, the FASB issued an update to the authoritative guidance related to testing indefinite-lived intangible assets for impairment. This update gives an entity the option to first consider certain qualitative factors to determine whether the existence of events and circumstances indicates that it is more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying amount as a basis for determining whether it is necessary to perform the quantitative impairment test. This update is effective for the indefinite-lived intangible asset impairment test performed for fiscal years beginning after September 15, 2012. Early adoption is permitted. The adoption of this guidance does not have a material impact on our consolidated financial statements.

Balance sheet offsetting disclosures

In December 2011, the FASB issued authoritative guidance on the disclosure of financial instruments and derivative instruments that are either offset or subject to an enforceable master netting arrangement or similar agreement and should be applied retrospectively for all comparative periods presented for annual periods beginning on or after January 1, 2013 and interim periods within those annual periods. The adoption of this guidance does not have a material impact on our consolidated financial statements.

Reclassification of accumulated other comprehensive loss

In February 2013, the FASB issued an accounting standards update requiring new disclosures about reclassifications from accumulated other comprehensive loss to net income. These disclosures may be presented on the face of the statements or in the notes to the consolidated financial statements. The standards update is effective for fiscal years beginning after December 15, 2012. The adoption of this guidance does not have a material impact on our consolidated financial statements.

24. Subsequent events

Cash Dividend. On February 7, 2013, our Board of Directors declared a cash dividend of $0.19 per common share payable on May 15, 2013 to shareholders of record at the close of business on March 20, 2013.

25. Quarterly Financial and Market Information (Unaudited)

	For the Quarters Ended			
	December 31, 2012	September 30, 2012	June 30, 2012	March 31, 2012
	(Amounts in millions, except per share data)			
Net revenues	$1,768	$841	$1,075	$1,172
Cost of sales	682	237	377	364
Operating income	484	227	227	513
Net income	354	226	185	384
Basic earnings per share	0.31	0.20	0.16	0.34
Diluted earnings per share	0.31	0.20	0.16	0.33

	For the Quarters Ended			
	December 31, 2011	September 30, 2011	June 30, 2011	March 31, 2011
	(Amounts in millions, except per share data)			
Net revenues	$1,407	$754	$1,146	$1,449
Cost of sales	729	241	346	455
Operating income	25	162	467	674
Net income	99	148	335	503
Basic earnings per share	0.09	0.13	0.29	0.42
Diluted earnings per share	0.08	0.13	0.29	0.42

MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information and Holders

Our common stock is quoted on the NASDAQ National Market under the symbol "ATVI."

The following table sets forth, for the periods indicated, the high and low reported sale prices for our common stock. At February 15, 2013, there were 1,801 holders of record of our common stock.

	High	Low
2011		
First Quarter Ended March 31, 2011	$12.64	$10.40
Second Quarter Ended June 30, 2011	12.06	10.85
Third Quarter Ended September 30, 2011	12.30	10.40
Fourth Quarter Ended December 31, 2011	14.40	11.60
2012		
First Quarter Ended March 31, 2012	$12.95	$11.54
Second Quarter Ended June 30, 2012	13.00	11.32
Third Quarter Ended September 30, 2012	12.57	11.00
Fourth Quarter Ended December 31, 2012	11.74	10.45

Stock Performance Graph

This performance graph shall not be deemed "filed" for purposes of Section 18 of the Exchange Act or otherwise subject to the liabilities under that Section, and shall not be deemed to be incorporated by reference into any filing of Activision Blizzard Inc. under the Exchange Act or the Securities Act of 1933, as amended.

The graph below matches the cumulative 69-month total return of holders of our common stock with the cumulative total returns of the NASDAQ Composite index and the RDG Technology Composite index. The graph assumes that the value of the investment in our common stock and in each of the indexes (including reinvestment of dividends) was $100 on March 31, 2007 (the end of the Company's 2007 fiscal year) and tracks each such investment through December 31, 2012.

For periods prior to July 9, 2008, before the Business Combination, the share price information for the Company is for Activision, Inc. In connection with the Business Combination, Activision, Inc. changed its name to Activision Blizzard, Inc. and changed its fiscal year end from March 31 to December 31.

COMPARISON OF 69 MONTH CUMULATIVE TOTAL RETURN*

Among Activision Blizzard, Inc., the NASDAQ Composite Index,

and the RDG Technology Composite Index



$160
$140
$120
$100
$80
$60
$40
$20
$0
3/31/07
3/31/08
12/31/08
12/31/09
12/31/10
12/31/11
12/31/12
Activision Blizzard, Inc.
NASDAQ Composite
RDG Technology Composite

---

* $100 invested on 3/31/07 in stock or index, including reinvestment of dividends.

Fiscal year ending December 31.

	3/07	3/08	12/08	12/09	12/10	12/11	12/12
Activision Blizzard, Inc.	**100.00**	**144.19**	**91.24**	**117.32**	**133.18**	**133.89**	**117.08**
NASDAQ Composite	**100.00**	**94.95**	**66.85**	**93.14**	**110.20**	**111.69**	**125.45**
RDG Technology Composite	**100.00**	**97.34**	**65.49**	**105.37**	**118.70**	**118.74**	**135.56**

The stock price performance included in this graph is not necessarily indicative of future stock price performance.

Cash Dividends

On February 7, 2013, our Board of Directors declared a cash dividend of $0.19 per common share payable on May 15, 2013 to shareholders of record at the close of business on March 20, 2013.

On February 9, 2012, our Board of Directors declared a cash dividend of $0.18 per common share payable on May 16, 2012 to shareholders of record at the close of business on March 21, 2012. On May 16, 2012, we made an aggregate cash dividend payment of $201 million to such shareholders. On June 1, 2012, the Company made dividend equivalent payments of $3 million related to that cash dividend to the holders of restricted stock units.

On February 9, 2011, our Board of Directors declared a cash dividend of $0.165 per common share payable on May 11, 2011 to shareholders of record at the close of business on March 16, 2011. On May 11, 2011, we made an aggregate cash dividend payment of $192 million to such shareholders. On August 12, 2011, the Company made dividend equivalent payments of $2 million related to that cash dividend to the holders of restricted stock units.

On February 10, 2010, our Board of Directors declared a cash dividend of $0.15 per common share payable on April 2, 2010 to shareholders of record at the close of business on February 22, 2010. On April 2, 2010, we made an aggregate cash dividend payment of $187 million to such shareholders. Additionally, on October 22, 2010, the Company made dividend equivalent payments of $2 million related to that cash dividend to the holders of restricted stock units.

Future dividends will depend upon our earnings, financial condition, cash requirements, future prospects, and other factors deemed relevant by our Board of Directors. There can be no assurances that dividends will be declared in the future.

Return of capital to Vivendi related to settlement of pre-Business Combination Taxes

Prior to the Business Combination in 2008, Vivendi Games' income taxes were presented in the financial statements as if Vivendi Games were a stand-alone taxpayer even though Vivendi Games' operating results were included in the consolidated federal, certain foreign, and state and local income tax returns of Vivendi or Vivendi's subsidiaries. Based on the subsequent filing of these tax returns by Vivendi or Vivendi's subsidiaries, we determined that the amount paid by Vivendi Games was greater than the actual amount due (and settled) based upon filing of these returns. This difference between the amount paid and the actual amount due (and settled) represents a return of capital to Vivendi which, in accordance with the terms of the Business Combination agreement, occurred immediately prior to the close of the Business Combination.

10b5-1 Stock Trading Plans

The Company's directors and employees may, at a time they are not in possession of material non-public information, enter into plans ("Rule 10b5-1 Plans") to purchase or sell shares of our common stock that satisfy the requirements of Exchange Act Rule 10b5-1. Rule 10b5-1 permits trading on a pre-arranged, "automatic-pilot" basis, subject to certain conditions, including that the person for whom the plan is created (or anyone else aware of material non-public information acting on such person's behalf) not exercise any subsequent influence regarding the amount, price and dates of transactions under the plan. In addition, any such plan of the Company's directors and employees is required to be established and maintained in accordance with the Company's "Policy on Establishing and Maintaining 10b5-1 Trading Plans."

Rule 10b-5-1 Plans permit persons whose ability to purchase or sell our common stock may otherwise be substantially restricted (by quarterly and special stock-trading blackouts and by their possession from time to time of material nonpublic information) to engage in pre-arranged trading. Trades under a Rule 10b5-1 Plan by our directors and employees are not necessarily indicative of their respective opinions of our current or potential future performance at the time of the trade. Trades by our directors and executive officers pursuant to a Rule 10b5-1 Plan will be disclosed publicly through Form 144 and Form 4 filings with the SEC, in accordance with applicable laws, rules and regulations.

Issuer Purchase of Equity Securities

On February 3, 2011, our Board of Directors approved a stock repurchase program (the "2011 Stock Repurchase Program") pursuant to which we were authorized to repurchase up to $1.5 billion of the Company's common stock from time to time on the open market or in private transactions, including structured or accelerated transactions, on terms and conditions to be determined by the Company. The 2011 Stock Repurchase Program expired on March 31, 2012.

On February 2, 2012, our Board of Directors authorized a stock repurchase program (the "2012 Stock Repurchase Program") pursuant to which we may repurchase up to $1 billion of the Company's common stock from time to time on the open market or in private transactions, including structured or accelerated transactions, on terms and conditions to be determined by the Company, during the period between April 1, 2012 and the earlier of March 31, 2013 and a determination by the Board of Directors to discontinue the repurchase program.

The following table provides the number of shares purchased and the average price paid per share during each quarter of 2012, the total number of shares purchased as part of our publicly announced share repurchase programs, and the approximate dollar value of shares that could still be purchased under our stock repurchase program as of the end of each relevant period.

Period	Total number of shares purchased(1)	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs	Approximate dollar value of shares that may yet be purchased under the plans or programs
January 1, 2012—March 31, 2012	21,606,635	$12.08	21,566,373(2)	$—
April 1, 2012—June 30, 2012	4,400,070	12.32	4,400,070(3)	945,772,518
July 1, 2012—September 30, 2012	—	—	—	945,772,518
October 1, 2012—October 31, 2012	—	—	—	945,772,518
November 1, 2012—November 30, 2012	—	—	—	945,772,518
December 1, 2012—December 31, 2012	—	—	—	945,772,518
Subtotal for the fourth quarter of 2012	—	—	—	
Total	26,006,705	$12.12	25,966,443	

(1) In addition to purchases under the 2011 Stock Repurchase Program and the 2012 Stock Repurchase Program, included in this column are transactions under the Company's equity compensation plans involving the delivery to the Company of an aggregate of 40,262 shares of our common stock, with an average value of $12.40 per share as of the date of delivery, to satisfy tax withholding obligations in connection with the vesting of restricted stock awards to our employees.

(2) These repurchases were made under the 2011 Stock Repurchase Program, which expired on March 31, 2012.

(3) These repurchases were made under the 2012 Stock Repurchase Program.

CAUTIONARY STATEMENT

This Annual Report contains, or incorporates by reference, certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements consist of any statement other than a recitation of historical fact and include, but are not limited to: (1) projections of revenues, expenses, income or loss, earnings or loss per share, cash flow or other financial items; (2) statements of our plans and objectives, including those relating to product releases; (3) statements of future financial or operating performance; and (4) statements of assumptions underlying such statements. Activision Blizzard, Inc. ("Activision Blizzard") generally uses words such as "outlook," "forecast," "will," "could," "should," "would," "to be," "plans," "believes," "may," "expects," "intends," "anticipates," "estimate," "future," "positioned," "potential," "project," "remain," "scheduled," "set to," "subject to," "upcoming" and other similar expressions to help identify forward-looking statements. Forward-looking statements are subject to business and economic risk, reflect management's current expectations, estimates and projections about our business, and are inherently uncertain and difficult to predict. Our actual results could differ materially from expectations stated in forward-looking statements. The forward-looking statements contained herein speak only at the date on which our Form 10-K was first filed. Some of the risk factors that could cause our actual results to differ from those stated in forward-looking statements can be found in "Risk Factors" included in Part I, Item 1A of our Annual Report on Form 10-K. The forward-looking statements contained herein are based upon information available to us as of the date of this Annual Report on Form 10-K and we assume no obligation to update any such forward-looking statements. Although these forward-looking statements are believed to be true when made, they may ultimately prove to be incorrect. These statements are not guarantees of our future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control and may cause actual results to differ materially from current expectations.

ACTIVISION BLIZZARD, INC. AND SUBSIDIARIES

FINANCIAL INFORMATION

For the Three Months Ended December 31, 2012 and 2011

(Amounts in millions)

	Three Months Ended					
	December 31, 2012		December 31, 2011		$ Increase	% Increase
	Amount	% of Total	Amount	% of Total	(Decrease)	(Decrease)
GAAP Net Revenues by Segment/Platform Mix						
Activision and Blizzard:						
Online subscriptions[1]	$ 285	16 %	$ 268	19 %	$ 17	6 %
PC and Other[5]	487	27	123	9	364	296
Sony PlayStation 3	259	15	262	19	(3)	(1)
Microsoft Xbox 360	314	18	300	21	14	5
Nintendo Wii and Wii U	183	10	166	12	17	10
Total console[2]	756	43	728	52	28	4
Sony PS Vita	18	1	3	---	15	500
Nintendo 3DS and DS	82	5	82	6	-	-
Total handheld	100	6	85	6	15	18
Total Activision and Blizzard	1,628	92	1,204	86	424	35
Distribution:						
Total Distribution	140	8	203	14	(63)	(31)
Total consolidated GAAP net revenues	1,768	100	1,407	100	361	26
Change in Deferred Net Revenues[3]						
Activision and Blizzard:						
Online subscriptions[1]	(8)		(18)			
PC and Other[5]	(89)		54			
Sony PlayStation 3	441		453			
Microsoft Xbox 360	467		483			
Nintendo Wii and Wii U	16		24			
Total console[2]	924		960			
Nintendo 3DS and DS	---		5			
Total changes in deferred net revenues	827		1,001			
Non-GAAP Net Revenues by Segment/Platform Mix						
Activision and Blizzard:						
Online subscriptions[1]	277	11	250	10	27	11
PC and Other[5]	398	15	177	7	221	125
Sony PlayStation 3	700	27	715	30	(15)	(2)
Microsoft Xbox 360	781	30	783	32	(2)	-
Nintendo Wii and Wii U	199	8	190	8	9	5
Total console[2]	1,680	65	1,688	70	(8)	-
Sony PS Vita	18	1	3	---	15	500
Nintendo 3DS and DS	82	3	87	4	(5)	(6)
Total handheld	100	4	90	4	10	11
Total Activision and Blizzard	2,455	95	2,205	91	250	11
Total Distribution	140	5	203	9	(63)	(31)
Total non-GAAP net revenues[4]	$ 2,595	100 %	$ 2,408	100 %	$ 187	8 %

[1] Revenue from online subscriptions consists of revenue from all *World of Warcraft* products, including subscriptions, boxed products, expansion packs, licensing royalties, and value-added services. It also includes revenues from *Call of Duty Elite* memberships.

[2] Downloadable content and their related revenues are included in each respective console platforms and total console.

[3] We provide net revenues including (in accordance with GAAP) and excluding (non-GAAP) the impact of changes in deferred net revenues.

[4] Total non-GAAP net revenues presented also represents our total operating segment net revenues.

[5] Other includes standalone sales of toys and accessories products from Skylanders franchise, mobile sales and other physical merchandise and accessories.

ACTIVISION BLIZZARD, INC. AND SUBSIDIARIES
SUPPLEMENTAL FINANCIAL INFORMATION
(Amounts in millions)

	Three Months Ended					Year over Year	Three Months Ended				Year over Year
	December 31, 2010	March 31, 2011	June 30, 2011	September 30, 2011	December 31, 2011	% Increase (Decrease)	March 31, 2012	June 30, 2012	September 30, 2012	December 31, 2012	% Increase (Decrease)
Cash Flow Data											
Operating Cash Flow	$ 993	$ 134	$ (78)	$ 46	$ 850	(14)%	$ 154	$ 93	$ 122	$ 976	15%
Capital Expenditures	21	4	14	29	25	19	8	17	21	27	8
Non-GAAP Free Cash Flow[1]	972	130	(92)	17	825	(15)	146	76	101	949	15
Operating Cash Flow – TTM	1,376	1,283	1,231	1,095	952	(31)	972	1,143	1,219	1,345	41
Capital Expenditures – TTM	97	89	76	68	72	(26)	76	79	71	73	1
Non-GAAP Free Cash Flow – TTM	$ 1,279	$ 1,194	$ 1,155	$ 1,027	$ 880	(31)%	$ 896	$ 1,064	$ 1,148	$ 1,272	45%

	Three Months Ended					Year over Year
	December 31, 2009	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010	% Increase (Decrease)
Cash Flow Data						
Operating Cash Flow	$ 813	$ 227	$ (26)	$ 182	$ 993	22%
Capital Expenditures	28	12	27	37	21	(25)
Non-GAAP Free Cash Flow[1]	785	215	(53)	145	972	24
Operating Cash Flow – TTM[2]	1,183	1,083	1,175	1,196	1,376	16
Capital Expenditures – TTM[2]	69	71	84	104	97	41
Non-GAAP Free Cash Flow – TTM[2]	$ 1,114	$ 1,012	$ 1,091	$ 1,092	$ 1,279	15%

1 Non-GAAP free cash flow represents operating cash flow minus capital expenditures (which includes payment for acquisition of intangible assets).

2 TTM represents trailing twelve months. Operating Cash Flow for the year ended December 31, 2009, three months ended September 30, 2009, three months ended June 30, 2009, and three months ended March 31, 2009 was $1,183 million, $161 million, $(181) million, and $327 million, respectively. Capital expenditures for the year ended December 31, 2009, three months ended September 30, 2009, three months ended June 30, 2009, and three months ended March 31, 2009 was $69 million, $17 million, $14 million, and $10 million, respectively.

ACTIVISION BLIZZARD, INC. AND SUBSIDIARIES
FINANCIAL INFORMATION
For the Three Months and Year Ended December 31, 2012 and 2011
(Amounts in millions)

	Year Ended					
	December 31, 2012		December 31, 2011		$ Increase	% Increase
	Amount	% of Total	Amount	% of Total	(Decrease)	(Decrease)
GAAP Net Revenues by Distribution Channel						
Retail channel	$ 3,013	62 %	$ 2,697	57 %	$ 316	12 %
Digital online channels[1]	1,537	32	1,640	34	(103)	(6)
Total Activision and Blizzard	4,550	94	4,337	91	213	5
Distribution	306	6	418	9	(112)	(27)
Total consolidated GAAP net revenues	4,856	100	4,755	100	101	2
Change in Deferred Net Revenues[2]						
Retail channel	69		(185)			
Digital online channels[1]	62		(81)			
Total changes in deferred net revenues	131		(266)			
Non-GAAP Net Revenues by Distribution Channel						
Retail channel	3,082	62	2,512	56	570	23
Digital online channels[1]	1,599	32	1,559	35	40	3
Total Activision and Blizzard	4,681	94	4,071	91	610	15
Distribution	306	6	418	9	(112)	(27)
Total non-GAAP net revenues [3]	$ 4,987	100 %	$ 4,489	100 %	$ 498	11 %

[1] Net revenues from digital online channel represent revenues from subscriptions and memberships, licensing royalties, value-added services, downloadable content, digitally distributed products, and wireless devices.

[2] We provide net revenues including (in accordance with GAAP) and excluding (non-GAAP) the impact of changes in deferred net revenues.

[3] Total non-GAAP net revenues presented also represents our total operating segment net revenues.

ACTIVISION BLIZZARD, INC. AND SUBSIDIARIES
RECONCILIATION OF GAAP NET INCOME TO NON-GAAP MEASURES
(Amounts in millions, except earnings per share data)

Year Ended December 31, 2012		Net Revenues	Cost of Sales - Product Costs	Cost of Sales - Online Subscriptions	Cost of Sales - Software Royalties and Amortization	Cost of Sales - Intellectual Property Licenses	Product Development	Sales and Marketing	General and Administrative	Total Costs and Expenses
GAAP Measurement		$ 4,856	$ 1,116	$ 263	$ 194	$ 89	$ 604	$ 578	$ 561	$ 3,405
Less: Net effect from deferral in net revenues and related cost of sales	(a)	131	-	1	36	3	-	-	-	40
Less: Stock-based compensation	(b)	-	-	-	(9)	-	(20)	(8)	(89)	(126)
Less: Amortization of intangible assets	(c)	-	-	-	-	(30)	-	-	-	(30)
Non-GAAP Measurement		$ 4,987	$ 1,116	$ 264	$ 221	$ 62	$ 584	$ 570	$ 472	$ 3,289

Year Ended December 31, 2012		Operating Income	Net Income	Basic Earnings per Share	Diluted Earnings per Share
GAAP Measurement		$ 1,451	$ 1,149	$ 1.01	$ 1.01
Less: Net effect from deferral in net revenues and related cost of sales	(a)	91	84	0.07	0.07
Less: Stock-based compensation	(b)	126	98	0.09	0.09
Less: Amortization of intangible assets	(c)	30	19	0.02	0.02
Non-GAAP Measurement		$ 1,698	$ 1,350	$ 1.19	$ 1.18

(a) Reflects the net change in deferred net revenues and related cost of sales.
(b) Includes expense related to stock-based compensation.
(c) Reflects amortization of intangible assets from purchase price accounting.

The company calculates earnings per share pursuant to the two-class method which requires the allocation of net income between common shareholders and participating security holders. Net income attributable to Activision Blizzard Inc. common shareholders used to calculate non-GAAP earnings per common share assuming dilution was $870 million and $1,322 million for the three months and year ended December 31, 2012 as compared to the total non-GAAP net income of $891 million and $1,350 million for the same periods, respectively.

The per share adjustments are presented as calculated, and the GAAP and non-GAAP earnings per share information is also presented as calculated. The sum of these measures, as presented, may differ due to the impact of rounding.

ACTIVISION BLIZZARD, INC. AND SUBSIDIARIES
RECONCILIATION OF GAAP NET INCOME TO NON-GAAP MEASURES
(Amounts in millions, except earnings per share data)

Year Ended December 31, 2011		Net Revenues	Cost of Sales - Product Costs	Cost of Sales - Online Subscriptions	Cost of Sales - Software Royalties and Amortization	Cost of Sales - Intellectual Property Licenses	Product Development	Sales and Marketing	General and Administrative	Restructuring	Total Costs and Expenses
GAAP Measurement		$ 4,755	$ 1,134	$ 255	$ 218	$ 165	$ 629	$ 545	$ 456	$ 25	$ 3,427
Less: Net effect from deferral in net revenues and related cost of sales	(a)	(266)	(11)	-	(48)	(24)	-	-	-	-	(83)
Less: Stock-based compensation	(b)	-	-	-	(10)	-	(40)	(6)	(47)	-	(103)
Less: Restructuring	(c)	-	-	-	-	-	-	-	(1)	(25)	(26)
Less: Amortization of intangible assets	(d)	-	(2)	-	(1)	(69)	-	-	-	-	(72)
Less: Impairment of goodwill	(e)	-	-	-	-	-	-	-	(12)	-	(12)
Non-GAAP Measurement		$ 4,489	$ 1,121	$ 255	$ 159	$ 72	$ 589	$ 539	$ 396	$ -	$ 3,131

Year Ended December 31, 2011		Operating Income	Net Income	Basic Earnings per Share	Diluted Earnings per Share
GAAP Measurement		$ 1,328	$ 1,085	$ 0.93	$ 0.92
Less: Net effect from deferral in net revenues and related cost of sales	(a)	(183)	(151)	(0.13)	(0.13)
Less: Stock-based compensation	(b)	103	76	0.07	0.06
Less: Restructuring	(c)	26	19	0.02	0.02
Less: Amortization of intangible assets	(d)	72	46	0.04	0.04
Less: Impairment of goodwill	(e)	12	12	0.01	0.01
Non-GAAP Measurement		$ 1,358	$ 1,087	$ 0.93	$ 0.93

(a) Reflects the net change in deferred net revenues and related cost of sales.
(b) Includes expense related to stock-based compensation.
(c) Reflects restructuring related to our Activision Publishing operations.
(d) Reflects amortization of intangible assets from purchase price accounting.
(e) Reflects impairment of goodwill.

The company calculates earnings per share pursuant to the two-class method which requires the allocation of net income between common shareholders and participating security holders. Net income attributable to Activision Blizzard Inc. common shareholders used to calculate non-GAAP earnings per common share assuming dilution was $715 million and $1,071 million for the three months and year ended December 31, 2011 as compared to the total non-GAAP net income of $725 million and $1,087 million for the same periods, respectively.

The per share adjustments are presented as calculated, and the GAAP and non-GAAP earnings per share information is also presented as calculated. The sum of these measures, as presented, may differ due to the impact of rounding.

ACTIVISION BLIZZARD, INC. AND SUBSIDIARIES
RECONCILIATION OF GAAP NET INCOME TO NON-GAAP MEASURES
(Amounts in millions, except earnings per share data)

Year Ended December 31, 2010		Net Revenues	Cost of Sales - Product Costs	Cost of Sales - Online Subscriptions	Cost of Sales - Software Royalties and Amortization	Cost of Sales - Intellectual Property Licenses	Product Development	Sales and Marketing	General and Administrative	Impairment of Intangible Assets	Total Costs and Expenses
GAAP Measurement		$ 4,447	$ 1,350	$ 241	$ 338	$ 197	$ 635	$ 516	$ 375	$ 326	$ 3,978
Less: Net effect from deferral in net revenues and related cost of sales	(a)	356	3	-	29	5	-	-	-	-	37
Less: Stock-based compensation	(b)	-	-	-	(65)	-	(12)	(8)	(46)	-	(131)
Less: Restructuring (included in general and administrative)	(c)	-	-	-	-	-	-	-	(3)	-	(3)
Less: Amortization of intangible assets	(d)	-	(5)	-	(15)	(102)	-	-	(1)	-	(123)
Less: Impairment of intangible assets	(e)	-	-	-	-	-	-	-	-	(326)	(326)
Non-GAAP Measurement		$ 4,803	$ 1,348	$ 241	$ 287	$ 100	$ 623	$ 508	$ 325	$ -	$ 3,432

Year Ended December 31, 2010		Operating Income	Net Income	Basic Earnings per Share	Diluted Earnings per Share
GAAP Measurement		$ 469	$ 418	$ 0.34	$ 0.33
Less: Net effect from deferral in net revenues and related cost of sales	(a)	319	232	0.19	0.19
Less: Stock-based compensation	(b)	131	88	0.07	0.07
Less: Restructuring (included in general and administrative)	(c)	3	2	-	-
Less: Amortization of intangible assets	(d)	123	53	0.04	0.04
Less: Impairment of intangible assets	(e)	326	198	0.16	0.16
Non-GAAP Measurement		$ 1,371	$ 991	$ 0.81	$ 0.79

(a) Reflects the net change in deferred net revenues and related cost of sales.

(b) Includes expense related to stock-based compensation.

(c) Reflects restructuring related to the Business Combination with Vivendi Games. Restructuring activities includes severance costs, facility exit costs and balance sheet write down and exit costs from the cancellation of projects.

(d) Reflects amortization of intangible assets.

(e) Reflects impairment of intangible assets acquired as a result of purchase accounting.

The company calculates earnings per share pursuant to the two-class method which requires the allocation of net income between common shareholders and participating security holders. Net income attributable to Activision Blizzard Inc. common shareholders used to calculate non-GAAP earnings per common share assuming dilution was $646 million and $982 million for the three months and year ended December 31, 2010 as compared to the total non-GAAP net income of $655 million and $991 million for the same periods, respectively.

The per share adjustments are presented as calculated, and the GAAP and non-GAAP earnings per share information is also presented as calculated. The sum of these measures, as presented, may differ due to the impact of rounding.

CORPORATE INFORMATION

BOARD OF DIRECTORS

Philippe Capron
Chief Financial Officer,
Vivendi, and
Chairman of the Board,
Activision Blizzard

Jean-Yves Charlier
Senior Executive Vice President,
Telecommunications, Vivendi

Robert J. Corti
Chairman,
Avon Products Foundation

Frédéric Crépin
Executive Vice President and
General Counsel, Vivendi

Jean-François Dubos
Chairman of the Management
Board and Chief Executive Officer,
Vivendi

Lucian Grainge
Chairman and
Chief Executive Officer,
Universal Music Group

Brian G. Kelly
Co-Chairman of the Board,
Activision Blizzard

Robert A. Kotick
President and
Chief Executive Officer,
Activision Blizzard

Robert J. Morgado
Chairman,
Maroley Media Group

Richard Sarnoff
Senior Advisor,
Kohlberg Kravis Roberts & Co.

Régis Turrini
Senior Executive Vice President,
M&A, Vivendi

OFFICERS

Robert A. Kotick
President and
Chief Executive Officer,
Activision Blizzard

Thomas Tippl
Chief Operating Officer,
Activision Blizzard

Dennis M. Durkin
Chief Financial Officer,
Activision Blizzard

Eric Hirshberg
President and
Chief Executive Officer,
Activision Publishing

Mike Morhaime
President and
Chief Executive Officer,
Blizzard Entertainment

Brian Hodous
Chief Customer Officer,
Activision Blizzard

Humam Sakhnini
Chief Strategy and Talent Officer,
Activision Blizzard

Chris B. Walther
Chief Legal Officer,
Activision Blizzard

SPECIAL ADVISOR

Michael Griffith
Vice Chairman,
Activision Blizzard

TRANSFER AGENT

Continental Stock Transfer &
Trust Company
17 Battery Place
New York, New York 10004
(800) 509-5586

AUDITOR

PricewaterhouseCoopers LLP
Los Angeles, California

CORPORATE HEADQUARTERS

Activision Blizzard, Inc.
3100 Ocean Park Boulevard
Santa Monica, California 90405
(310) 255-2000

DOMESTIC OFFICES

Austin, Texas
Bloomington, Minnesota
Carlsbad, California
Dallas, Texas
Eden Prairie, Minnesota
El Segundo, California
Encino, California
Foster City, California
Fresno, California
Irvine, California
Los Angeles, California
Menands, New York
Middleton, Wisconsin
New York, New York
Novato, California
Portland, Maine
Rogers, Arkansas
Santa Clara, California
Santa Monica, California
Woodland Hills, California

INTERNATIONAL OFFICES

Birmingham, United Kingdom
Buenos Aires, Argentina
Burglengenfeld, Germany
Copenhagen, Denmark
Cork, Ireland
Dublin, Ireland
Hong Kong, China
Leamington Spa, United Kingdom
Leeds, United Kingdom
Legnano, Italy
Madrid, Spain
Mexico City, Mexico
Mississauga, Canada
Munich, Germany
Paris, France
Quebec City, Canada
São Paulo, Brazil
Schiphol, The Netherlands
Seoul, South Korea
Shanghai, China
Singapore
Stockholm, Sweden
Stockley Park, United Kingdom
Sydney, Australia
Taipei, Region of Taiwan
Vancouver, Canada
Venlo, The Netherlands
Versailles, France
Warrington, United Kingdom

WORLD WIDE WEB SITE

www.activisionblizzard.com

E-MAIL

IR@activisionblizzard.com

ANNUAL MEETING

June 6, 2013, 9:00 am PDT
Equity Office
3200 Ocean Park Boulevard
Santa Monica, California 90405

ANNUAL REPORT ON FORM 10-K

Activision Blizzard's Annual Report on Form 10-K for the calendar year ended December 31, 2012 and amendments thereto are available to shareholders without charge upon request by calling our Investor Relations department at (310) 255-2000 or by mailing a request to our Corporate Secretary at our corporate headquarters.

NON-INCORPORATION

Portions of the Company's 2012 Form 10-K, as filed with the SEC, are included within this Annual Report. Other than these portions of the Form 10-K, all other portions of this Annual Report are not "filed" with the SEC and should not be deemed so.

Annual Report Design by Curran & Connors, Inc. / www.curran-connors.com


ACTIVISION BLIZZARD

3100 OCEAN PARK BOULEVARD
SANTA MONICA, CALIFORNIA 90405
T: (310) 255-2000 F: (310) 255-2100
WWW.ACTIVISIONBLIZZARD.COM